                                                                     EXHIBIT 4.1

                     LOGO                                           LOGO
         NETWORK LONG DISTANCE, INC.                      IXC COMMUNICATIONS, INC.
    PROXY STATEMENT FOR SPECIAL MEETING OF       PROSPECTUS FOR 4,313,837 SHARES OF COMMON
    STOCKHOLDERS TO BE HELD ON MAY 19, 1998       STOCK INCLUDING OPTIONS AND WARRANTS TO
                                               PURCHASE UP TO 297,754 SHARES OF COMMON STOCK

                            ------------------------

     This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $.0001 per share ("NLD Common Stock"), of Network Long Distance, Inc., a Delaware corporation ("NLD"), in connection with the solicitation by the Board of Directors of NLD (the "NLD Board") of proxies to be used at a Special Meeting of stockholders of NLD to be held at NLD's corporate offices, 11817 Canon Boulevard, Suite 600, Newport News, Virginia on Tuesday, May 19, 1998, at 2:00 p.m., Eastern Time (together with any and all adjournments, postponements or continuations thereof, the "Special Meeting").

     The Special Meeting has been called to consider and vote upon a proposal to approve the Stock Acquisition Agreement and Plan of Merger dated as of December 19, 1997, as amended (the "Merger Agreement"), among IXC Communications, Inc., a Delaware corporation ("IXC"), IXC Long Distance, Inc., a Delaware corporation and a wholly owned subsidiary of IXC ("IXC Long Distance"), Pisces Acquisition Corp., a Delaware corporation and a newly formed, wholly owned subsidiary of IXC Long Distance ("Acquisition Corp."), and NLD, which provides for the merger (the "Merger") of Acquisition Corp. with and into NLD. As a result of the Merger, (i) NLD will become a wholly owned subsidiary of IXC, (ii) each share of NLD Common Stock outstanding prior to the time the Merger is effective shall be converted into the right to receive 0.2998 shares (the "Exchange Ratio") of common stock, par value $.01 per share ("IXC Common Stock") of IXC, and (iii) each option and warrant to purchase NLD Common Stock outstanding prior to the time the Merger is effective shall be converted into the right to receive an option or warrant to purchase the number of shares of IXC Common Stock equal to the Exchange Ratio multiplied by the number of shares of NLD Common Stock that may be purchased under such outstanding options and warrants.

     IXC has filed a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) with the Securities and Exchange Commission (the "Commission") registering the issuance of up to 4,313,837 shares of IXC Common Stock (including shares of IXC Common Stock which may be issued in connection with the exercise of options and warrants for NLD Common Stock) and the exchange of options and warrants to purchase up to 297,754 shares of IXC Common Stock for all outstanding options and warrants for the purchase of NLD Common Stock. This Proxy Statement/Prospectus constitutes the Prospectus of IXC, filed as part of the Registration Statement, with respect to such securities.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DESCRIPTION OF CERTAIN MATTERS RELATED TO IXC AND THE SECURITIES TO BE ISSUED IN THE MERGER.

     IXC Common Stock is listed for trading on the Nasdaq National Market (the "NNM") under the trading symbol "IIXC." On April 14, 1998 the last reported sale price of IXC Common Stock on the NNM was $50 1/8.

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of NLD on or about April 21, 1998.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is April 15, 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................  iii
DOCUMENTS INCORPORATED BY REFERENCE.........................   iv
SUMMARY.....................................................    1
  The Companies.............................................    1
  Recent Developments.......................................    2
  The Special Meeting.......................................    2
  Summary of Certain Information Concerning the Merger......    3
  Risk Factors..............................................    7
  Selected Historical Financial Data of IXC.................    8
  Selected Historical Financial Data of NLD.................    9
  Unaudited Selected Pro Forma Combined Financial
     Information............................................   10
  Comparative Per Share Data................................   12
  Markets and Market Prices.................................   13
RISK FACTORS................................................   14
THE COMPANIES...............................................   27
  IXC.......................................................   27
  NLD.......................................................   28
  Acquisition Corp..........................................   28
THE SPECIAL MEETING.........................................   29
  Purpose of Special Meeting................................   29
  Place, Date, and Time of the Special Meeting; Record
     Date...................................................   29
  Voting at the Special Meeting.............................   29
  Proxies...................................................   30
THE MERGER..................................................   31
  Description of the Merger.................................   31
  Consummation of the Merger................................   31
  Background of the Merger..................................   31
  NLD's Reasons for the Merger; Recommendation of the NLD
     Board..................................................   33
  IXC's Reasons for the Merger..............................   34
  Opinion of Morgan Stanley.................................   34
  Nasdaq National Market....................................   38
  Material Federal Income Tax Consequences of the Merger....   38
  Resales of IXC Common Stock Under Federal Securities
     Laws...................................................   38
  Accounting Treatment......................................   39
  Consents and Approvals....................................   39
  Appraisal Rights..........................................   39
  Interests of Certain Persons in the Merger................   39
  Conduct of Business after the Merger......................   40
TERMS OF THE MERGER AGREEMENT...............................   40
  The Merger................................................   40
  Effective Time of the Merger..............................   41
  Effects of the Merger on NLD Common Stock.................   41
  Treatment of Stock Options and Warrants...................   41
  Fractional Shares.........................................   42
  Number of Shares of IXC Common Stock Anticipated to be
     Issued Pursuant to the Merger Agreement................   42
  Appointment of the Exchange Agent.........................   42

  Payment of the Merger Consideration; Surrender of NLD
     Stock Certificates, NLD Options and NLD Warrants.......   42
  Representations and Warranties............................   43
  No Solicitation...........................................   43
  Conditions to the Merger..................................   43
  Covenants; Conduct of Business Prior to Effective Time....   45
  Termination of the Merger Agreement.......................   47
  Fees and Expenses of the Merger...........................   48
COMPARATIVE RIGHTS OF STOCKHOLDERS..........................   48
  Number of Directors.......................................   48
  Classification............................................   49
  Removal of Directors; Filling Vacancies on the Board of
     Directors..............................................   49
  Limitation on Directors' Liability........................   49
  Indemnification...........................................   49
  Restrictions on Business Combinations/Corporate Control...   50
  Special Meetings..........................................   50
  Amendment or Repeal of the Charter and Bylaws.............   50
  Cumulative Voting.........................................   50
  Appraisal Rights in Mergers...............................   50
  Dividends.................................................   51
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
  FOR IXC AND NLD...........................................   52
UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR
  NLD.......................................................   58
MARKET PRICE AND DIVIDENDS ON NLD COMMON STOCK AND RELATED
  NLD STOCKHOLDER MATTERS...................................   65
  Market Information........................................   65
  Holders of NLD Common Stock...............................   65
  Security Ownership of Certain Beneficial Owners and
     Management.............................................   66
  Dividends.................................................   66
MANAGEMENT'S DISCUSSION AND ANALYSIS OF NLD'S FINANCIAL
  CONDITION AND RESULTS OF OPERATION........................   67
LEGAL MATTERS...............................................   75
EXPERTS.....................................................   75
FUTURE STOCKHOLDER PROPOSALS................................   76
FINANCIAL STATEMENTS OF NLD.................................  F-1
ANNEXES:
  Annex A: Glossary
  Annex B: Stock Acquisition Agreement and Plan of Merger,
     as amended
  Annex C: Opinion of Morgan Stanley & Co. Incorporated

                             AVAILABLE INFORMATION

     IXC has filed the Registration Statement with the Commission with respect to the IXC Common Stock to be issued in connection with the Merger of which this Proxy Statement/Prospectus constitutes a part pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The information contained herein with respect to IXC and its affiliates has been provided by IXC, and the information contained herein with respect to NLD and its affiliates has been provided by NLD. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are necessarily summaries of those documents, and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by such reference.

     IXC and NLD are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports and other information with the Commission. Such reports and other information can be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the Commission's regional offices at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, proxy information statements and other information regarding registrants, like IXC and NLD, that file electronically with the Commission. The IXC Common Stock is listed on the NNM under the symbol "IIXC." The NLD Common Stock is listed on the NNM under the symbol "NTWK." Reports, proxy statements and other information concerning IXC or NLD may be inspected and copied at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington D.C. 20006.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed with the Commission, are incorporated herein by reference:

          1. For IXC (Commission File No. 0-20803), its:

             (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed with the Commission on March 16, 1998 (the "IXC 10-K").

             (b) Current Reports on Form 8-K dated January 8, 1998, January 30, 1998, February 12, 1998, March 2, 1998, March 30, 1998 and April 2,
        1998.

             (c) Description of the IXC Common Stock contained in the Registration Statement on Form 8-A dated May 31, 1996 and filed with the Commission on June 3, 1996 as amended by Form 8-A/A dated June 26, 1996 as filed with the Commission on June 26, 1996.

          2. For NLD (Commission File No. 0-23172), its:

             (a) Annual Report on Form 10-K for the fiscal year ended March 31, 1997 filed with the Commission on June 30, 1997 as amended by Form 10-K/A filed with the Commission on July 29, 1997 (as amended, the "NLD 10-K").

             (b) Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997 and December 31, 1997 filed with the Commission on August 14, 1997, November 13, 1997 and February 13, 1998, respectively (the "NLD 10-Qs").

             (c) Current Reports on Form 8-K dated May 7, 1997 (as amended by Form 8-K/A filed with the Commission on June 26, 1997), May 8, 1997, December 19, 1997 and February 10, 1998.

     All documents subsequently filed by IXC or NLD with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO IXC, IXC COMMUNICATIONS, INC., 1122 CAPITAL OF TEXAS HIGHWAY SOUTH, AUSTIN, TEXAS 78746, (512) 427-3731, ATTENTION: KELLI MCGLYNN, AND IN THE CASE OF DOCUMENTS RELATING TO NLD, NETWORK LONG DISTANCE, INC., 11817 CANON BOULEVARD, SUITE 600, NEWPORT NEWS, VIRGINIA 23606, ATTENTION: THOMAS G. KEEFE, CHIEF FINANCIAL OFFICER. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY IXC OR NLD, AS THE CASE MAY BE, BY MAY 12, 1998.
                            ------------------------

     NO PERSON IS AUTHORIZED BY IXC OR NLD TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROXY
STATEMENT/PROSPECTUS, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING

BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

     NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF IXC OR NLD SINCE THE DATE HEREOF.

     WHEN USED IN THIS PROXY STATEMENT/PROSPECTUS, THE WORDS "MAY," "WILL," EXPECT," "ANTICIPATE," "ESTIMATE," "BELIEVE," "SEEK" AND "CONTINUE" AND WORDS OF SIMILAR IMPORT MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. FOR A DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS," "THE MERGER -- BACKGROUND OF THE MERGER," "THE MERGER -- NLD'S REASONS FOR THE MERGER; RECOMMENDATION OF THE NLD BOARD" AND "THE MERGER -- IXC'S REASONS FOR THE MERGER." READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

                                    SUMMARY

     Certain of the statements contained in this Proxy Statement/Prospectus, including information regarding IXC's network expansion and switched long distance services and related strategy and financing, are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the matters described in the forward-looking statements and other matters that should be carefully considered by the NLD Stockholders, see "Risk Factors." Certain terms used herein are defined in the Glossary contained in Annex A to this Proxy Statement/Prospectus.

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Proxy Statement/Prospectus, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and IXC's financial statements (including the notes thereto) appearing in the IXC 10-K, which are incorporated by reference herein, and the information contained in "Management's Discussion and Analysis of NLD's Financial Condition and Results of Operation" and NLD's financial statements (including the notes thereto) appearing elsewhere in this Proxy Statement/Prospectus. As used herein, except with respect to the cover page and unless the context otherwise requires, the term "IXC" refers to IXC Communications, Inc. and its subsidiaries, including predecessor corporations.

                                 THE COMPANIES

     IXC. IXC is a leading provider of telecommunications transmission, switched long distance and associated services to long distance and other communications companies. IXC owns a digital telecommunications network (the "Network") which includes over 11,500 digital route miles. Substantial additions to the Network are currently under construction. Subject to the availability of capital and the completion of cost-sharing arrangements currently being negotiated, the Network is planned to include over 18,000 digital route miles by the end of 1998, and over 20,000 digital route miles by the end of 1999. IXC provides two principal products: transmission of voice and data over dedicated circuits ("private lines") and transmission of long distance traffic processed through IXC's switches ("long distance switched services"). During the first quarter of 1997, IXC began providing Frame Relay and ATM-based switched data services in order to capitalize on the growing demand for Internet and electronic data transfer services. IXC was incorporated in the State of Delaware on July 27, 1992. IXC's principal executive offices are located at 1122 Capital of Texas Highway South, Austin, Texas 78746 and its telephone number is (512) 427-3700.

     NLD. NLD provides long distance and other telecommunications services to end-users, independent agents, and other long distance companies, with a primary concentration on small to medium-sized businesses. Over the past four years, NLD has grown significantly through mergers, acquisitions, and its own sales programs to become a nationwide provider of long distance and other telecommunications services. NLD transmits long distance telephone calls over various types of transmission circuits leased from other telecommunications carriers at fixed or variable rates. Calls may be routed through one of NLD's three switching centers, which select the least expensive manner to complete the calls from among the various available transmission alternatives, or calls may be completed by various underlying carriers. NLD provides billing, customer service, and other features related to the calls. NLD was incorporated in the State of Delaware on December 3, 1987. NLD's principal executive offices are located at 11817 Canon Boulevard, Suite 600, Newport News, Virginia 23606 and its telephone number is (757) 873-1040.

     Acquisition Corp. Acquisition Corp. was incorporated in the State of Delaware on December 17, 1997 solely for the purpose of consummating the Merger. Acquisition Corp. has limited assets and has no business and has not carried on any activities other than those which are directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 1122 Capital of Texas Highway South, Austin, Texas 78746 and its telephone number if (512) 328-1112.

                              RECENT DEVELOPMENTS

     Convertible Preferred Offering. On March 30, 1998, IXC issued and sold $135.0 million of its 6 3/4% Cumulative Convertible Preferred Stock (the "1998 Convertible Preferred Stock") issued in the form of depositary shares (2,700,000 depositary shares at $50 per share) to qualified institutional buyers under Rule 144A of the Securities Act. On April 14, 1998, IXC issued and sold an additional $20.25 million of its 1998 Convertible Preferred Stock (405,000 depositary shares at $50 per share) in connection with an overallotment option granted to the initial purchasers of the 1998 Convertible Preferred Stock. The offer and sale of the 1998 Convertible Preferred Stock (an aggregate of $155.25 million, including the sale in connection with the overallotment option) is referred to as the "Convertible Preferred Offering." The 1998 Convertible Preferred Stock is convertible at any time into IXC Common Stock at the option of the holder. IXC expects to use the net proceeds of the Convertible Preferred Offering to fund capital expenditures, including a portion of the Network expansion, and for general corporate purposes, including acquisitions of related businesses or interests therein and joint ventures.

     The Refinancing. IXC is currently offering (the "Tender Offer") to purchase for cash all of its outstanding 12 1/2% Senior Notes Due 2005 (the "Senior Notes"), $285.0 million in aggregate principal amount of which are outstanding, at a purchase price (the "Offer Price") of $1,198.81 per $1,000 of note principal (including $20 per $1,000 of note principal as the Consent Payment (as defined)). The Tender Offer expires at 11:59 p.m. New York City time on April 16, 1998, unless extended (the "Tender Offer Expiration Date"). In connection with the Tender Offer, IXC has solicited (the "Solicitation") and received the requisite consents from the holders of the Senior Notes to, among other things, eliminate substantially all of the covenants and guarantees under the indenture governing the Senior Notes (the "Senior Notes Indenture") and permit the incurrence of additional indebtedness. The consideration to be paid in respect of validly delivered, and not revoked, consents will be 2.0% of the principal amount of the Senior Notes for which consents were validly delivered and not revoked (collectively, the "Consent Payment"). The consummation of the Tender Offer is conditioned upon, among other things, IXC obtaining financing therefor. IXC anticipates issuing at least $350 million in debt securities (the "New Notes") with a portion of the net proceeds thereof to pay the Offer Price and the Consent Payment (estimated to be an aggregate of approximately $341.7 million, assuming all $285.0 million in aggregate principal amount of the Senior Notes is tendered and accepted for payment). As of April 3, 1998, over 99% of the aggregate principal amount of the Senior Notes has been tendered (and could not be withdrawn) pursuant to the Tender Offer.

                              THE SPECIAL MEETING

     A Special Meeting of the stockholders of NLD (the "NLD Stockholders") will be held on May 19, 1998 at 2:00 p.m. Eastern Time, at NLD's corporate offices, 11817 Canon Boulevard, Suite 600, Newport News, Virginia, for the purpose of approving the Merger Agreement and such other matters as may properly come before the Special Meeting. Only NLD Stockholders of record at the close of business on April 15, 1998 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting. Each share of NLD Common Stock outstanding as of the Record Date is entitled to one vote upon each matter presented at the Special Meeting, exercisable at the Special Meeting in person or by properly executed proxy. The presence, in person or by properly executed proxy, of a majority of the shares of NLD Common Stock entitled to vote is necessary to constitute a quorum of the NLD Common Stock at the Special Meeting. To approve the Merger Agreement, the affirmative vote of a majority of the outstanding shares of NLD Common Stock entitled to vote thereon is required. As of the Record Date, the directors and executive officers of NLD, together with their affiliates as a group, beneficially owned 45.1% of the issued and outstanding shares of NLD Common Stock entitled to vote at the Special Meeting. No dissenters' rights of appraisal apply to the Merger or any of the other transactions contemplated by the Merger Agreement. See "THE SPECIAL MEETING."

     THE NLD BOARD HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, HAS AUTHORIZED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, AND RECOMMENDS THAT NLD STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

              SUMMARY OF CERTAIN INFORMATION CONCERNING THE MERGER

Effective Time of the
  Merger...................  This Proxy Statement/Prospectus relates to the proposed Merger of Acquisition Corp. with and into NLD. Upon the consummation of the Merger, NLD will be the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of IXC. The Merger will be effective upon the filing of a certificate of merger (the "Certificate of Merger") with the Secretary of State of Delaware. The date and time of such filing (the "Effective Time") is currently expected to occur, subject to approval by the NLD Stockholders of the Merger, within five business days following the satisfaction or waiver of all the conditions precedent to the Merger set forth in the Merger Agreement. See "TERMS OF THE MERGER
                             AGREEMENT -- Effective Time of the Merger" and
                             "-- Conditions to the Merger."

Conversion of NLD Common
  Stock; Merger
  Consideration............  Upon and subject to the terms of the Merger
                             Agreement, each share of NLD Common Stock outstanding as of the Effective Time shall be converted into 0.2998 (the "Exchange Ratio") shares of IXC Common Stock; provided, however, that each holder of NLD Common Stock entitled to receive a fractional share of IXC Common Stock shall receive cash in lieu of such fractional share. See "TERMS OF THE MERGER AGREEMENT -- Effect of the Merger on NLD Common Stock" and "-- Fractional Shares."

Treatment of Stock Options
  and Warrants.............  As of the Effective Time, all of the outstanding options and warrants to acquire NLD Common Stock shall be converted into options or warrants to acquire IXC Common Stock. IXC shall grant each holder of an NLD option or warrant (collectively, the "NLD Options") who is or has been an employee, officer or director of NLD a substitute option (each, a "Substitute Option") and each holder of an NLD warrant (collectively, the "NLD Warrants") issued pursuant to Stock Purchase Option or Warrant Agreements dated as of February 24, 1994 with NLD and certain individuals or entities a substitute warrant (each, a "Substitute Warrant") in exchange for the surrender, cancellation and termination of each NLD Option and NLD Warrant, respectively. As of the Effective Time, all of the outstanding NLD Options and NLD Warrants shall be converted into the right to receive Substitute Options and Substitute Warrants, as applicable. The Substitute Options and Substitute Warrants will (a) reflect the application of the Exchange Ratio (except that any resulting fractional share amounts less than one-half shall be rounded down to the nearest whole share and shall be rounded up otherwise), (b) provide for exercisability over the same period as set forth in the NLD Options or NLD Warrants exchanged therefor, and (c) contain such terms and conditions as IXC and NLD shall agree upon. See "TERMS OF THE MERGER AGREEMENT -- Treatment of Stock Options and Warrants."

Number of Shares of IXC
  Common Stock Anticipated
  to be Issued Pursuant to
  the Merger Agreement.....  Based on the number of shares of NLD Common Stock outstanding on the Record Date, it is presently anticipated that approximately four million shares of IXC Common Stock and Substitute Options and

                             Substitute Warrants to purchase approximately 300,000 shares of IXC Common Stock will be issued pursuant to the terms of the Merger Agreement.

Surrender of NLD Stock
  Certificates.............  NLD and IXC have appointed U.S. Stock Transfer
                             Corporation as exchange agent to exchange certificates representing NLD Common Stock for the IXC Common Stock, NLD Options for Substitute Options, and NLD Warrants for Substitute Warrants. Promptly after the Effective Time, holders of NLD Common Stock, NLD Options, and NLD Warrants will be furnished with a notice of the consummation of the Merger and a transmittal letter to be used for the exchange.

                             NLD Stockholders should not return any stock certificates with the form of proxy accompanying this Proxy Statement/Prospectus. See "TERMS OF THE MERGER AGREEMENT -- Payment of the Merger Consideration; Surrender of NLD Stock Certificates, NLD Options and NLD Warrants."

Management After the
  Merger...................  Upon consummation of the Merger, Acquisition Corp.
                             will be merged with and into NLD and NLD will be the surviving entity thereof. The directors of Acquisition Corp. in office at the Effective Time shall become on such date the directors of NLD. The present directors of Acquisition Corp. are Jeffrey
                             C. Smith, James F. Guthrie and Stuart K. Coppens, each of whom is presently an executive officer of IXC. The officers of NLD in office at the Effective Time shall remain as of such date the officers of NLD. The present officers of NLD are John D. Crawford, Timothy A. Barton and Thomas G. Keefe. See "THE MERGER -- Conduct of Business After the Merger."

NLD's Reasons for the
  Merger, Recommendation
  of the Board.............  The NLD Board has concluded that the Merger offers
                             NLD and the NLD Stockholders a significant opportunity to create a combined organization that will be a leader in the telecommunications industry. The NLD Board believes that the terms of the Merger are fair to, and in the best interests of, NLD and the NLD Stockholders. As of the Record Date, NLD's directors, executive officers and their affiliates beneficially owned shares of NLD Common Stock representing 45.1% of the outstanding NLD Common Stock. Each of NLD's directors, executive officers and their affiliates intend to vote the shares of NLD Common Stock beneficially owned by them for approval of the Merger Agreement. See "THE MERGER -- Background of the Merger" and "-- NLD's Reasons for the Merger; Recommendation of the NLD Board."

Interests of Certain
  Persons in the Merger....  Certain members of NLD's management and the NLD
                             Board may be deemed to have interests in the Merger in addition to or different from their interests as NLD Stockholders generally. These include, among other matters, provisions in the Merger Agreement relating to employment agreements for certain officers of NLD. See "THE MERGER -- Interests of Certain Persons in the Merger."

Conditions of the Merger...  The obligations of IXC, IXC Long Distance,
                             Acquisition Corp. and NLD to effect the Merger are subject to the satisfaction or waiver of certain conditions, including, but not limited to (i) compliance by IXC and NLD with various covenants; (ii) the continuing accuracy in all material respects of the representations and warranties of IXC, Acquisition Corp. and NLD, (iii) the receipt of certain state and federal regulatory approvals; (iv) the absence of any material adverse change in the financial condition, operations, business or prospects of IXC or NLD; (v) NLD's average monthly revenues as defined in the Merger Agreement being at least $8.4 million; (vi) the receipt of a letter from each of IXC's and NLD's accountants stating that the Merger will qualify as a pooling of interests under GAAP and applicable Commission regulations; (vii) the expiration or termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and (viii) the performance by each party of such party's obligations under the Merger Agreement required to be performed by such party prior to the Effective Time. See "TERMS OF THE MERGER
                             AGREEMENT -- Conditions to the Merger."

Opinion of Morgan
  Stanley..................  Morgan Stanley & Co. Incorporated ("Morgan
                             Stanley"), an investment banking firm retained by NLD, has delivered to the NLD Board a written opinion dated December 19, 1997 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio is fair, from a financial point of view, to the NLD Stockholders. See "THE
                             MERGER -- Opinion of Morgan Stanley." The full text of the written opinion of Morgan Stanley, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley, is attached as Annex C to this Proxy Statement/Prospectus and should be read carefully in its entirety.

Termination of the
  Merger Agreement and
  Termination Fee..........  The Merger Agreement and the Merger may be
                             terminated at any time prior to the filing of the Certificate of Merger, whether before or after approval of the Merger by the NLD Stockholders, (i) by the mutual consent of the Boards of Directors of IXC and NLD, (ii) by either NLD or IXC if the other party is in willful breach of any of its representations, warranties, covenants or agreements in the Merger Agreement and such breach has not been cured within 20 business days notice thereof, (iii) by either NLD or IXC if the consummation of the Merger has been enjoined or if any Final Order (as defined) issued by a Regulatory Commission (as defined) contains an unduly burdensome provision, (iv) by either NLD or IXC, if the NLD Stockholders do not approve the Merger at the Special Meeting; (v) by the Board of Directors of IXC or NLD at any time after December 31, 1998 (subject to an extension of up to 60 days in certain instances) if, by such date, the Merger shall not have become effective; or (vi) by NLD if NLD shall have received a bona fide fully funded offer to acquire all of the outstanding NLD Common Stock or all of NLD's assets which, after taking into account payment to IXC of the Termination Fee (as defined), would, in the opinion of the NLD Board, result in a value to the NLD stockholders of greater than $142 million and concurrent with such termination of the Merger Agreement NLD pays IXC a fee of $7.5 million (the "Termination Fee"). See "TERMS OF THE MERGER AGREEMENT -- Termination of the Merger Agreement."

Fees and Expenses of
  the Merger...............  In the event that the Merger Agreement shall be terminated as described above, all obligations of the parties under the Merger Agreement shall terminate, except the obligation to pay the Termination Fee, and there shall be no liability of any party thereto to another (except by reason of any breach by any party of any of its representations, warranties, covenants or agreements thereunder which has not been waived). Otherwise, each party will pay its own costs and expenses in connection with the Merger Agreement; provided, however, that any costs paid in connection with the printing of the Registration Statement will be borne equally by IXC and NLD. See "TERMS OF THE MERGER AGREEMENT -- Fees and Expenses of the Merger."

Federal Income Tax
  Consequences of the
  Merger...................  Based on an opinion from NLD's counsel, the Merger will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, for federal income tax purposes (i) no gain or loss will be recognized by either IXC or NLD as a result of the Merger and (ii) no gain or loss will be recognized by the NLD Stockholders with respect to the IXC Common Stock that will be received by them upon consummation of the Merger, except to the extent of cash received in lieu of fractional shares. If the Merger were not to constitute a tax-free reorganization, each NLD Stockholder would recognize gain or loss measured by the difference between the fair market value of the IXC Common Stock received upon consummation of the Merger, determined at the Effective Time, and the tax basis of such stockholder's shares of NLD Common Stock.

                             Each NLD Stockholder should consult with such stockholder's own tax advisor regarding the tax consequences of the Merger. See "THE
                             MERGER -- Material Federal Income Tax Consequences of the Merger."

Accounting Treatment.......  The Merger is intended to qualify as a pooling of interests for financial reporting purposes in accordance with GAAP, which means that IXC will restate its historical consolidated financial statements to include the assets, liabilities, stockholders' equity and results of operations of NLD. See "THE MERGER -- Accounting Treatment."

Appraisal Rights...........  Under Delaware law, NLD stockholders have no right to an appraisal of the value of their shares in connection with the Merger and the transactions contemplated thereby. See "THE MERGER--Appraisal Rights."

Resales of IXC Common Stock
  Under Federal Securities
  Laws.....................  The shares of IXC Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act, and therefore may be resold without restriction by persons who are not deemed to be "affiliates" of either IXC or NLD. See "THE MERGER -- Resales of IXC Common Stock Under Federal Securities Laws."

Consents and Approvals.....  The Merger is subject to the HSR Act, and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and material have been furnished to the

                             Justice Department and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. The Merger also requires the approval of the Federal Communications Commission (the "FCC") and certain state regulatory commissions in the jurisdictions where NLD operates (such commissions together with the FCC constitute the "Regulatory Commissions"). As of April 14, 1998 approximately 60% of the state regulatory approvals have been obtained. See "THE MERGER -- Consents and Approvals."

Listing of IXC Common
  Stock....................  At the Effective Time, the shares of IXC Common
                             Stock to be issued pursuant to the Merger Agreement will be approved for listing on the NNM under the trading symbol "IIXC."

                                  RISK FACTORS

     In determining whether to exchange NLD Common Stock for IXC Common Stock, the NLD Stockholders should consider carefully the information set forth under the caption "Risk Factors" and all other information contained in this Proxy Statement/Prospectus before making any decision to acquire IXC Common Stock.

                   SELECTED HISTORICAL FINANCIAL DATA OF IXC

     The following table sets forth certain selected historical financial data of IXC. The historical financial data for IXC have been derived from the audited Consolidated Financial Statements of IXC. The selected historical financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and IXC's Consolidated Financial Statements, related notes thereto and other financial information incorporated by reference in this Proxy Statement/Prospectus.

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1997       1996       1995       1994       1993
                                              --------   --------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenue.....................  $420,710   $203,761   $ 91,001   $ 80,663   $ 71,123
  Operating income (loss)...................   (45,235)   (14,016)     1,429     14,085    (10,596)
  Income (loss) before extraordinary gain
     (loss).................................   (94,555)   (37,448)    (3,218)     5,017    (31,812)
  Extraordinary gain (loss)(1)..............        --         --     (1,747)     2,298      8,495
  Net income (loss).........................  $(94,555)  $(37,448)  $ (4,965)  $  7,315   $(23,317)
  Basic and diluted income (loss) per
     share(2):
     Before extraordinary gain (loss).......  $  (3.75)  $  (1.42)  $   (.21)  $    .13   $  (1.43)
     Extraordinary gain (loss)..............        --         --       (.07)       .10        .36
     Net income (loss)......................  $  (3.75)  $  (1.42)  $   (.28)  $    .23   $  (1.07)
  Weighted average basic shares.............    30,961     27,525     24,335     24,310     23,332
  Weighted average diluted shares...........    30,961     27,525     24,335     24,318     23,332
BALANCE SHEET DATA:
  Cash and cash equivalents.................  $152,720   $ 61,340   $  6,915   $  6,048   $  6,230
  Total assets..............................   917,095    459,151    336,475    105,409     94,281
  Total debt and capital lease
     obligations............................   320,295    302,281    298,794     69,124     59,954
  Redeemable preferred stock................   403,368         --         --         --         --
  Stockholders' equity (deficit)............   (47,955)    63,479      6,858     14,189      6,871
OTHER FINANCIAL DATA:
  EBITDA(3).................................  $ 15,513   $ 13,225   $ 18,867   $ 26,206   $ 10,465

---------------

(1) The extraordinary items for all periods result from early extinguishment of debt (involving a related party in 1994), including capital lease obligations, net of applicable income taxes.

(2) The basic and diluted income (loss) per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share and the Securities and Exchange Commission Staff Accounting Bulletin 98.

(3) EBITDA is operating income (loss) plus depreciation and amortization. IXC has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies.

                   SELECTED HISTORICAL FINANCIAL DATA OF NLD

     The following table sets forth certain selected financial data of NLD. The historical financial data for NLD have been derived from the audited Consolidated Financial Statements of NLD as of March 31, 1997 and 1996 and for the three year period ended March 31, 1997. The historical financial data for NLD as of March 31, 1995, 1994 and 1993 and for the years ended March 31, 1994 and 1993 have been derived from unaudited financial statements. The historical financial data for NLD as of December 31, 1997 and 1996 and for the nine-month periods ended December 31, 1997 and 1996 have been derived from unaudited interim financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and the results of operations for such interim periods. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. These data should be read in conjunction with "Management's Discussion and Analysis of NLD's Financial Condition and Results of Operations" and NLD's Consolidated Financial Statements appearing elsewhere in this Proxy Statement/Prospectus.

                                                                                      NINE MONTHS ENDED
                                            FISCAL YEARS ENDED MARCH 31,             AND AT DECEMBER 31,
                                   -----------------------------------------------   -------------------
                                    1997      1996      1995      1994      1993       1997       1996
                                   -------   -------   -------   -------   -------   --------   --------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net operating revenue..........  $86,006   $67,584   $48,319   $27,037   $15,277   $78,464    $63,430
  Operating income (loss)........   (5,927)    1,950     2,660     1,347       378    (5,327)    (3,798)
  Net income (loss)..............   (6,789)      784     1,715       670       526    (6,110)    (4,114)
  Basic income (loss) per
     share(1)....................  $ (0.74)  $  0.10   $  0.22   $  0.10   $  0.07   $ (0.49)   $ (0.45)
  Diluted income (loss) per
     share(1)....................  $ (0.74)  $  0.10   $  0.22   $  0.10   $  0.07   $ (0.49)   $ (0.45)
  Weighted average basic
     shares(1)...................    9,179     8,068     7,680     6,947     7,207    12,404      9,158
  Weighted average diluted
     shares(1)...................    9,179     8,199     7,706     6,947     7,207    12,404      9,158
BALANCE SHEET DATA:
  Cash and cash equivalents......  $ 1,962   $ 1,460   $   661   $   681   $   326   $ 1,087    $ 2,755
  Total assets...................   26,184    29,263    17,333     6,511     5,627    49,910     29,277
  Total debt and capital lease
     obligations.................    3,297     4,000     1,439     1,282     1,259     1,143      3,527
  Redeemable preferred stock.....       --        --        --       246        --        --         --
  Stockholders' equity...........   11,802    16,622     9,404     7,396     1,450    29,614     14,349
OTHER FINANCIAL DATA:
  EBITDA(2)......................  $ 2,758   $ 3,675   $ 3,469   $ 2,190   $ 1,392   $ 2,035    $ 2,020

---------------
(1) The basic and diluted income (loss) per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share and the Securities and Exchange Commission Staff Accounting Bulletin 98.

(2) EBITDA is operating income (loss) plus depreciation, amortization and provision to reduce carrying value of certain assets. For the purpose of this EBITDA calculation, and to achieve consistency with combined pro forma presentations of EBITDA elsewhere in this Proxy Statement/Prospectus, provisions of $6.3 million to reduce the carrying value of certain assets in the year ended March 31, 1997 have been included in depreciation and amortization, and provisions of $4.0 million and $4.1 million to reduce the carrying value of certain assets in the nine months ended December 31, 1997 and 1996, respectively, have been included in depreciation and amortization. NLD has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one historical measure of cash flow in the telecommunications industry. EBITDA is not a measurement determined in accordance with GAAP, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies.

          UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited selected pro forma combined financial information reflects the combination of the historical consolidated balance sheets and related consolidated statements of operations of IXC with the historical consolidated balance sheets and related consolidated statements of operations of NLD, using the pooling of interests method of accounting for business combinations, contained elsewhere in this Proxy Statement/Prospectus.

     The unaudited pro forma combined balance sheet data as of December 31, 1997 reflect the assumption that the Merger occurred as of that date. The unaudited pro forma combined statement of operations data reflect the assumption that the Merger occurred at the beginning of each of the periods presented. Statement of operations data for the years ended December 31, 1996 and 1995 include financial information for NLD for its years ended March 31, 1997 and 1996, respectively. For the year ended December 31, 1997, NLD information is for the twelve months ended December 31, 1997. All IXC information is for its calendar years (and fiscal years) ended December 31.

     This pro forma financial information should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto included elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma financial information is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated on the dates indicated in the preceding paragraph nor is it necessarily indicative of future operating results of the combined companies.

     The following table also sets forth unaudited Pro Forma As Adjusted combined financial information to reflect the sale of $155.25 million of 1998 Convertible Preferred Stock for net proceeds of $147.25 million, the redemption for cash of IXC's 10% Junior Series 3 Cumulative Redeemable Preferred Stock (the "Series 3 Preferred Stock") (which occurred in March 1998), the proposed issuance of the New Notes for estimated net proceeds of $410.0 million at an interest rate of 9% and the subsequent purchase of all the Senior Notes (assuming that all tendering holders of the Senior Notes are entitled to the Consent Payment). The statement of operations data reflect the assumption that such transactions occurred as of January 1, 1997. The balance sheet data reflect the assumption that such transactions occurred as of December 31, 1997. This information should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                                                      PRO FORMA
                                                            PRO FORMA                AS ADJUSTED
                                               -----------------------------------   ------------
                                                          DECEMBER 31,               DECEMBER 31,
                                               -----------------------------------   ------------
                                                 1997         1996         1995          1997
                                               ---------    ---------    ---------   ------------
STATEMENT OF OPERATIONS DATA:
  Net operating revenues.....................  $ 528,827    $ 307,126    $ 179,159    $  528,827
  Operating income (loss)....................    (54,529)     (21,797)      (5,073)      (54,529)
  Income (loss) before extraordinary
     loss(1).................................   (105,831)     (46,343)     (11,433)     (108,341)
  Basic and diluted loss per share before
     extraordinary loss(1)(2)................  $   (3.65)   $   (1.53)   $   (0.48)   $    (4.02)
  Weighted average basic and diluted
     shares..................................     34,902       31,376       27,941        34,902
BALANCE SHEET DATA:
  Cash and cash equivalents(3)...............  $ 153,807                              $  367,505
  Total assets...............................    967,005                               1,186,926
  Total debt and capital lease obligations...    321,437                                 468,299
  Redeemable preferred stock.................    403,368                                 403,368
  Stockholders' equity (deficit)(3)(4).......    (18,341)                                 54,717
OTHER FINANCIAL DATA:
  EBITDA(5)..................................  $  17,281    $  16,534    $  16,762    $   17,281

(footnotes appear on next page)

---------------

(1) The Pro Forma As Adjusted income (loss) before extraordinary loss and basic and diluted loss per share before extraordinary loss reflect an assumed interest rate of 9% on the New Notes. A 1/8% increase in the interest rate would increase the Pro Forma As Adjusted income (loss) before extraordinary loss and basic and diluted loss per share before extraordinary loss by $531,250 and $.02, respectively.

(2) The pro forma combined basic and diluted loss per share before extraordinary loss for the respective periods presented is based on the combined weighted average number of common shares of IXC and NLD. The number of shares of NLD Common Stock is based on an exchange ratio of .2998 of IXC Common Stock for each issued and outstanding share of NLD Common Stock.

(3) The Pro Forma As Adjusted amounts give effect to the redemption of the remaining 414 outstanding shares of the Series 3 Preferred Stock, which occurred on March 31, 1998, as if it had occurred on December 31, 1997 at a redemption price of $692,000 (equal to the aggregate liquidation preference of such shares at December 31, 1997).

(4) The Pro Forma As Adjusted amounts for stockholders' equity (deficit) give effect to the extraordinary loss of approximately $73.5 million resulting from the early extinguishment of the Senior Notes assuming 100% of the Senior Notes are purchased in the Tender Offer.

(5) EBITDA is operating income (loss) plus depreciation and amortization. IXC has included information concerning EBITDA because it believes that EBITDA is used by certain investors as one measure of an issuer's historical ability to service its debt. EBITDA is not a measurement determined in accordance with GAAP, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies.

                           COMPARATIVE PER SHARE DATA

     The following table presents certain historical, pro forma combined and pro forma equivalent per share financial data for IXC Common Stock and NLD Common Stock. The pro forma data do not purport to be indicative of the results of future operations or the results that would have occurred had the Merger been consummated at the beginning of the periods presented. The information presented herein should be read in conjunction with the Unaudited Pro Forma Combined Condensed Financial Statements and the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. Neither IXC nor NLD paid cash dividends on their respective common stock for any of the periods presented.

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997      1996       1995
                                                              ------    ------    --------
IXC COMMUNICATIONS, INC.
Basic and diluted loss per share from continuing operations:
  Historical................................................  $(3.75)   $(1.42)   $  (0.21)
  Pro forma combined for merger of IXC and NLD..............   (3.65)    (1.53)      (0.48)
Book value per common share at period end:
  Historical................................................   (1.54)
  Pro forma combined for merger of IXC and NLD..............   (0.54)

                                                                TWELVE MONTHS       YEAR ENDED
                                                                    ENDED           MARCH 31,
                                                                 DECEMBER 31,    ----------------
                                                                     1997         1997      1996
                                                                --------------   ------    ------
NETWORK LONG DISTANCE, INC.
Basic and diluted income (loss) per share from continuing
  operations:
  Historical................................................       $ (0.74)      $(0.74)   $ 0.10
  Pro forma equivalent......................................         (1.10)       (0.46)    (0.14)
Book value per common share at period end:
  Historical................................................          2.25
  Pro forma equivalent......................................         (0.16)

     Pro forma combined per share information is based upon the weighted average number of shares outstanding, for operating results, or the number of shares outstanding at year end, for book value information, assuming the Merger had taken place at the beginning of each pro forma year.

     Pro forma equivalent per share information is based upon the weighted average number of shares outstanding, for operating results, or the number of shares outstanding at year end, for book value information, assuming the pro forma combined IXC shares had been converted to NLD shares at the Exchange Ratio required by the Merger.

                           MARKETS AND MARKET PRICES

     The IXC Common Stock is listed on the NNM under the symbol "IIXC" and the NLD Common Stock is listed on the NNM under the symbol "NTWK." The following table sets forth the closing price per share of IXC Common Stock and the closing price per share of NLD Common Stock, each as reported on the NNM, and the "equivalent per share price" (as defined) of NLD Common Stock as of: (i) December 18, 1997, the date preceding public announcement of the Merger; and
(ii) April 14, 1998, the last practicable date prior to the date of this Proxy Statement/Prospectus. The "equivalent per share price" of NLD Common Stock as of any date equals the closing price per share of IXC Common Stock on such date multiplied by the Exchange Ratio.

                                                      IXC COMMON    NLD COMMON    EQUIVALENT PER
            MARKET PRICE PER SHARE AS OF                STOCK         STOCK        SHARE PRICE
            ----------------------------              ----------    ----------    --------------
December 18, 1997...................................   $    31        $ 8.25          $ 9.29
April 14, 1998......................................   $50.125        $14.50          $15.03

     Because the Exchange Ratio is fixed, a change in the market price of IXC Common Stock before the Effective Time will affect the market value of the IXC Common Stock to be received in the Merger in exchange for the NLD Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE OF THE IXC COMMON STOCK AT ANY TIME BEFORE, AT OR AFTER THE EFFECTIVE TIME. NLD STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR IXC COMMON STOCK AND NLD COMMON STOCK.

     Following the Merger, the NLD Common Stock will no longer be listed on the NNM. The IXC Common Stock issued in connection with the Merger is expected to be listed on the NNM.

                                  RISK FACTORS

     In addition to the other information contained in this Proxy Statement/Prospectus, before voting their shares of NLD Common Stock for the Merger and the resulting exchange for shares of IXC Common Stock offered hereby, NLD Stockholders should consider the following factors carefully in evaluating the Merger and IXC and its business. Statements contained in this Proxy Statement/Prospectus regarding IXC's expectations with respect to its network expansion, related financings and fiber sale and cost-saving agreements, future operations and other information, which can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "anticipate," "estimate," "believe," "seek" or "continue" or the negative thereof or other variations thereon or comparable terminology, are forward-looking statements. The discussions set forth below constitute cautionary statements identifying important factors with respect to such forward-looking statements, including risks and uncertainties, that could cause actual results to differ materially from results referred to in the forward-looking statements. There can be no assurance that IXC's expectations regarding any of these matters will be fulfilled.

FIXED EXCHANGE RATIO DESPITE POSSIBLE CHANGE IN STOCK PRICES

     The Exchange Ratio is expressed in the Merger Agreement as a fixed ratio. Accordingly, the Exchange Ratio will not be adjusted in the event of the increase or decrease in the price of either IXC Common Stock or NLD Common Stock. The prices of either IXC Common Stock or NLD Common Stock at the Effective Time may vary from their prices at the date of this Proxy Statement/Prospectus and at the date of the Special Meeting, possibly by a material amount. Such variations may be the result of changes in the business, operations or prospects of IXC or NLD, market assessments of the likelihood that the Merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions, factors affecting the telecommunications industry in general and other factors. Because the Effective Time will occur at a date later than the Special Meeting, there can be no assurance that the prices of IXC Common Stock or NLD Common Stock on the date of the Special Meeting will be indicative of their prices at the Effective Time. The closing price for IXC Common Stock on the NNM on December 18, 1997, the last trading day prior to the public announcement of the Merger, was $31 per share and on April 14, 1998, the last trading day before the date of this Proxy Statement/Prospectus, was $50 1/8 per share. There can be no assurance that the market price of IXC Common Stock on and after the Effective Time will not be lower than such prices. Stockholders of IXC and NLD are urged to obtain current market quotations for IXC Common Stock and NLD Common Stock. See
"SUMMARY -- Markets and Market Prices." The Effective Time is expected to occur following the Special Meeting, subject to approval by the NLD Stockholders of the Merger, within five business days following the satisfaction or waiver of all the conditions precedent to the Merger as set forth in the Merger Agreement.

CONFLICTS OF INTEREST

     In considering the recommendation to adopt and approve the Merger by the NLD Board, the NLD Stockholders should be aware that certain officers and directors of NLD may be deemed to have conflicts of interest with respect to the Merger; such interests, together with other relevant factors, were considered by the NLD Board in recommending the Merger to the NLD Stockholders and approving the Merger Agreement. See "THE MERGER -- Interests of Certain Persons in the Merger."

TAX RISKS ASSOCIATED WITH THE MERGER

     The Merger Agreement provides that Acquisition Corp. will be merged with and into NLD and NLD will be the surviving corporation and a wholly owned subsidiary of IXC. Based upon an opinion from NLD's counsel, the parties expect the Merger to constitute a tax-free reorganization. However, neither IXC nor NLD has sought or obtained a ruling to this effect from the Internal Revenue Service (the "IRS"). There is therefore a risk that all the gain or loss realized by an NLD Stockholder as a result of the Merger will be subject to tax. However, even if the Merger does not constitute a tax-free reorganization, neither IXC nor its stockholders, as such, will realize taxable income or loss in the Merger. See "THE MERGER -- Certain Federal Income Tax Consequences of the Merger."

NEGATIVE CASH FLOW AND CAPITAL REQUIREMENTS

     IXC's capital expenditures were $314.3 million and interest expense and capitalized interest were $38.6 million for 1997. After giving effect to the issuance of the 1998 Convertible Preferred Stock, the proposed issuance of the New Notes and the purchase of the Senior Notes in the Tender Offer (assuming 100% of the Senior Notes are tendered in the Tender Offer and accepted for payment and are entitled to receive the Consent Payment) (collectively the "Transactions"), IXC's cash flow provided by operating activities would have been $11.7 million (assuming the Transactions had occurred on December 31, 1996) and its net loss would have been $170.6 million (including an extraordinary loss of $73.5 million) for 1997 (assuming the Transactions had occurred on January 1,
1997). IXC's EBITDA was $15.5 million, its cash flow provided by operating activities was $14.3 million and its net loss was $94.6 million for 1997. IXC expects to make substantial capital expenditures of approximately $525 million (subject to the availability of capital) during 1998 and substantial amounts thereafter. Accordingly, IXC needs and will continue to need a substantial amount of cash from outside sources. IXC anticipates meeting the cash requirements relating to such capital expenditures from cash on hand, cash flow from fiber sales and its operations, other vendor financing, if available, the anticipated proceeds from the sale of the New Notes, if issued, and additional equity and/or debt financings. IXC intends to incur a substantial amount of additional indebtedness. The amount of actual capital expenditures may vary materially as a result of cost-saving arrangements, increases or decreases in the amount of traffic on the Network, unexpected costs, delays or advances in the timing of certain capital expenditures and other factors. IXC's ability to meet the cash costs of such capital expenditures is dependent in part upon IXC's ability to complete the construction of the Network expansion in a timely manner and otherwise perform its obligations to the satisfaction of each of LCI and MCI so that it can complete the sale to LCI of an indefeasible right to use ("IRU") fibers from Chicago to Los Angeles (the "Chicago-LA LCI Fiber Sale") and the sale to MCI of an IRU in fibers from New York to Los Angeles (the "MCI Fiber Sale"), to enter into cost-saving arrangements with carriers or other large users of fiber capacity, to otherwise raise significant capital and/or to significantly increase its cash flow. The failure of IXC to accomplish any of the foregoing may significantly delay or prevent such capital expenditures, which would have a material adverse effect on IXC and the value of IXC Common Stock and its other securities.

     IXC's long distance switched services business will require cash to meet operating expenses. In order to offer long distance switched services, IXC installed switches, connected them to its Network and to the LECs (as defined), acquired software and hired the personnel needed to establish a national switched network. IXC's long distance switched services business generated negative EBITDA for 1996 and 1997 and IXC believes it may be negative during 1998, due to, among other things, access costs and uneven traffic patterns creating high network overflow costs. Although IXC has not yet achieved positive EBITDA in its long distance switched services business, IXC is seeking to improve the results in this business by increasing the scale and scope of traffic carried over its Network. Specifically, IXC's focus is on (i) obtaining traffic that meets its profitability requirements and aligns with IXC's current and planned Network, (ii) identifying new products and customers with large capacity requirements, (iii) identifying Internet, intranet and data traffic opportunities and (iv) identifying joint venture and acquisition candidates that will increase the flow and mix of traffic in IXC's Network and increase its global reach. For a discussion of important factors that could cause IXC's long distance switched services business to fail to generate positive EBITDA, see
"-- Development Risks and Dependence on Long Distance Switched Services
Business."

     IXC is required to make annual interest payments of $35.6 million with respect to IXC's outstanding $285.0 million principal amount of IXC's Senior Notes. If IXC issues the New Notes, IXC will be required to make interest payments on such New Notes and on any remaining Senior Notes. IXC will also be required to make interest payments and, beginning June 30, 1998, principal payments in connection with borrowings under a secured equipment financing facility of $28.0 million (all of which had been borrowed at March 31, 1998) entered into with NTFC Capital Corporation and Export Development Corporation, in July 1997 (the "NTFC Equipment Facility"). Dividends on IXC's 7 1/4% Junior Convertible Preferred Stock Due 2007 (the "1997 Convertible Preferred Stock") and IXC's 12 1/2% Series B Junior Exchangeable Preferred Stock Due 2009 (the "Exchangeable Preferred Stock") are payable quarterly in cash (or, on or prior to March 31, 1999 and February 15, 2001 in additional shares of 1997 Convertible Preferred Stock and Exchangeable Preferred

Stock, respectively). Dividends on the 1998 Convertible Preferred Stock are payable quarterly in cash or, if the documents governing IXC's indebtedness as of the date of issuance of the 1998 Convertible Preferred Stock prohibit such payment in cash, in shares of IXC Common Stock. Delays in the Network expansion, larger than anticipated capital expenditures for the Network or continued negative cash flow from the long distance switched services business could impair the ability of IXC to meet its obligations under the Senior Notes, the New Notes, if issued, and other indebtedness, to pay cash dividends on the 1997 Convertible Preferred Stock, the 1998 Convertible Preferred Stock and Exchangeable Preferred Stock and to access additional sources of funding, any of which would have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities. See "-- Risks Relating to the Network Expansion," and "-- Development Risks and Dependence on Long Distance Switched Services Business."

     IXC anticipates that in the event it is unable to obtain vendor financing on acceptable terms, consummate the MCI Fiber Sale and the Chicago-LA LCI Fiber Sale, or sell additional equity and/or debt securities in order to complete its planned Network expansion, it may be required to curtail or delay its planned Network expansion. Furthermore, before incurring additional indebtedness, IXC may be required to obtain the consent of, or repay, its debtholders. IXC's failure to obtain additional financing or, in the alternative, its decision to curtail or delay its planned Network expansion could have a material adverse effect on its business, results of operations and financial condition.

     In October 1997, IXC formed a joint venture with Telenor AS, the Norwegian national telephone company, to provide telecommunication services to carriers and resellers in nine European countries. The joint venture is owned 40 percent by IXC, 40 percent by Telenor Global Services AS ("Telenor"), and 20 percent by Clarion Resources Communications Corporation, a U.S.-based telecommunications company in which Telenor owns a controlling interest. Although IXC cannot accurately predict the capital that will be required to implement such joint venture (the "European Joint Venture"), IXC estimates that its 1997 funding of approximately $5.8 million will be sufficient for 1998. However, there can be no assurance that the European Joint Venture will not require more capital from the Company during 1998 and thereafter.

     In December 1997, IXC formed Unidial Communications Services, LLC, a joint venture with Unidial Incorporated ("Unidial"). The joint venture is building a direct sales force to market and sell Unidial's and IXC's products over IXC's Network. The joint venture is owned 80 percent by Unidial and 20 percent by IXC. Subject to the terms of the joint venture agreement, upon request of the President of the joint venture, IXC is obligated to contribute up to an additional $7.5 million during 1998 and after November 1, 1998, it may be obligated to contribute up to an additional $4.0 million. After its funding obligation is fulfilled, IXC is not required to fund any future contributions to the joint venture, but to the extent Unidial funds such contributions, IXC's interest in the joint venture may be diluted.

     The cash requirements described above do not include any cash which may be required for acquisitions IXC may make. See "-- Integration of Acquired Businesses; Business Combinations."

SUBSTANTIAL INDEBTEDNESS

     IXC is highly leveraged. As of December 31, 1997, IXC had outstanding approximately $320.3 million of long-term debt and capital lease obligations (including the current portion thereof) principally consisting of its outstanding $285.0 million principal amount of the Senior Notes. Adjusted for the effect of the Transactions as if they had occurred on December 31, 1997, the total indebtedness and other liabilities (including trade payables) of IXC and its subsidiaries would have been approximately 632.7 million. Furthermore, IXC may borrow an aggregate of $28.0 million (all of which had been borrowed at March 31, 1998), under the NTFC Equipment Facility. If IXC issues the New Notes, IXC will remain highly leveraged and IXC's interest expense may increase substantially. Furthermore, IXC will become more highly leveraged if it exchanges the Exchangeable Preferred Stock for IXC's 12 1/2% Subordinated Exchange Debentures Due 2009 pursuant to the terms of the Certificate of Designation in connection with the Exchangeable Preferred Stock.

     IXC's significant debt burden could have several important consequences to the holders of the IXC Common Stock, including, but not limited to: (i) all or a significant portion of IXC's cash flow from operations must be used to service its debt instead of being used in IXC's business (in 1997, IXC's EBITDA was $15.5 million, IXC's cash flow from operations was $14.3 million and interest expense was $31.3 million); (ii) IXC's significant degree of leverage could increase its vulnerability to changes in general economic conditions or increases in prevailing interest rates; (iii) IXC's flexibility to obtain additional financing in the future, as needed to continue the Network expansion or for any other reason, may be impaired by the amount of debt outstanding and the restrictions imposed by the covenants contained in the Senior Notes Indenture and in agreements relating to other indebtedness; and (iv) IXC may be more leveraged than certain of its competitors, which may be a competitive disadvantage. There can be no assurance that IXC's cash flow from operations will be sufficient to meet its obligations under the Senior Notes, the New Notes, if issued, or other indebtedness or the 1998 Convertible Preferred Stock, the 1997 Convertible Preferred Stock or the Exchangeable Preferred Stock as payments become due or that the Company will be able to refinance the Senior Notes or the New Notes, if issued, or other indebtedness at maturity or the 1997 Convertible Preferred Stock or the Exchangeable Preferred Stock upon mandatory redemption.

     IXC's earnings before fixed charges were insufficient to cover its fixed charges by $10.6 million, $45.6 million and $99.6 million for fiscal 1995, 1996 and 1997. Assuming the Transactions had occurred on January 1, 1997, IXC's earnings before fixed charges for fiscal 1997 would have been insufficient to cover fixed charges by $102.1 million. IXC anticipates that earnings will be insufficient to cover fixed charges and cash dividends on preferred stock for the next several years. In order for IXC to meet its debt and dividend service obligations, and its dividend and redemption obligations with respect to its preferred stock, IXC will need to substantially improve its operating results. There can be no assurance that IXC's operating results will be sufficient to enable IXC to meet its debt service obligations, and its dividend and redemption obligations with respect to its preferred stock. In the absence of a substantial improvement in operating results, IXC would face substantial liquidity problems and would be required to raise additional financing through the issuance of debt or equity securities; however, there can be no assurance that IXC would be successful in raising such financing.

RECENT AND EXPECTED LOSSES

     IXC reported a net loss of $37.4 million for the year ended December 31, 1996 and a net loss of $94.6 million for the year ended December 31, 1997, primarily due to substantial depreciation related to capital expenditures, interest expense associated with the Senior Notes and operational expenses associated with the long distance switched services business and such net losses may continue. Adjusted for the effect of the Transactions as if they had occurred on January 1, 1997, (including the extraordinary loss on early extinguishment of debt in the amount of $73.5 million), IXC's net loss would have been $170.6 million. During 1998 and thereafter, IXC's ability to generate operating income, EBITDA and net income will depend to a great extent on demand for the private line circuits constructed in the Network expansion and the success of IXC's switched long distance and data services. There can be no assurance that IXC will return to profitability in the future. Failure to generate operating income, EBITDA and net income will impair IXC's ability to:
(i) meet its obligations under the Senior Notes, the New Notes, if issued, or other indebtedness; (ii) pay cash dividends on the 1998 Convertible Preferred Stock, the 1997 Convertible Preferred Stock or the Exchangeable Preferred Stock;
(iii) expand its long distance switched services business; and (iv) raise additional equity or debt financing which will be necessary to continue the Network expansion or which may be required for other reasons. Such events could have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

RISKS RELATING TO THE NETWORK EXPANSION; MAINTENANCE OF NETWORK, RIGHTS-OF-WAY AND PERMITS

     The continuing Network expansion is an essential element of IXC's future success. IXC has, from time to time, experienced delays with respect to the construction of certain portions of the Network expansion and may experience similar delays in the future. These delays have postponed IXC's ability to transfer long distance traffic from leased facilities to owned facilities. IXC has substantial existing commitments to purchase materials and labor for construction of the Network expansion, and will need to obtain additional materials and labor which may cost more than anticipated. The route from Washington to Houston via Atlanta is being constructed by contractors or, pursuant to cost-saving arrangements, by third parties that will include IXC's fiber in routes such carriers are constructing for their own use. Difficulties or delays with respect to any of the foregoing may significantly delay or prevent the completion of the Network expansion, which would have a material adverse effect on IXC, its financial results and the value of the IXC Common Stock and its other securities.

     The expansion of IXC's Network and its construction or acquisition of new networks will be dependent, among other things, on its ability to acquire rights-of-way and required permits from railroads, utilities and governmental authorities on satisfactory terms and conditions and on its ability to finance such expansion, acquisition and construction. Once expansion of the Network is completed and requisite rights and permits are obtained, there can be no assurance that IXC will be able to maintain all of its existing rights and permits. Loss of substantial rights and permits or the failure to enter into and maintain required arrangements for IXC's Network could have a material adverse effect on IXC's business, financial condition and results of operations and on the value of the IXC Common Stock and its other securities.

DEPENDENCE UPON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

     IXC's success in marketing its services to business and government users requires that IXC provide superior reliability, capacity and security via its Network. IXC's Network and networks upon which it depends are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other disruptions which may cause interruptions in service or reduced capacity for customers, which could have a material adverse effect on IXC's business, financial condition and results of operations and on the value of the IXC Common Stock and its other securities.

PRICING PRESSURES AND RISKS OF INDUSTRY OVER-CAPACITY

     The long distance transmission industry has generally been characterized by over-capacity and declining prices since shortly after the AT&T divestiture in 1984. IXC believes that, in the last several years, increasing demand has ameliorated the over-capacity and that pricing pressure has been reduced. However, IXC anticipates that prices for its services will continue to decline over the next several years. IXC is aware that certain long distance carriers (WorldCom, MCI, LCI, Qwest and others) are expanding their capacity and believes that other long distance carriers, as well as potential new entrants to the industry, are considering the construction of new fiber optic and other long distance transmission networks. If the MCI/WorldCom merger or the Qwest/LCI merger is approved, the result would be an even larger, and potentially stronger, competitor (or competitors) with expanded capacity. Although IXC believes that there are significant barriers to entry for some new entrants that may consider building a new fiber optic network, such as substantial construction costs and the difficulty and expense of securing appropriate rights-of-way, establishing and maintaining a sufficient customer base, recruiting and retaining appropriate personnel and maintaining a reliable network, certain of these barriers may not apply to some new entrants (such as Qwest, utility companies or railroads which already have significant rights-of-way). In addition, Level III has announced that it will spend approximately $3.0 billion to construct a 20,000 mile fiber optic communications network entirely based on Internet technology. The Williams Companies has also announced that it is accelerating the expansion of its national fiber optic network with a $2.7 billion investment to create a 32,000 mile system by the end of 2001. Since the cost of the actual fiber is a relatively small portion of the cost of building new transmission lines, companies building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium term. Further, recent technological advances have shown the potential to greatly expand the capacity of existing and new fiber optic cable. Although such technological advances may enable IXC to increase its capacity, an increase in the capacity of IXC's competitors could adversely affect IXC's business. If industry capacity expansion results in capacity that exceeds overall demand in general or along any of IXC's routes, severe additional pricing pressure could develop. As a result, certain industry observers have predicted that, within a few years, there may be dramatic and substantial price reductions and that long distance calls will not be materially more expensive than local calls. In addition, several companies (including AT&T and ICG Communications, Inc.) have announced plans to offer long distance voice telephony over the Internet, at substantially reduced prices. Price reductions could have a material adverse effect on IXC and the value of the IXC Common Stock.

DEVELOPMENT RISKS AND DEPENDENCE ON LONG DISTANCE SWITCHED SERVICES BUSINESS

     The success of IXC in the long distance switched services business is dependent on IXC's ability to generate significant customer traffic, to manage an efficient switched long distance network and related customer service and the timely completion of the Network expansion. Prior to 1996 IXC had not previously managed a switched long distance network and there can be no assurance that its long distance switched services business can generate positive EBITDA or net income. The failure of IXC to generate increased customer traffic, to complete new routes in a timely manner, or to effectively manage the switched network and related customer service or to generate positive EBITDA or net income from the long distance switched services business would have a material adverse effect on IXC. IXC's long distance switched services business will require cash to meet its operating expenses. IXC's long distance switched services business generated negative EBITDA for each of the four quarters of 1996 and 1997 and IXC believes it may be negative during 1998, due to access costs and uneven traffic patterns creating high network overflow costs. Although IXC is attempting to control such costs and improve EBITDA from long distance switched services, there is no assurance it will be successful. IXC expects that the Network expansion will result in an improvement in the gross margins and EBITDA generated by its long distance switched services business. IXC has experienced and expects to continue to experience difficulties in commencing services for end users of carrier customers. Although IXC believes that its performance with respect to these matters has met or exceeded industry norms, such difficulties may adversely affect IXC's relationships with its customers.

     Important factors that could cause IXC's long distance switched services business to fail to generate positive EBITDA include changes in the businesses of IXC's reseller customers, an inability to attract new customers or to quickly transfer new customers to its Network without problems, the loss of existing customers, problems in the operation of the switched network, IXC's lack of experience with long distance switched services, increases in operating expenses or other factors affecting IXC's revenue or expenses, including delays in the construction of the Network expansion and increased expenses related to access charges and network overflow, not all of which can be controlled by IXC. If traffic does not increase and costs are not adequately controlled there can be no assurance that the long distance switched services business will ever generate positive EBITDA. In addition, to the extent that LECs grant volume discounts with respect to local access charges, IXC may have a cost disadvantage versus the larger carriers. Furthermore, the credit risk for IXC's long distance switched services business is substantially greater than the credit risk for IXC's private line business, because switched long distance customers are charged in arrears on the basis of MOUs (which are frequently subject to dispute), and because many switched long distance customers (in particular, resellers of debit card services) are not as well capitalized as most of IXC's private line customers. IXC's provision for bad debt was $3.0 million in 1996 (when it had $104.0 million of long distance switched services revenue) and $17.4 million in 1997 (when it had $258.3 million of long distance switched services revenue).

RISKS INHERENT IN RAPID GROWTH

     Part of IXC's strategy is to achieve rapid growth through expanding its long distance switched services business and through expanding the Network. In addition, IXC may from time to time make acquisitions of resellers, such as NLD and Telecom One, which it believes provide a strategic fit with its business and Network. See "-- Integration of Acquired Businesses; Business Combinations." IXC's rapid growth has placed, and its planned future growth will continue to place, a significant and increasing strain on IXC's financial, management, technical, information and accounting resources. See "-- Dependence on Billing, Customer Services and Information Systems." Continued rapid growth would require: (i) the retention and training of new personnel; (ii) the satisfactory performance by IXC's customer interface and billing systems; (iii) the development and introduction of new products; and (iv) the control of IXC's expenses related to the expansion into the long distance switched services business and the Network expansion. The failure by IXC to satisfy these requirements, or otherwise to manage its growth effectively, would have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

DEPENDENCE ON BILLING, CUSTOMER SERVICES AND INFORMATION SYSTEMS

     Sophisticated information and processing systems are vital to IXC's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for IXC's historical lines of business have been produced largely in-house with partial reliance on third-party vendors. These systems have generally met IXC's needs due in part to the low volume of customer billing. As IXC's long distance operation continues to expand, the need for sophisticated billing and information systems will increase significantly. For example, during the first half of 1997, IXC had negative gross margins in its long distance switched services business, due in part to certain customers which were using IXC's services for termination in LATAs where IXC's prices were too low relative to access costs in such LATAs. IXC's plans for the development and implementation of its billing systems rely, for the most part, on the delivery of products and services by third party vendors. Failure of these vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of IXC to adequately identify all of its information and processing needs, failure of IXC's related processing or information systems or the failure of IXC to upgrade systems as necessary could have a material adverse effect on the ability of IXC to reach its objectives, on its financial condition and on its results of operations and on the value of the IXC Common Stock and its other securities.

YEAR 2000 RISKS

     Certain of IXC's older computer programs identify years with two digits instead of four. This is likely to cause problems because the programs may recognize the year 2000 as the year 1900. These problems (the "Year 2000 Problems") could result in a system failure or miscalculations disrupting operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities. IXC has completed an assessment identifying which programs will have to be modified or replaced in order to function properly with respect to dates in the year 2000 and thereafter. IXC believes that the cost of modifying those systems that were not already scheduled for replacement for business reasons prior to 2000 is immaterial. Updating the current software to be Year 2000-compliant is scheduled to be completed by mid-1999, prior to any anticipated impact on operating systems. Although IXC does not expect Year 2000 Problems to have a material adverse effect on its internal operations, it is possible that Year 2000 Problems could have a material adverse effect on (i) IXC's suppliers and their ability to service IXC, to accurately invoice for services rendered and to accurately process payments received; and (ii) IXC's customers and their ability to continue to utilize IXC's services, to collect from their customers and to pay IXC for services received. The cumulative effect of such problems, if they occur, could have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

INTEGRATION OF ACQUIRED BUSINESSES; BUSINESS COMBINATIONS

     As part of its growth strategy, IXC may, from time to time, acquire businesses, assets or securities of companies which it believes provide a strategic fit with its business and the Network. Although IXC currently has no commitments or agreements with respect to any material acquisitions (other than with respect to NLD), it has reviewed potential acquisition candidates and has held preliminary discussions with a number of these candidates. The acquisition of NLD and any other companies will be accompanied by the risks commonly associated with acquisitions. These risks include potential exposure to unknown liabilities of acquired companies, the difficulty and expense of integrating the operations and personnel of the companies, the potential disruption to the business of IXC, the potential diversion of management time and attention, the impairment of relationships with and the possible loss of key employees and customers of the acquired business, the incurrence of amortization expenses if an acquisition is accounted for as a purchase and dilution to the stockholders of IXC if the acquisition is made for stock. Any acquired businesses will need to be integrated with IXC's existing operations. This will entail, among other things, integration of switching, transmission, technical, sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some or all of which may be incompatible with IXC's existing systems. IXC has limited expertise in dealing with these problems. There can be no assurance that services, technologies or businesses of acquired companies will be effectively assimilated into the business or product offerings of the Company or that they will contribute to IXC's revenues or earnings to any material extent. In particular, transferring substantial amounts of additional traffic to the Network (as will be required in connection with the acquisition of NLD) can cause service interruptions and integration problems. The risks associated with the acquisition of NLD (as well as with other acquisitions) could have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

RELIANCE ON MAJOR CUSTOMERS

     IXC's ten largest customers in 1997 accounted for approximately 61% of its revenues, with Excel, AT&T, WorldCom and Frontier, its four largest customers, accounting for approximately 29%, 6%, 4% and 4% of IXC's revenue in 1997, respectively. Excel, WorldCom and Frontier, IXC's three largest customers in 1996, accounted for 35%, 8% and 10% of IXC's revenues in 1996, respectively.

     Most of IXC's arrangements with large customers do not provide IXC with guarantees that customer usage will be maintained at current levels. In addition, construction by certain of IXC's customers of their own facilities, construction of additional facilities by competitors or further consolidations in the telecommunications industry involving IXC's customers would lead such customers to reduce or cease their use of IXC's services which could have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

     IXC's strategy for establishing and growing its long distance switched services business is based in large part on its relationship with Excel. The failure by IXC to fulfill its obligations to provide a reliable switched network for use by Excel or the failure by Excel: (i) to fulfill its obligations to utilize IXC's switched long distance services (even though such failure could give rise in certain circumstances to claims by IXC); (ii) to utilize the volume of MOUs that IXC expects it to utilize; or (iii) to maintain and expand its business, could result in a material adverse effect on IXC.

DEPENDENCE UPON SOLE AND LIMITED SOURCES OF SUPPLY

     IXC relies on other companies to supply certain key components of its network infrastructure, including telecommunications services, network capacity and switching and networking equipment, which, in the quantities and quality demanded by IXC, are available only from sole or limited sources. IXC is also dependent upon LECs to provide telecommunications services and facilities to IXC and its customers. IXC has from time to time experienced delays in receiving telecommunications services and facilities, and there can be no assurance that IXC will be able to obtain such services or facilities on the scale and within the time frames required by IXC at an affordable cost, or at all. Any such difficulty in obtaining such services or additional capacity on a timely basis at an affordable cost, or at all, would have a material adverse effect on IXC's business, financial condition and results of operations. IXC also is dependent on its suppliers' ability to provide products and components that comply with various Internet and telecommunications standards, interoperate with products and components from other vendors and fulfill their intended function as a part of the Network infrastructure. Any failure of IXC's suppliers to provide such products could have a material adverse effect on IXC's business, financial condition and results of operations.

COMPETITION

     The telecommunications industry is highly competitive. Many of IXC's competitors and potential competitors have substantially greater financial, personnel, technical, marketing and other resources than those of IXC and a far more extensive transmission network than IXC. Such competitors may build additional fiber capacity in the geographic areas to be served by the Network or to be served by the Network expansion. Qwest is building a new nationwide long distance fiber optic network and Frontier has agreed to pay $500.0 million to obtain fibers in Qwest's network. If the MCI/WorldCom merger or the Qwest/LCI merger is approved, the result would be an even larger, and potentially stronger, competitor (or competitors). In addition, Level III has announced that it will spend approximately $3.0 billion to construct a 20,000 mile fiber optic communications network entirely based on Internet technology. The Williams Companies, a competitor of IXC, has also announced that it is accelerating the expansion of its national fiber optic network with a $2.7 billion investment to create a 32,000 mile system by the end of 2001. Furthermore, many telecommunications companies are acquiring switches and IXC's reseller customers will have an increasing number of alternative providers of switched long distance services. IXC competes primarily on the basis of pricing, availability, transmission quality, customer service (including the capability of making rapid additions to add end users and access to end-user traffic records) and variety of services. The ability of IXC to compete effectively will depend on its ability to maintain high-quality services at prices generally equal to or below those charged by its competitors.

     An alternative method of transmitting telecommunications traffic is through satellite transmission. Satellite transmission is superior to fiber optic transmission for distribution communications, for example, video broadcasting. Although satellite transmission is not preferred to fiber optic transmission for voice traffic in most parts of the United States because it exhibits a slight (approximately one-quarter-second) time delay, such delay is not important for many data-oriented uses. In the event the market for data transmission grows, IXC will compete with satellite carriers in such market. Also, at least one satellite company, Orion Network Systems, Inc., has announced its intention to provide Internet access services to businesses through satellite technology.

     IXC competes with large and small facilities-based interexchange carriers as well as with other coast-to-coast and regional fiber optic network providers. There are currently four principal facilities-based long distance fiber optic networks (AT&T, MCI, Sprint and WorldCom) and Qwest is building another. IXC anticipates that each of Qwest and Frontier will have a fiber network similar in geographic scope and potential operating capability to that of IXC. IXC also sells long distance switched services to both facilities-based carriers and nonfacilities-based carriers (switchless resellers), competing with facilities-based carriers such as AT&T, MCI, Sprint, WorldCom and certain regional carriers. IXC competes in its markets on the basis of price, transmission quality, network reliability and customer service and support. The ability of IXC to compete effectively in its markets will depend upon its ability to maintain high quality services at prices equal to or below those charged by its competitors many of whom have extensive experience in the long distance market. In addition, the Telecommunications Act of 1996 (the "Telecom Act of 1996") will allow the RBOCs and others to enter the long distance market. When RBOCs enter the long distance market, they may acquire, or take substantial business from, IXC's reseller customers. There can be no assurance that IXC will be able to compete successfully with existing competitors or new entrants in its markets. Failure by IXC to do so would have a material adverse effect on IXC's business, financial condition and results of operations. See "-- Risks Related to Technological Change" and "-- Recent Legislation and Regulatory Uncertainty."

     On February 15, 1997, the United States Trade Representative designate announced that an agreement had been reached with World Trade Organization ("WTO") countries to open world telecommunications markets to competition. The agreement, known as the WTO Basic Telecommunications Services Agreement (the "WTO Agreement"), became effective on February 5, 1998. The WTO Agreement will provide U.S. companies with foreign market access for local, long distance, and international services, either on a facilities basis or through resale of existing network capacity. The WTO Agreement also provides that U.S. companies can acquire, establish or hold a significant stake in telecommunications companies around the world. Conversely, foreign companies will be permitted to enter domestic U.S. telecommunications markets and acquire ownership interest in U.S. companies. On June 4, 1997, the FCC initiated a rulemaking proceeding to bring FCC policies and procedures into conformance with the WTO Agreement, and on November 26, 1997 released an order on foreign entry, although a petition for reconsideration of the order is pending. While the outcome of the petition for reconsideration cannot be predicted, foreign telecommunications companies could also be significant new competitors to IXC or IXC's customers.

DEPENDENCE ON KEY PERSONNEL

     IXC's businesses are managed by a small number of key executive officers, the loss of whom could have a material adverse effect on IXC. IXC believes that its growth and future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. As a result of the recent growth in the telecommunications industry, competition for qualified operations and management personnel has intensified. The loss of one or more members of senior management or the failure to recruit additional qualified personnel in the future could significantly impede attainment of IXC's financial, expansion, marketing and other objectives.

DEVELOPMENT RISKS OF THE FRAME RELAY AND ATM TRANSMISSION BUSINESS

     IXC began offering Frame Relay, ATM and other data transmission services during the first quarter of 1997. Although IXC has not yet generated material revenues from this business, IXC believes that data transmission services present a promising opportunity for IXC. To succeed in providing these services, IXC must compete with AT&T, MCI, Sprint, WorldCom and other large competitors. In addition, IXC expects that it will be necessary to continue to make upgrades to its Network (in advance of related revenues) to be competitive in providing these services. The provision of data transmission services involves technical issues with which IXC has very limited experience. In addition, the provision of these services must be successfully integrated with IXC's existing businesses. To the extent IXC does not successfully compete in providing these services, it will not realize a return on its investment in data switches and other equipment and it will not benefit from the growth, if any, in demand for these services. A failure to successfully compete in data transmission services could have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

RECENT LEGISLATION AND REGULATORY UNCERTAINTY

     Certain of IXC's operations are subject to regulation by the FCC under the Communications Act of 1934, as amended. In addition, certain of IXC's businesses are subject to regulation by state public utility or public service commissions. Changes in the regulation of, or the enactment or changes in interpretation of legislation affecting, IXC's operations could have a material adverse affect on IXC and the IXC Common Stock. In 1996 the federal government enacted the Telecom Act of 1996, which, among other things, allows the RBOCs and others to enter the long distance business. Entry of the RBOCs or other entities such as electric utilities and cable television companies into the long distance business may have a negative impact on IXC or its customers. IXC anticipates that certain of such entrants will be strong competitors because, among other reasons, they may enjoy one or more of the following advantages: they may (i) be well capitalized;
(ii) already have substantial end-user customer bases; and/or (iii) enjoy cost advantages relating to local loops and access charges. The introduction of additional strong competitors into the switched long distance business would mean that IXC and its customers would face substantially increased competition. This could have a material adverse effect on IXC and the value of the IXC Common Stock. On July 18, 1997, in Iowa Utilities Board v. FCC, the United States Court of Appeals for the Eighth Circuit invalidated key portions of the FCC's August 29, 1996 interconnection order, which the FCC had adopted to facilitate the emergence of local exchange competition. The Supreme Court recently agreed to hear an appeal of the Eighth Circuit's ruling. The further emergence and development of local exchange competition may likely be delayed as a result. Consequently, IXC and its customers may not benefit as quickly from the lower access costs that might otherwise have resulted had competition in the provision of local access services not been thus delayed. Further, the FCC has issued orders relating to universal service funding by interstate telecommunications carriers, and to the access charges IXC and its customers are required to pay to LECs. These orders have been appealed. The outcomes of the appeals, and the outcomes of future FCC proceedings on these issues, are impossible to predict. In addition, the Telecom Act of 1996 provides that state proceedings may in certain instances determine access charges IXC and its customers are required to pay to the LECs. There can be no assurance that such proceedings will not result in increases in such rates. Such increases could have a material adverse effect on IXC or its customers.

     Some members of Congress have expressed dissatisfaction with the FCC's implementation of the Telecom Act of 1996, and in particular with respect to the development of local exchange competition, RBOC re-entry into in-region long distance markets and universal service funding. It is possible that new legislation will be introduced, seeking to amend the Telecom Act of 1996. However, it is impossible to predict the scope or likelihood of success of any such possible further legislation, or the potential impact on IXC of any such possible further legislation.

RISKS RELATING TO MEXICAN JOINT VENTURE

     IXC is indirectly participating in the development of a long distance network to engage in the telecommunications business in Mexico by Marca-Tel S.A. de C.V. ("Marca-Tel"). IXC indirectly owns 24.5% of Marca-Tel through its ownership of 50% of Progress International LLC ("Progress International"), which owns 49% of Marca-Tel. The remaining 51% of Marca-Tel is owned by a Mexican individual and Fomento Radio Beep, S.A. de C.V. The other 50% of Progress International is owned by Westel International, Inc. In February, 1998, Marca-Tel announced that it was putting further investment in new fiber routes on hold, awaiting more suitable market and regulatory conditions. Because of the continuing adverse market and regulatory environment in Mexico, Marca-Tel has determined to limit further investment and to reduce its scope of operations. At the present time, IXC does not anticipate significant additional funding to Progress International for investment in Marca-Tel until the market and regulatory conditions in Mexico improve. Failure to provide further significant funding to Progress International is likely to result in a default under Marca-Tel's financial arrangements and could result in the foreclosure of a security interest held by a third party. IXC's carrying value for IXC's investment in Progress International at December 31, 1997 was $11.6 million. IXC's interest in Progress International, and thus its indirect interest in Marca-Tel, therefore could be diluted or lost entirely, which could have a material adverse effect on IXC and the value of the IXC Common Stock and its other securities.

POTENTIAL LIABILITY OF INTERNET ACCESS PROVIDERS

     The law governing the liability of on-line services providers and Internet access providers for participating in the hosting or transmission of objectionable materials or information currently is unsettled. Under the terms of the Telecom Act of 1996, both civil and criminal penalties can be imposed for the use of interactive computer services for the transmission of certain indecent or obscene communications. However, this provision was recently found to be unconstitutional by the United States Supreme Court in American Civil Liberties Union v. Janet Reno. Nonetheless, many states have adopted or are considering adopting similar requirements, and the constitutionality of such state requirements remains unsettled at this time. In addition, several private lawsuits have been filed seeking to hold Internet access providers accountable for information which they transmit. In one such case, the court ruled that an Internet access provider is not directly liable for copies that are made and stored on its computer but may be held liable as a contributing infringer where, with knowledge of the infringing activity, the Internet access provider induces, causes or materially contributes to another person's infringing conduct. While the outcome of these activities is uncertain, the ultimate imposition of potential liability on Internet access providers for information which they host, distribute or transport could materially change the way they must conduct business. To avoid undue exposure to such liability, Internet access providers could be compelled to engage in burdensome investigation of subscriber materials or even discontinue offering the service altogether.

RISKS RELATING TO SWITCHED SERVICES RESELLERS

     Revenues derived from switched services resellers account for substantially all of IXC's switched long distance revenue. A substantial portion of such revenues are produced by a limited number of resellers. Sales to switched services resellers generate low margins for IXC. In addition, these customers frequently choose to move their business based solely on small price changes and generally are perceived in the telecommunications industry as presenting a high risk of payment delinquency or non-payments. IXC's provision for service credit and bad debt was $3.0 million or 1.5% of total revenues in 1996 (when it had $104.0 million of long distance switched services revenue) and $17.4 million or 4.1% of total revenues in 1997 (when it had $258.3 million of long distance switched services revenue). IXC expects service credit and bad debt expense to continue to increase, but seeks to control it so that it will not increase as a percentage of revenues. IXC is continuing to implement procedures to control its exposure to service credit and bad debt expense. Any material increase in service credit and bad debt expense as a percentage of revenues could have a material adverse effect on IXC's results of operations and financial position and on the value of the IXC Common Stock and its other securities.

RISKS RELATED TO TECHNOLOGICAL CHANGE

     The market for IXC's telecommunications services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that IXC will successfully identify new service opportunities and develop and bring new services to market. IXC is also at risk from fundamental changes in the way telecommunications services are marketed and delivered. IXC's data communications service strategy assumes that technology such as Frame Relay and ATM protocols, utilizing fiber optic or copper-based telecommunications infrastructures, will continue to be the primary protocols and transport infrastructure for data communications services. Future technological changes, including changes related to the emerging wireline and wireless transmission and switching technologies, could have a material adverse effect on IXC's business, results of operations, and financial condition. IXC's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that IXC will succeed in adapting its telecommunications services business to alternate access devices, conduits and protocols.

     In addition, recent technological advances that show the potential to greatly expand the capacity of existing and new fiber optic cable, which could greatly increase supply, could have a material adverse effect on IXC.

CONCENTRATION OF STOCK OWNERSHIP

     As of March 1, 1998, Trustees of General Electric Pension Trust ("GEPT") beneficially owned approximately 30.2% of the outstanding IXC Common Stock, Grumman Hill Investments, L.P., Richard D. Irwin and his affiliates together beneficially owned approximately 10.4% of the outstanding IXC Common Stock, and two of the members of senior management and their affiliates beneficially owned approximately 12.8% of the outstanding IXC Common Stock. GEPT owns 30% of the 1997 Convertible Preferred Stock. As a result, certain of these stockholders, if they act together, generally would be able to elect a majority of directors elected by the holders of the IXC Common Stock and exercise control over the business, policies and affairs of IXC, and would have the power to approve or disapprove most actions requiring stockholder approval, including amendments to IXC's charter and by-laws, certain mergers or similar transactions and sales of all or substantially all of IXC's assets (subject to approval of the holders of preferred stock to the extent required by applicable law). This concentration of stock ownership could have the effect of delaying or preventing a change of control of IXC or the removal of existing management and may discourage attempts to do so.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the IXC Common Stock has fluctuated over a broad range since the completion of the IXC's initial public offering in July 1996. The trading price of the IXC Common Stock is subject to wide fluctuations in response to numerous factors, including, but not limited to, quarterly variations in operating results of IXC or any of its principal customers, competition, announcements of technological innovations or new products or pricing by IXC or its competitors, product enhancements by IXC or its competitors, regulatory changes, any difference between actual results and results expected by investors and analysts, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the IXC Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of IXC Common Stock or the perception that such sales may occur could negatively impact the market price of the IXC Common Stock. Shares of IXC Common Stock that have not been previously traded in the public market but may at some time be sold in the public market include (i) shares held by affiliates; (ii) shares issued or to be issued in acquisitions, including the proposed NLD Merger; (iii) shares issuable upon conversion of the 1998 Convertible Preferred Stock, the 1997 Convertible Preferred Stock and any IXC convertible preferred stock to be issued in the future; and (iv) shares to be issued pursuant to stock options. The aggregate number of such shares is much greater than the number of shares of IXC Common Stock which have been previously traded in the public market.

DILUTION

     As of December 31, 1997, there were outstanding 2,852,246 shares of IXC Common Stock reserved for issuance pursuant to options exercisable by persons granted options under IXC's stock plans, at a weighted average exercise price of $15.90 per share, subject to various vesting schedules. In addition, the 1997 Convertible Preferred Stock is convertible into approximately 4.5 million shares of IXC Common Stock at a purchase price of $23.46 per share and the 1998 Convertible Preferred Stock is convertible into approximately 2.1 million shares at a conversion rate of 13.748 shares of IXC Common Stock per share of 1998 Convertible Preferred Stock. Any exercise of such options or conversion of Convertible Preferred Stock may take place at a time when IXC would be able to obtain funds from the sale of IXC Common Stock at prices higher than the exercise price thereof or the conversion price, respectively. As a result, NLD Stockholders may incur substantial dilution of their holdings of IXC Common Stock.

     In addition, upon consummation of the Merger, the outstanding NLD Options and NLD Warrants will be converted into Substitute Options and Substitute Warrants to purchase up to 297,754 shares of IXC Common Stock at exercise prices ranging from $25.02 to $34.82 per share. The exercise of all or a portion of such Substitute Options may result in a significant increase in the number of shares of IXC Common Stock that will be subject to trading on the NNM, and the issuance and sale of the shares of IXC Common Stock upon the exercise thereof may have an adverse effect on the price of the IXC Common Stock. See
"-- Possible Volatility of Stock Price."

FORWARD-LOOKING STATEMENTS

     The statements contained in this Proxy Statement/Prospectus that are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995), which can be identified by the use of forward-looking terminology such as "estimates," "projects," "anticipates," "expects," "intends," "believes," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. IXC wishes to caution the reader that these forward-looking statements, such as IXC's plans to expand its existing networks or to build and acquire networks in new areas, and statements regarding development of IXC's businesses, the estimate of market sizes and addressable markets for IXC's services and products, IXC's anticipated capital expenditures, regulatory reform and other statements contained in this Proxy Statement/Prospectus regarding matters that are not historical facts, are only estimates or predictions. No assurance can be given that future results will be achieved; actual events or results may differ materially as a result of risks facing IXC or actual results differing from the assumptions underlying such statements. Such risks and assumptions include, but are not limited to, IXC's ability to successfully market its services to current and new customers, generate customer demand for its services in the particular markets where it plans to market services, access markets, identify, finance and complete suitable acquisitions, design and construct fiber optic networks, install cable and facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements.

                                 THE COMPANIES

IXC

     IXC is a leading provider of telecommunications transmission, switched long distance and associated services to long distance and other communications companies. IXC owns a digital telecommunications network (the "Network") which includes over 11,500 digital route miles. Substantial additions to the Network are currently under construction. Subject to the availability of capital and the completion of cost-sharing arrangements currently being negotiated, the Network is planned to include over 18,000 digital route miles by the end of 1998, and over 20,000 digital route miles by the end of 1999. IXC provides two principal products: transmission of voice and data over dedicated circuits ("private lines") and transmission of long distance traffic processed through IXC's switches ("long distance switched services"). During the first quarter of 1997, IXC began providing Frame Relay and ATM-based switched data services in order to capitalize on the growing demand for Internet and electronic data transfer services. IXC was incorporated in the State of Delaware on July 27, 1992. IXC's principal executive offices are located at 1122 Capital of Texas Highway South, Austin, Texas 78746 and its telephone number is (512) 427-3700.

     Since beginning the Network expansion and entering into the long distance switched services business in late 1995, IXC's revenues have grown rapidly. IXC generated revenues of $91.0 million in 1995, $203.8 million in 1996 and $420.7 million in 1997. IXC's customers include AT&T, MCI, Sprint, WorldCom, Cable & Wireless, Excel, Frontier, LCI and over 200 other long distance companies, wireless companies, cable television providers, Internet service providers and governmental agencies.

     The growing demand for IXC's services and the nearly complete usage of its then-existing Network capacity have required IXC to supplement its Network with capacity leased from other carriers. As a result, in 1995 IXC began expanding its Network to increase its geographic scope and capacity and reduce its off-net lease expense. IXC is expanding its network with modern, technologically advanced, non-zero dispersion shifted fiber and OC-192 electronics (initially configured on certain routes at OC-48 capacity). The new fiber and electronics are less expensive to install and operate and have greater capacity and technical capabilities than the fiber and electronics of older networks. Upon completion of the routes currently being constructed, engineered, or planned through 1998, over 11,000 route miles of the 18,000 digital route miles of the Network will consist of advanced fiber and electronics. Through a combination of its owned and leased facilities, IXC originates and terminates long distance traffic in all 50 U.S. states, as well as terminates long distance traffic in over 200 foreign countries.

     On March 30, 1998, IXC issued and sold $135.0 million of its 1998 Convertible Preferred Stock issued in the form of depositary shares (2,700,000 depositary shares at $50 per share) to qualified institutional buyers under Rule 144A of the Securities Act. On April 14, 1998, IXC issued and sold an additional $20.25 million of its 1998 Convertible Preferred Stock (405,000 depositary shares at $50 per share) in connection with an overallotment option granted to the initial purchasers of the 1998 Convertible Preferred Stock. The 1998 Convertible Preferred Stock is convertible at any time into IXC Common Stock at the option of the holder. IXC expects to use the net proceeds of the Convertible Preferred Offering to fund capital expenditures, including a portion of the Network expansion, and for general corporate purposes, including acquisitions of related businesses or interests therein and joint ventures.

     IXC is currently offering to purchase for cash all of its outstanding Senior Notes, $285.0 million in aggregate principal amount of which are outstanding, at the Offer Price of $1,198.81 per $1,000 of note principal (including $20 per $1,000 of note principal as the Consent Payment). The Tender Offer expires at 11:59 p.m. New York City time on April 16, 1998, unless extended. In connection with the Tender Offer, IXC has solicited and received the requisite consents from the holders of the Senior Notes to, among other things, eliminate substantially all of the covenants and guarantees under the Senior Notes Indenture and permit the incurrence of additional indebtedness. The consideration to be paid in respect of validly delivered, and not revoked, consents will be 2.0% of the principal amount of the Senior Notes for which consents were validly delivered and not revoked. The consummation of the Tender Offer is conditioned upon, among other things, IXC obtaining financing therefor. IXC anticipates issuing the New Notes with a portion of the net proceeds thereof to pay the Offer Price and the Consent Payment (estimated to be an aggregate of approximately $341.7 million, assuming all $285.0 million in aggregate principal amount of the Senior Notes is tendered and accepted for payment). As of April 3, 1998, over 99% of the aggregate principal amount of the Senior Notes has been tendered (and could not be withdrawn) pursuant to the Tender Offer.

NLD

     NLD's five operating divisions provide long distance and other telecommunications services to end-users, independent agents, and other long distance companies, with a primary concentration on small to medium-sized businesses. Over the last four years, NLD has grown significantly through mergers, acquisitions, and its own sales programs to become a nationwide provider of long distance and other telecommunications services. NLD now offers a wide range of products and services, including "1+" domestic long distance service, inbound (800) service, dedicated access and private line service, travel cards, conference calling, shipping, paging, prepaid calling cards, wireless services, and national Internet access services. NLD was incorporated in the State of Delaware on December 3, 1987. NLD's principal executive offices are located at 11817 Canon Boulevard, Suite 600, Newport News, Virginia 23606 and its telephone number is (757) 873-1040.

     NLD transmits long distance telephone calls over various types of transmission circuits leased from other telecommunications carriers at fixed or variable rates. Calls may be routed through one of NLD's three switching centers, which select the least expensive manner to complete the calls among the various available transmission alternatives, or calls may be completed by various underlying carriers. NLD provides billing, customer service, and other features and services related to the calls.

     NLD's operating divisions formerly comprised five independent operating entities, namely NLD and four corporate subsidiaries acquired since May 1996. Pursuant to a plan of consolidation implemented in December 1997, these subsidiaries were merged into NLD and now operate as divisions. Two of the divisions (formerly Eastern Telecom International Corporation ("ETI") and National Teleservices, Inc. ("NTI")) were acquired through merger transactions completed in May 1997, subsequent to the end of NLD's last fiscal year. NLD believes that these transactions, which were effected pursuant to NLD's stated strategy of growth through mergers and acquisitions, have improved NLD's competitive position in the telecommunications industry.

     ETI (now Eclipse Communications -- Mid-Atlantic Division) is a switch-based interexchange carrier located in Newport News, Virginia, operating primarily along the east coast of the United States. It has expanded rapidly through the deployment of an aggressive direct sales program. It operates a Northern Telecom DMS 250 digital switch located in Washington, D.C., and offers "1+" direct dialing, "0" plus operator assisted calls, 800/888 toll-free services, dedicated lines, calling cards, international service, prepaid calling cards, paging, Internet access, and conference calling.

     NTI (now Eclipse Communications -- Midwest Division) is a switch-based interexchange carrier located in Winona, Minnesota, operating primarily in the mid-west United States. Like ETI, it has expanded rapidly through direct sales. NTI operates a DEC 600 digital switch located in Winona and offers a full range of telecommunications products and services.

ACQUISITION CORP.

     Acquisition Corp. was incorporated in the State of Delaware on December 17, 1997 solely for the purpose of consummating the Merger. Acquisition Corp. has limited assets and has no business and has not carried on any activities other than those which are directly related to its formation and its execution of the Merger Agreement.

                              THE SPECIAL MEETING

     This Proxy Statement/Prospectus is being furnished to the NLD Stockholders in connection with the solicitation of proxies by the NLD Board from the NLD Stockholders for use at the Special Meeting.

PURPOSE OF SPECIAL MEETING

     The purpose of the Special Meeting is to consider and vote upon (a) a proposal to approve the Merger Agreement (the "Merger Proposal") and (b) such other matters, if any, as may properly come before the Special Meeting or any adjournment or postponement thereof. The NLD Board is not aware of, as of the date of mailing of this Proxy Statement/Prospectus, any business to be brought before the Special Meeting other than the Merger Proposal. However, the enclosed proxy card authorizes the voting of shares represented by the proxy on all such other matters that may properly come before the Special Meeting, and any adjournment or postponement thereof, and it is the intention of the proxy holders to take such action in connection therewith as shall be in accordance with their best judgment.

     At the Effective Time, Acquisition Corp. will merge with and into NLD, with NLD surviving as a wholly owned subsidiary of IXC, and each share of NLD Common Stock outstanding immediately prior to the Merger will be converted into the right to receive 0.2998 shares of IXC Common Stock. Because both NLD and IXC are public companies, no dissenters' rights of appraisal apply to the Merger or any of the other transactions contemplated by the Merger Agreement, and therefore dissenting NLD Stockholders have no right to receive cash in lieu of IXC Common Stock pursuant to the terms of the Merger Agreement.

     THE NLD BOARD HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, HAS AUTHORIZED THE EXECUTION AND DELIVERY OF THE MERGER AGREEMENT, AND RECOMMENDS THAT NLD STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

PLACE, DATE, AND TIME OF THE SPECIAL MEETING; RECORD DATE

     The Special Meeting is scheduled to be held on May 19, 1998 at 2:00 p.m. Eastern Time at NLD's corporate offices, 11817 Canon Boulevard, Suite 600, Newport News, Virginia. Only holders of record of shares of NLD Common Stock at the close of business on April 15, 1998, the Record Date, will be entitled to notice of and to vote at the Special Meeting. A list of NLD Stockholders of record entitled to vote at the Special Meeting will be available for inspection by NLD Stockholders at NLD's principal business office at 11817 Canon Boulevard, Suite 600, Newport News, Virginia 23606, at least 10 days prior to the Special Meeting. The list will also be available on the date of the Special Meeting at the meeting site.

VOTING AT THE SPECIAL MEETING

     Only NLD Stockholders who hold shares of NLD Common Stock of record as of the Record Date will be entitled to notice of and to vote at the Special Meeting. Each share of NLD Common Stock outstanding as of the Record Date is entitled to one vote on the Merger Proposal and on any other matter presented at the Special Meeting, exercisable at the Special Meeting in person or by properly executed proxy. As of the Record Date, there were 13,395,878 shares of NLD Common Stock entitled to vote at the Special Meeting.

     The presence, in person or by properly executed proxy, of a majority of the shares of NLD Common Stock entitled to vote is necessary to constitute a quorum of the NLD Common Stock at the Special Meeting. To approve the Merger Agreement, the affirmative vote of a majority of the outstanding shares of NLD Common Stock entitled to vote thereon is required. A failure to vote, abstentions, and broker non-votes will have the same effect as votes cast against approval of the Merger Agreement.

PROXIES

     NLD Stockholders are requested to complete, date, sign, and promptly return the accompanying proxy card in the enclosed envelope. All shares of NLD Common Stock represented at the Special Meeting by properly executed proxies received by NLD prior to or at the Special Meeting, unless such proxies have been revoked, will be voted at the Special Meeting in accordance with the instructions on the proxy card. If no instructions are specified on an executed proxy card, the proxy granted therein will be voted FOR approval of the Merger Agreement.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted by (a) filing with the Secretary of NLD written notice of such revocation bearing a later date than on the proxy card being revoked, (b) duly executing a subsequent proxy card relating to the same shares and delivering it to the Secretary of NLD, or (c) attending the Special Meeting and voting in person (although attendance at the Special Meeting without delivering a written revocation or a subsequently dated proxy or voting in person will not revoke an earlier proxy). Any written notice revoking a proxy should be sent to NLD at 11817 Canon Boulevard, Suite 600, Newport News, Virginia 23606, Attention: John V. Leaf, Secretary.

     All expenses of this solicitation, including the cost of preparing and mailing the proxy materials furnished to NLD Stockholders in connection with the Special Meeting, will be borne by NLD, except that NLD and IXC will share equally expenses incurred in connection with printing this Proxy Statement/Prospectus. In addition to solicitation by use of the mails, proxies may also be solicited on behalf of NLD by certain directors, officers, and regular employees of NLD in person or by telephone or telegram. Such persons will receive no additional compensation for their services.

                                   THE MERGER

DESCRIPTION OF THE MERGER

     IXC, IXC Long Distance, Acquisition Corp. and NLD have entered into the Merger Agreement pursuant to which (i) Acquisition Corp., a newly organized and wholly owned subsidiary of IXC Long Distance, a wholly owned subsidiary of IXC, will be merged with and into NLD and (ii) NLD will become a wholly owned subsidiary of IXC. Each share of NLD Common Stock outstanding as of the Effective Time shall be converted into 0.2998 shares of IXC Common Stock; provided, however, that each NLD Stockholder entitled to receive a fractional share of IXC Common Stock shall receive cash in lieu of such fractional share.

     The Merger is subject to the satisfaction of a number of conditions, including approval of the Merger by the NLD Stockholders at the Special Meeting. See "TERMS OF THE MERGER AGREEMENT -- Conditions to the Merger."

CONSUMMATION OF THE MERGER

     If the Merger Agreement is approved by the requisite vote of the NLD Stockholders and the other conditions to the Merger are satisfied, the Effective Time of the Merger will occur upon the filing of the Certificate of Merger with the Secretary of State of Delaware. The date and time of such filing is currently expected to occur, subject to obtaining the requisite approval of the NLD Stockholders at the Special Meeting, within five business days following the satisfaction or waiver of all the conditions precedent to the Merger set forth in the Merger Agreement.

BACKGROUND OF THE MERGER

     Global Considerations. NLD has implemented an active acquisition program designed to identify, review, and evaluate potential business combinations, corporate acquisitions, strategic alliances, and other significant corporate transactions involving participants in the telecommunications industry. Since June 30, 1996, NLD has consummated four acquisition transactions which have placed NLD in the "second tier" of telecommunications companies, that is, companies with annual revenues of between $100 million and $1 billion.

     Despite the success of its acquisition program, the NLD Board recognized that NLD's relatively small size among telecommunications companies could hinder NLD's efforts to compete effectively in its existing markets or participate meaningfully in rapidly growing domestic and international telecommunications markets. In addition, the NLD Board perceived that NLD could be at a greater competitive disadvantage in the future, given the ongoing consolidation in the telecommunications industry. In this light, the NLD Board discussed at length the current and future state of the telecommunications industry and NLD's strategic position and prospects at various meetings during 1997.

     In the course of these discussions, the NLD Board came to the preliminary view that the interests of the NLD Stockholders might best be served by some form of strategic transaction, including the possible sale of NLD. In the event of a sale or merger transaction, the Board considered that NLD had desirable properties, markets, and prospects and a strong management team which could attract a favorable price, based on consolidation trends in the telecommunications industry and the price levels of recent, similar transactions. The NLD Board also considered the possible countervailing risks of consummating, or even seriously pursuing, any such transaction, including diversion of NLD's management resources; disruption of NLD's businesses caused by uncertainty regarding NLD's future among employees, regulatory authorities, and others; and the possible adverse impact upon employees and customers.

     The NLD Board's Decision to Explore Strategic Alternatives. In July 1997, after further consideration of the foregoing issues, NLD retained Morgan Stanley to explore NLD's strategic alternatives and prepare an assessment of the financial and other aspects of such alternatives. During the next several weeks, members of NLD's senior management met with Morgan Stanley and discussed the following:

     - The telecommunications industry in general and NLD's business in particular;

     - The consolidation trends in the telecommunications industry and the factors resulting in such consolidation, including rapidly changing technology and a regulatory environment that promotes competition;

     - The increased importance of economies of scale as a result of these consolidation trends;

     - The viability of NLD continuing its own acquisition strategy to build economies of scale to compete more effectively in the telecommunications industry and the impediments to such a strategy, including the degree of competition for quality acquisitions from other, larger telecommunications companies;

     - Acquisition values in recent mergers and acquisitions involving telecommunications companies;

     - The anticipated degree of interest of various potential acquirors of NLD and the financial implications of possible transactions;

     - Alternative forms of possible transactions which might be undertaken and the benefits and risks associated with each of them; and

     - Various procedures which might be used to explore available alternatives.

     Members of NLD's senior management participating in these discussions reviewed them with the members of the NLD Board in both formal NLD Board meetings and informal personal conversations, and at a meeting held on August 1, 1997, the NLD Board determined to explore a potential sale of NLD. The NLD Board considered whether it would be appropriate to engage in such an exploration of alternatives in a publicly announced process, but concluded that proceeding on a confidential basis was an appropriate way to assure that any ultimate transaction or transactions would represent the best available alternative to NLD.

     Preliminary Strategic Partner Candidate. Soon after its engagement, Morgan Stanley commenced the process of identifying potential strategic partners for NLD. A promising candidate was soon identified, and following a preliminary management presentation by NLD, the two companies initiated an exchange of information for due diligence purposes. Ultimately, NLD agreed to negotiate exclusively with this candidate until August 18, 1997. Even prior to that date, however, the NLD Board came to realize that the interests of the NLD stockholders would be best served by exploring additional strategic partnering opportunities. Accordingly, NLD did not enter into an agreement with this candidate.

     NLD/IXC Discussions. After the exclusivity period ended, the NLD Board determined to undertake a more structured approach to seeking a compatible strategic partner. Accordingly, over the next several weeks, and pursuant to the NLD Board's authorization, Morgan Stanley initiated discussions with various other companies which either had expressed interest in or were considered likely to have an interest in acquiring NLD or engaging in other possible transactions with NLD. Based upon these contacts, approximately 20 companies executed confidentiality agreements with NLD and received preliminary information about NLD's operations. NLD's management made presentations to six of those companies, and two of them, including IXC, conducted extensive due diligence investigations of NLD and received draft merger agreements from NLD's legal counsel. Through this process, NLD identified IXC as the most compatible company with which to negotiate and conclude a strategic relationship.

     Accordingly, in late November 1997, NLD and IXC management determined to pursue further discussions. On November 25, 1997, a meeting was held in Newport News, Virginia, involving several members of senior management of both NLD and IXC, including Mr. Crawford, NLD's Chairman and Chief Executive Officer, and Mr. Swett, IXC's Chairman. At this meeting, NLD's senior management made a presentation outlining the anticipated benefits of a business combination transaction whereby NLD would operate as a subsidiary of IXC. Following this presentation, IXC indicated its interest in further developing and negotiating such a transaction.

     Over the course of the next few weeks, NLD and IXC management exchanged information about their respective companies, principally financial information used to determine, among other things, the potential synergies of a business combination transaction. On December 16, 1997, a meeting of various senior management personnel of both NLD and IXC (including Messrs. Crawford and Swett), along with representatives of Morgan Stanley and attorneys for each party, took place in Kansas City. At this meeting, IXC and NLD agreed on the Exchange Ratio and the proposed transaction's basic structure.

     Approval and Execution of the Merger Agreement. Final negotiations between NLD and IXC regarding the terms of the Merger Agreement continued over the next two days and into the late evening of December 18, 1997. In the early hours of December 19, 1997, the NLD Board convened a special meeting by teleconference to review the proposed IXC transaction and the terms of the Merger Agreement. At that meeting, Morgan Stanley and NLD's legal counsel each made detailed presentations to the NLD Board on key elements of the proposed transaction, and Morgan Stanley delivered its opinion that, as of such date and based upon the assumptions made, matters considered, and limits of review, as stated in such opinion, the transaction contemplated by the Merger Agreement was fair to the NLD Stockholders from a financial point of view.

     Following these presentations and the delivery of Morgan Stanley's opinion, and after further discussing and considering the terms of the proposed transaction, the NLD Board voted to approve the Merger and adopt the Merger Agreement. On December 19, 1997, prior to the opening of the financial markets, the Merger Agreement was executed by the parties. See "NLD's Reasons for the Merger; Recommendation of the NLD Board" and "Opinion of Morgan Stanley."

NLD'S REASONS FOR THE MERGER; RECOMMENDATION OF THE NLD BOARD

     The NLD Board believes that the Merger offers NLD and the NLD Stockholders a significant opportunity to create a combined organization that will be a leader in the telecommunications industry. The NLD Board has approved the Merger and the Merger Agreement, has determined that the Merger is fair to and in the best interest of the NLD Stockholders, and recommends that the NLD Stockholders vote FOR approval and execution of the Merger Agreement.

     At the meeting held on December 19, 1997, the NLD Board, with the assistance of Morgan Stanley and NLD's legal counsel, considered and discussed the terms of the Merger and reviewed various related business, financial, and legal considerations. In reaching its decision to approve the Merger and the Merger Agreement and to recommend that the NLD Stockholders vote to approve the Merger Agreement, the NLD Board considered, among other things, the following factors: (a) the opportunity for the NLD Stockholders to receive IXC Common Stock in a tax-free exchange; (b) information with respect to the financial condition, results of operation, business and growth prospects of NLD and IXC, on both an historical and estimated prospective basis, and current industry, economic, and market conditions, including the financial analysis and presentations of Morgan Stanley; (c) the changing regulatory environment in the domestic telecommunications industry, including consolidation trends; (d) the historical market prices and recent trading patterns of NLD Common Stock and IXC Common Stock and market prices, recent trading patterns, and financial data relating to other companies in the same business as NLD; (e) the opportunity for NLD Stockholders to participate, as holders of IXC Common Stock, in a combined enterprise which would have greater financial, technical, and marketing resources and which is expected to produce a stronger competitor in the communications industry than NLD would be on a stand-alone basis; (f) the high degree of compatibility of the businesses of NLD and IXC, which would provide the NLD Stockholders with a significant continuing interest in the communications industry and would continue to provide career opportunities and employment for many of the employees of NLD; (g) the potential for operational and financial synergies as a result of the integration of the resources of NLD and IXC; (h) the opinion of Morgan Stanley that as of such date the Exchange Ratio was fair to NLD Stockholders from a financial point of view (see "Opinion of Morgan Stanley"); (i) the larger public float and trading volume of shares of IXC Common Stock compared to the public float and trading volume of shares of NLD Common Stock, which could provide the NLD Stockholders with greater liquidity in their investment; (j) the structure of the transaction and the terms of the Merger Agreement, which were the result of arms'-length negotiations between IXC and NLD; (k) the treatment of the Merger for accounting purposes as a pooling-of-interests transaction (which avoids a reduction in earnings which would result from the creation and amortization of goodwill under purchase accounting); and (l) alternatives to the Merger available to NLD and the NLD Stockholders.

     The foregoing discussion of the information and factors considered and given weight by the NLD Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the NLD Board found that each of the foregoing factors supported its recommendation and conclusions, and the NLD Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the NLD Board may have given different weights to different factors.

     THE NLD BOARD RECOMMENDS THAT THE NLD STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

IXC'S REASONS FOR THE MERGER

     In reaching its decision to approve the Merger Agreement, the IXC Board of Directors considered a number of factors, including, without limitation, the following: (a) a review of the advice of management and legal advisors regarding the terms of the Merger Agreement; (b) information with respect to the financial condition, results of operation, business and growth prospects of IXC and NLD on both an historical and estimated prospective basis, and current industry, economic, and market conditions, including a presentation by IXC management regarding its due diligence review of NLD; (c) the changing regulatory environment in the domestic telecommunications industry, including consolidation trends; (d) the historical market prices and recent trading patterns of IXC Common Stock and NLD Common Stock and market prices, recent trading patterns, and financial data relating to other companies in the same business as NLD; (e) the opportunity for IXC stockholders to participate in a combined enterprise which would have greater marketing resources and which is expected to produce a stronger competitor in the communications industry than would be on a stand-alone basis; (f) the high degree of compatibility of the business of IXC and NLD; (g) the potential for operational and financial synergies as a result of the integration of the resources of IXC and NLD; (h) the structure of the transaction and the terms of the Merger Agreement, which were the result of arms'-length negotiations between IXC and NLD; (i) alternatives to the Merger available to IXC and its stockholders; (j) that the addition of NLD's retail customer relationships in new geographic regions and markets will improve the combined company's ability to pursue the retail market and strategic acquisitions and partnerships and to form communications alliances in the future; (k) that the size of the combined company will enable it to achieve enhanced operating and purchase efficiencies; (l) that NLD's traffic pattern fits IXC's existing and planned Network; and (m) that NLD has a national direct sales force in place. In addition, IXC believes that NLD's operations will be a strategic fit with IXC's Network because it will enable IXC to generate increased revenues by moving NLD's traffic onto IXC's Network.

     The IXC Board of Directors did not assign any specific or relative weight to the factors under its consideration. The Board of Directors of IXC determined that the Merger is in the best interests of IXC and its stockholders, and therefore unanimously approved the Merger. The Merger is not subject to the approval of the stockholders of IXC.

OPINION OF MORGAN STANLEY

     As noted above, in July 1997 NLD retained Morgan Stanley to act as its financial advisor in connection with a proposed sale or business combination involving NLD, and at the December 19, 1997 NLD Board meeting, Morgan Stanley rendered its oral opinion that, as of such date and subject to the various considerations to be set forth in its written opinion, the Exchange Ratio is fair from a financial point of view to the NLD Stockholders. Morgan Stanley subsequently delivered to the NLD Board a written opinion dated December 19, 1997 (the "Morgan Stanley Opinion") confirming such oral opinion.

     The full text of the Morgan Stanley Opinion which sets forth, among other things, assumptions made, procedure followed, matters considered, and limitations on the review undertaken by Morgan Stanley, is attached as Annex C to this Proxy Statement/Prospectus and is incorporated herein by reference. The Morgan Stanley Opinion is directed to the NLD Board and addresses only the fairness from a financial point of view of the Exchange Ratio to the NLD Stockholders. It does not address any other aspect of the Merger and does not constitute an opinion or a recommendation as to how any NLD Stockholders should vote at the Special Meeting. In addition, the Morgan Stanley Opinion does not in any manner address the prices at which the shares of IXC will trade following consummation of the Merger. The summary of the Morgan Stanley Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. The NLD Stockholders are urged to read the Morgan Stanley Opinion in its entirety.

     In arriving at its opinion, Morgan Stanley, among other things: (a) reviewed certain publicly available financial statements and other information of NLD and IXC, respectively; (b) reviewed certain internal financial statements and other financial and operating data concerning NLD prepared by the management of NLD; (c) analyzed certain financial projections prepared by the management of NLD; (d) discussed the past and current operations and financial condition and the prospects of NLD with senior executives of NLD; (e) discussed the past and current operations and financial condition and the prospects of IXC with senior executives of IXC; (f) reviewed the reported prices and trading activity for the NLD Common Stock and the IXC Common Stock; (g) compared the financial performance of NLD and IXC and the prices and trading activity of the NLD Common Stock and IXC Common Stock with that of certain other comparable publicly traded companies and their securities; (h) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (i) discussed with senior executives of NLD and IXC their views of the strategic, financial, and operational benefits anticipated from the Merger; (j) participated in discussions and negotiations among representatives of NLD, IXC, and certain other parties and their financial and legal advisors; (k) reviewed the Merger Agreement; and (l) performed such other analyses it had deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of NLD. Morgan Stanley also assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a "pooling-of-interests" business combination in accordance with GAAP and will be treated as a tax-free reorganization and/or exchange, each pursuant to the Code. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of NLD, nor had Morgan Stanley been furnished with any such appraisals. Morgan Stanley's opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion.

     The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the NLD Board in connection with the Morgan Stanley Opinion.

     Historical Stock Performance. Morgan Stanley's analysis of the performance of the NLD Common Stock consisted of a historical analysis of closing prices and trading volumes from the date of NLD's public offering of stock on February 24, 1994 through and including December 16, 1997. During this period, NLD Common Stock achieved a high of $12.125 and a low of $5.250, based on closing prices. NLD Common Stock closed at a price of $8.375 on December 16, 1997.

     Morgan Stanley also reviewed the performance of the IXC Common Stock, which consisted of a historical analysis of closing prices and trading volumes from the date of IXC's initial public offering on July 3, 1996 through and including December 16, 1997. During this period, IXC Common Stock achieved a high of $39.125 and a low of $11.500, based on closing prices. IXC Common Stock closed at a price of $31.563 on December 16, 1997.

     Comparable Company Trading Analysis. Morgan Stanley performed a comparable public company trading analysis pursuant to which it compared certain financial information of NLD with that of a group of publicly traded long distance telecommunications service providers, including AT&T, MCI, Sprint, WorldCom, Excel, Frontier, LCI, Qwest, IXC, Tel-Save Holdings, Inc., Total-Tel USA Communications, Inc. ("Total-Tel") and USLD Communications Corp. ("USLD") (collectively, the "LD Comparables"). The LD Comparables were selected based on the general business, operating, and financial characteristics representative of companies which provide long distance telecommunications services. Of the LD Comparables, Morgan Stanley believed that Total-Tel and USLD were most closely comparable to NLD. Morgan Stanley's analysis included, among other things, a review of each company's respective net aggregate value (market value of equity plus net debt and preferred stock) expressed as a multiple of last twelve months' revenues. Morgan Stanley noted that the multiple of net aggregate value to last twelve months' revenues was 0.8x for Total-Tel and 1.2x for USLD (assuming the "unaffected" trading price of USLD Common prior to the announcement on September 17, 1997 of the acquisition of USLD by LCI). Based on the multiples derived from this analysis and in Morgan Stanley's judgment, the appropriate reference multiple range derived from its comparable company trading analysis was 0.9x to 1.2x last twelve months' revenues, which implied a reference equity trading value per share range of approximately $7.00 to $9.50 for NLD Common.

     No company utilized as a comparison in the comparable companies trading analysis is identical to NLD. Accordingly, an analysis of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of NLD and the LD Comparables and other factors that could affect public trading characteristics of the LD Comparables. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company trading analysis.

     Precedent Transaction Analysis. Morgan Stanley reviewed and analyzed public information relating to the financial terms of certain precedent transactions involving long distance telecommunications service providers (the "Precedent Transactions") which, in Morgan Stanley's judgment, were deemed to be comparable to the Merger for purposes of this analysis. The transactions reviewed included the following: the acquisition of ACC Corp. by Teleport Communications Group Inc.; the acquisition of MCI by WorldCom; the acquisition of US WATS, Inc. by ACC Corp.; the acquisition of USLD by LCI; the acquisition of Telco Communication Group, Inc. by Excel; the acquisition of the remaining minority interest in ACC TelEnterprises Ltd. by ACC Corp.; the acquisition of Teledial America, Inc. by LCI; the acquisition of Schneider Communications, Inc. by Frontier; the acquisition of Corporate Telmanagement Group, Inc. by LCI; the acquisition of ALC by Frontier; the acquisition of American Sharecom by Frontier; the acquisition of WCT Communications Inc by Frontier; the acquisition of a 20 percent interest in Sprint by France Telecom and Deutsche Telekom AG; and the acquisition of Advanced Telecommunications Corporation by LDDS Communications, Inc. Morgan Stanley's analysis included, among other things, a review of net aggregate value paid expressed as a multiple of the acquiree's last twelve months' revenues in each of the Precedent Transactions. Morgan Stanley also analyzed the relationship between the multiple of net aggregate value paid to the acquiree's last twelve months' revenue in each of the Precedent Transactions and (a) the size of the acquiree, based on the acquiree's last twelve months' revenues; and (b) the profitability of the acquiree, based on the acquiree's last twelve months' EBITDA margin. Morgan Stanley noted that there appeared to be a positive correlation between the multiple of net aggregate value paid to the acquiree's last twelve months' revenues and both the size and profitability of the acquiree in the Precedent Transactions. Based on the multiples derived from this analysis and in Morgan Stanley's judgment, the appropriate reference multiple range derived from its Precedent Transaction analysis was 1.1x to 1.5x last twelve months' revenues, which implied a reference equity value per share range of approximately $8.50 to $11.50 for NLD Common Stock.

     No transaction utilized in the Precedent Transaction analysis is identical to the Merger. In evaluating the Precedent Transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions, and other matters, many of which are beyond NLD's control, such as the impact of competition on the business of NLD and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of NLD or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

     IXC Valuation. Morgan Stanley informed NLD that it analyzed the valuation of IXC by performing a comparable public company trading analysis pursuant to which it compared certain financial information of IXC with that of Qwest. Morgan Stanley believes that Qwest, based on certain general business, operating and financial characteristics, is the only public traded company directly comparable to IXC. Morgan Stanley compared IXC's business model and certain operating statistics to those of Qwest, noting many similarities between the two companies. Morgan Stanley's analysis included, among other things, a review of each company's respective (a) market capitalization (market value of equity plus total debt and preferred stock) expressed as a multiple of book capitalization (stockholders' equity book value plus total debt and preferred stock), and (b) net aggregate value expressed as a multiple of last twelve months' revenues. In addition, Morgan Stanley compared and contrasted certain financial information of IXC with that of LCI and WorldCom, each of which has certain similarities to IXC.

     Qualifications; Financial Advisor's Engagement. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portions of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of NLD or IXC.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of NLD or IXC. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of the Morgan Stanley Opinion and were provided to the NLD Board in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which NLD or IXC might actually be sold. Because such estimates are inherently subject to uncertainty, none of NLD, IXC, or Morgan Stanley nor any other person assumes responsibility for their accuracy. In addition, as described above, the Morgan Stanley Opinion, including Morgan Stanley's presentation to the NLD Board, was one of many factors taken into consideration by the NLD Board in making its determination to approve the Merger Agreement. Consequently, Morgan Stanley's analyses described above should not be viewed as determinative of the opinion of the NLD Board with respect to the value of NLD or IXC.

     The NLD Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities of NLD or IXC. In the past, Morgan Stanley and its affiliates have provided financial advisory and investment banking services to IXC and its affiliates, for which services Morgan Stanley has received customary fees, including acting as lead underwriter in connection with IXC's initial public offering of IXC Common Stock in July 1996.

     Pursuant to an engagement letter between NLD and Morgan Stanley, NLD agreed to pay Morgan Stanley (a) an advisory fee estimated to be between $100,000 and $200,000 in the event the Merger is not consummated; and (b) if the Merger is consummated, a transaction fee equal to an agreed upon percentage of the value of the total number of shares of IXC Common Stock issued to the NLD Stockholders pursuant to the Merger, based on the IXC Common Stock price at closing. The transaction fee percentage increases as the value of the IXC Common Stock to be issued increases, up to a maximum of 4% for any portion of such value exceeding $176 million. In addition to the foregoing compensation, NLD agreed to reimburse Morgan Stanley for its expenses and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

NASDAQ NATIONAL MARKET

     It is a condition to consummation of the Merger that the shares of IXC Common Stock issuable pursuant to the Merger be approved for listing on the NNM.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Blackwell Sanders Matheny Weary & Lombardi LLP, counsel to NLD, has advised NLD that the following discussion expresses its opinion as to the material federal income tax consequences of the Merger to the NLD Stockholders. The signed opinion of Blackwell Sanders Matheny Weary & Lombardi LLP is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. Such opinion is based upon the Code, Treasury Regulations, IRS rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such change may be applied retroactively and could affect the tax consequences to the NLD Stockholders. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. The discussion is directed to NLD Stockholders who hold their shares of NLD Common Stock as "capital assets" within the meaning of
Section 1221 of the Code.

     Special tax consequences neither described below nor covered by the opinion of Blackwell Sanders Matheny Weary & Lombardi LLP may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States, NLD Stockholders who acquired their NLD Common Stock through the exercise of an NLD Option or otherwise as compensation, and persons who receive payments in respect of NLD Options. For a description of the income tax consequences to the holders of NLD Options from the substitution of such options, see "TERMS OF THE MERGER AGREEMENT -- Treatment of Stock Options and Warrants."

     Based on the opinion of Blackwell Sanders Matheny Weary & Lombardi LLP, the Merger will constitute a tax-free reorganization under Section 368(a)(1)(B) of the Code so that (i) NLD Stockholders will not recognize gain or loss with respect to the IXC Common Stock received by them in exchange for their shares of NLD Common Stock; (ii) each NLD Stockholder's tax basis in the IXC Common Stock received in exchange for NLD Common Stock will be the same as the tax basis of such stockholder's NLD Common Stock exchanged therefor; and (iii) the holding period of the IXC Common Stock received by an NLD Stockholder in exchange for NLD Common Stock will include the holding period of such stockholder's NLD Common Stock exchanged therefor. An NLD Stockholder receiving cash in the exchange in lieu of a fractional interest in IXC Common Stock will be treated as if such stockholder actually received such fractional share interest, and such fractional interest was subsequently redeemed by IXC.

     If the Merger were not to constitute a reorganization under Section 368(a)(1)(B) of the Code, each NLD Stockholder would recognize gain or loss equal to the difference between the fair market value of the IXC Common Stock received determined at the Effective Time and such stockholder's tax basis in the shares of NLD Common Stock. Such gain or loss would be a long-term capital gain or loss, provided such shares of NLD Common Stock were held for more than eighteen months.

     NLD STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF IXC COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

RESALES OF IXC COMMON STOCK UNDER FEDERAL SECURITIES LAWS

     The shares of IXC Common Stock to be issued in the Merger have been registered under the Securities Act by the Registration Statement and therefore may be resold without restriction by all former NLD stockholders who are not deemed to be "affiliates" of either IXC or NLD. An affiliate of an issuer is defined in the rules and regulations of the Commission as a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

     Affiliates of NLD who receive shares of IXC Common Stock in the Merger ("Affiliate Shares") would be unable to resell those shares in the absence of a registration statement covering such resales under the Securities Act or the availability of an exemption from such registration, such as the exemption provided by Rule 145 under the Securities Act. In general, sales by an affiliate of NLD can be effected under Rule 145 in one of three ways, depending on the circumstances. First, the person or entity can sell the Affiliate Shares at any time, provided (a) IXC is current on its reporting obligations under the Exchange Act, (b) the number of such shares to be sold by such an affiliate and certain members of his or her immediate family within any three-month period does not exceed the greater of 1% of the outstanding shares of IXC Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, and (c) the shares are sold only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act. Second, if the person or entity has held the Affiliate Shares for at least one year, the person or entity can freely resell the shares if IXC has filed on a timely basis all reports it is obligated to file with the Commission under the Exchange Act (e.g., Forms 10-K and 10-Q). Third, Affiliate Shares are freely tradeable if the person or entity (a) has held the Affiliate Shares for at least two years, (b) is not an affiliate of IXC at the time of the sale of those shares and (c) has not been an affiliate of IXC for the past three months.

     NLD has agreed to identify to IXC all persons who are, and to NLD's best knowledge who will be, at the Closing Date (as defined), affiliates of NLD as such term is used in Rule 145 (or otherwise under applicable Commission accounting releases with respect to pooling of interests accounting treatment). NLD has agreed to use all reasonable efforts to cause its affiliates to deliver to IXC on or prior to the Closing Date a written acknowledgment of such persons' affiliate status, including such person's agreement not to dispose of any consideration received by them in connection with the Merger in any manner that would cause the transactions contemplated by the Merger Agreement not to qualify for pooling of interests accounting treatment. See "-- Accounting Treatment."

ACCOUNTING TREATMENT

     IXC intends to account for the acquisition of NLD by the pooling-of-interests method of accounting in accordance with GAAP for financial reporting purposes, which means that IXC will restate its historical consolidated financial statements to, among other things, include assets, liabilities, stockholders' equity and results of operations of NLD.

CONSENTS AND APPROVALS

     The Merger is subject to the HSR Act, and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and materials have been furnished to the Justice Department and the FTC and certain waiting periods have expired or been terminated.

     The Merger also requires the approval of the Regulatory Commissions. As of April 14, 1998 approximately 60% of the state regulatory approvals have been obtained.

APPRAISAL RIGHTS

     Under the Delaware General Corporation Law (the "DGCL"), the NLD Stockholders are not entitled to appraisal rights in the event the Merger is consummated.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the NLD Board with respect to the approval of the Merger Agreement, the NLD Stockholders should be aware that certain members of the management of NLD and the NLD Board may have certain interests in the Merger that are different from, or in addition to, the interests of NLD Stockholders generally. The NLD Board was aware of these interests and considered them in approving the Merger Agreement and the transactions contemplated thereby.

     Stock Ownership. Following the Merger, NLD will continue as the Surviving Corporation and as a wholly owned subsidiary of IXC. As of the Record Date, the directors, executive officers and affiliates of NLD beneficially owned (a) approximately six million shares of NLD Common Stock which represents approximately 45.1% of the outstanding shares of NLD Common Stock, (excluding all options, warrants, rights and other securities to acquire NLD Common Stock), for which they will receive the same consideration in connection with the Merger as other NLD Stockholders and (b) NLD Options to purchase approximately 570,000 shares of NLD Common Stock which will be treated as described below in "TERMS OF THE MERGER AGREEMENT -- Treatment of Stock Options and Warrants."

     Employment Agreements. The Merger Agreement provides that NLD will enter into employment agreements with certain senior executives of NLD as IXC may reasonably request. As of the date of this Proxy Statement/Prospectus, IXC has requested certain employees of NLD enter into such employment agreements. While the definitive terms of the employment agreements have not been agreed upon, it is anticipated that each of the employment agreements will provide that the party thereto will, after the Effective Time, initially receive his or her current base salary and will either have his or her present benefit package continue or receive a benefit package that is substantially equivalent thereto. In addition, it is anticipated that each person will be eligible to receive significant additional compensation if certain performance criteria (principally related to the achieving certain levels of revenue and profitability) are satisfied.

CONDUCT OF BUSINESS AFTER THE MERGER

     Upon consummation of the Merger, Acquisition Corp. will be merged with and into NLD and NLD will continue as the Surviving Corporation. The directors of Acquisition Corp. in office at the Effective Time shall become on such date the directors of NLD. The present directors of Acquisition Corp. are James F. Guthrie, Jeffrey C. Smith and Stuart K. Coppens, each of whom is presently an executive officer of IXC. The officers of NLD in office at the Effective Time shall remain as of such date the officers of NLD. The present officers of NLD are John D. Crawford, Timothy A. Barton and Thomas G. Keefe.

     After consummation of the Merger, persons who are currently directors, executive officers and affiliates of NLD will beneficially own approximately 1.8 million shares of IXC Common Stock which is approximately 5.7% of the outstanding shares of IXC Common Stock, based on the number of shares of IXC Common Stock outstanding on the Record Date which was 31,764,340 shares (excluding all options, warrants, rights and other securities to acquire IXC Common Stock).

     After the Merger has been completed, IXC management will undertake to combine the business of NLD with the business of IXC with the goal of moving NLD's customers onto IXC's Network. At the Effective Time, NLD plans to change its name to "Eclipse Telecommunications, Inc."

                         TERMS OF THE MERGER AGREEMENT

     THE DETAILED TERMS OF AND CONDITIONS TO THE MERGER ARE CONTAINED IN THE MERGER AGREEMENT, WHICH IS INCLUDED IN FULL AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY DESCRIPTION OF THE TERMS OF THE MERGER AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY, AND MADE SUBJECT TO, THE MORE COMPLETE INFORMATION SET FORTH IN THE MERGER AGREEMENT.

THE MERGER

     The Merger Agreement provides that at the Effective Time, Acquisition Corp. shall be merged with and into NLD and thereupon the separate existence of Acquisition Corp. shall cease and NLD, as the Surviving Corporation, shall continue to exist under and be governed by the DGCL.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware. The Effective Time is currently expected to occur following the date of the Special Meeting, subject to the approval by the NLD Stockholders of the Merger, within five business days following the satisfaction or waiver of all the conditions precedent to the Merger set forth in the Merger Agreement. The date on which the closing of the transactions contemplated by the Merger Agreement (the "Closing") occurs is referred to as the "Closing Date."

EFFECTS OF THE MERGER ON NLD COMMON STOCK

     Each share of IXC Common Stock outstanding as of the Effective Time shall be converted into 0.2998 shares of IXC Common Stock to be represented by one or more IXC Common Stock certificates; provided, however, that each NLD Stockholder entitled to receive a fractional share of IXC Common Stock, whether or not in addition to a whole number of shares of IXC Common Stock, shall receive cash in lieu of such fractional share. See "-- Fractional Shares."

     Thus, assuming that the aggregate number of shares of NLD Common Stock at the Effective Time is the same as the number of shares outstanding on the Record Date, approximately four million shares of IXC Common Stock will be issued as consideration for the NLD Common Stock in the Merger.

     IXC has agreed to take all steps necessary to register the shares of IXC Common Stock to be issued in connection with the Merger Agreement under the Securities Act and to list such shares for trading on the NNM.

TREATMENT OF STOCK OPTIONS AND WARRANTS

     This Proxy Statement/Prospectus also constitutes the Prospectus of IXC in connection with the exchange of NLD Options for Substitute Options and NLD Warrants for Substitute Warrants. As of the Effective Time, all of the outstanding NLD Options and NLD Warrants will be converted into the right to receive Substitute Options and Substitute Warrants, as applicable. The Substitute Options and Substitute Warrants will (a) reflect the application of the Exchange Ratio (except that any resulting fractional share amounts less than one-half shall be rounded down to the nearest whole share and shall be rounded up otherwise), (b) provide for exercisability over the same period as set forth in the NLD Options or NLD Warrants exchanged therefor, and (c) contain such terms and conditions as IXC and NLD shall agree upon. As of April 14, 1998, NLD had issued NLD Options to purchase an aggregate of 873,000 shares of NLD Common Stock and NLD Warrants to purchase an aggregate of 120,000 shares of NLD Common Stock.

     IXC has agreed to register under the Securities Act either the issuance of the shares of IXC Common Stock upon the exercise of a Substitute Option or Substitute Warrant or the resale of such IXC Common Stock and to list such shares for trading on the NNM.

     For federal income tax purposes, a Substitute Option or Substitute Warrant that is granted with respect to an NLD Option or NLD Warrant that was not received in connection with services rendered to NLD will be treated for reorganizational purposes as a security. No gain or loss should be recognized by a holder of such NLD Options or NLD Warrants who receives Substitute Options or Substitute Warrants, respectively, pursuant to the exchange and such holder's aggregate tax basis in the Substitute Options or Substitute Warrants will be the same as the aggregate tax basis of such holder in the NLD Options or NLD Warrants, respectively. In such case, the holding period for the Substitute Options or Substitute Warrants in the hands of the holder of the NLD Options or NLD Warrants will include the period during which the NLD Options or NLD Warrants were held by such holder, provided that the NLD Options or NLD Warrants are capital assets at the Effective Time.

     For federal income tax purposes, the holder of NLD Options or NLD Warrants that received such options or warrants in connection with services rendered to NLD should not recognize gain or loss as a result of such conversion of such options or warrants to Substitute Options or such warrants to Substitute Warrants, as applicable, provided neither the NLD Options nor the Substitute Options and the NLD Warrants nor the

Substitute Warrants, as applicable, had or have a readily ascertainable fair market value (within the meaning of Treasury Regulations Section 1.83-7(b)) when issued or at the Effective Time.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY. BECAUSE OF THE INTRICACIES OF THE FEDERAL INCOME TAX LAWS REGARDING THE TREATMENT OF OPTIONS AND WARRANTS HOLDERS OF NLD OPTIONS AND NLD WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE POTENTIAL CONSEQUENCES OF THE MERGER ON THE FEDERAL INCOME TAX TREATMENT OF THEIR NLD OPTIONS AND NLD WARRANTS AND ANY SUBSTITUTE OPTIONS OR SUBSTITUTE WARRANTS, AS APPLICABLE, THEY MAY RECEIVE THEREFOR. HOLDERS OF NLD OPTIONS AND NLD WARRANTS ARE ALSO ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, NONE OF WHICH ARE DISCUSSED HEREIN.

FRACTIONAL SHARES

     Each NLD Stockholder entitled to receive a fractional share of IXC Common Stock, whether or not in addition to a whole number of shares of IXC Common Stock, shall receive cash in lieu of such fractional share in an amount equal to such fractional proportion multiplied by the closing price of one share of IXC Common Stock on the first business day preceding the Effective Time.

NUMBER OF SHARES OF IXC COMMON STOCK ANTICIPATED TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT

     It is presently anticipated that an aggregate of no more than 4,313,837 shares of IXC Common Stock will be issued as consideration in connection with the Merger pursuant to the Merger Agreement and the transactions which are described therein, including shares of IXC Common Stock issued upon exercise of the Substitute Options and the Substitute Warrants. Based on the number of shares of IXC Common Stock issued and outstanding on the Record Date, which was 31,764,340 shares, the number of shares of IXC Common Stock anticipated to be issued pursuant to the Merger Agreement would represent approximately 13.6% of the shares of IXC Common Stock outstanding following the Merger (excluding all options, warrants, rights, and other securities to acquire IXC Common Stock).

APPOINTMENT OF THE EXCHANGE AGENT

     NLD and IXC have mutually appointed U.S. Stock Transfer Corporation, as exchange agent (the "Exchange Agent"), to effect the exchange of the IXC Common Stock for certificates that, immediately prior to the Effective Time, represented shares of NLD Common Stock and the exchange of NLD Options for Substitute Options and NLD Warrants. The Exchange Agent also serves as IXC's transfer agent and registrar.

PAYMENT OF THE MERGER CONSIDERATION; SURRENDER OF NLD STOCK CERTIFICATES, NLD OPTIONS AND NLD WARRANTS

     Promptly after the Effective Time, a letter of transmittal containing a notice of consummation of the Merger will be sent to each holder of an NLD Option or NLD Warrant and each record holder of NLD Common Stock. The letter of transmittal will also set forth the procedure for surrendering the instruments representing the NLD Options, the NLD Warrants and the certificates representing shares of NLD Common Stock to the Exchange Agent for exchange.

     Upon the surrender for exchange of the certificates representing shares of NLD Common Stock, each holder shall receive a certificate or certificates representing the number of shares of IXC Common Stock into which the shares of NLD Common Stock theretofore represented by the certificates so surrendered shall have been converted pursuant to the Merger and cash (without interest thereon) in lieu of any resulting fractional share of IXC Common Stock. Upon the surrender for exchange of instruments representing NLD Options and NLD Warrants, each holder of an NLD Option or an NLD Warrant shall receive an instrument representing the Substitute Option or Substitute Warrant exercisable for the number of shares of IXC Common Stock as described in "-- Treatment of Stock Options and Warrants."

     Until surrendered to the Exchange Agent, each certificate which theretofore represented outstanding shares of NLD Common Stock will represent only the right to receive IXC Common Stock, subject to any withholding of taxes. No dividend or other distribution, if any, payable to holders of IXC Common Stock shall be paid to the holders of any such certificates for shares of NLD Common Stock until such certificates are surrendered, but upon surrender of such certificates all such declared dividends and distributions, if any, shall be paid to the holder of record of the shares of IXC Common Stock represented by the certificate issued in exchange therefor, without interest.

     NLD STOCKHOLDERS AND HOLDERS OF NLD OPTIONS AND NLD WARRANTS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES REPRESENTING NLD COMMON STOCK OR INSTRUMENTS REPRESENTING NLD OPTIONS OR NLD WARRANTS FOR EXCHANGE UNTIL THEY RECEIVE A NOTICE AND TRANSMITTAL FORM FROM THE EXCHANGE AGENT.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of IXC, IXC Long Distance and Acquisition Corp., on the one hand, and NLD on the other hand, relating to, among other things, the parties' organization, financial statements, undisclosed liabilities, pending and threatened litigation, certain tax matters and enforceability of the Merger Agreement. These representations and warranties will expire on the Closing Date.

NO SOLICITATION

     NLD has agreed that prior to the Effective Time it shall not, nor shall any of its directors, officers, employees, agents or representatives, directly or indirectly, solicit, initiate or encourage (including by way of furnishing or disclosing information) inquiries or proposals concerning any merger, consolidation or acquisition or purchase of all or any substantial portion of the assets or capital stock of NLD ("NLD Acquisition Transaction") or negotiate or enter into any discussions or other communications with any prospective purchaser (other than IXC or its affiliates) with respect to any NLD Acquisition Transaction, except to the extent required for the NLD Board and NLD's officers to meet their fiduciary duties to the NLD Stockholders. NLD has also agreed to immediately advise IXC of any inquiries or proposals relating to any NLD Acquisition Transaction.

CONDITIONS TO THE MERGER

     Mutual Conditions. The respective obligations of IXC and NLD to effect the Merger are subject to the satisfaction or waiver at or before the Closing of certain conditions including, without limitation:

          (a) The receipt of Final Orders (as defined) of the Regulatory Commissions approving and authorizing the transactions contemplated by the Merger Agreement, which Final Orders are not to be unduly burdensome. A "Final Order" means an order of any Regulatory Commission which is not subject to rehearing by such Regulatory Commission or to judicial review.

          (b) The Registration Statement shall be effective under the Securities Act and shall not be the subject of any stop order by the Commission and the NNM shall have approved for listing, subject to official notice of issuance, the shares of IXC Common Stock issuable pursuant to the Merger.

          (c) The receipt by each of IXC and NLD of a letter from its independent public accountants, dated as of the Closing Date, in form and substance reasonably satisfactory, in each case, to NLD and IXC, stating that the transactions to be effected pursuant to the Merger Agreement will qualify as a pooling of interests transaction under GAAP and applicable Commission regulations.

          (d) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     IXC Conditions. The obligations of IXC, IXC Long Distance and Acquisition Corp. to effect the Merger are subject to the satisfaction or waiver at or before the Closing of certain conditions, including, without limitation:

          (a) All representations and warranties of NLD contained in the Merger Agreement shall be true and accurate in all material respects as of the Closing.

          (b) No material adverse effect in the financial condition, operations, business or prospects of NLD and its subsidiaries (a "NLD Material Adverse Event") shall have occurred from December 19, 1997 through the Closing Date and the average monthly revenues of NLD, as determined in accordance with the Merger Agreement, shall be at least $8,400,000.

          (c) NLD shall perform and comply in all material respects with all of its obligations under the Merger Agreement which are to be performed or complied with by it prior to the Closing Date.

          (d) NLD shall have delivered to IXC and Acquisition Corp. all of the documents required to be delivered by it pursuant to the Merger Agreement and IXC and IXC's counsel shall have approved the form and substance of such documents.

          (e) There shall be no claims, actions or suits pending or threatened against NLD or any of its subsidiaries that would restrict or prohibit NLD from consummating the transactions contemplated by the Merger Agreement.

          (f) The approval of the Merger by NLD Stockholders shall have been obtained.

          (g) Prior to the Closing, there shall not have occurred any damage, destruction or loss in respect of NLD or its assets exceeding $500,000 not covered by insurance.

          (h) Neither NLD nor any of its subsidiaries shall have suffered or incurred the loss, termination, suspension or adverse modification to, or been threatened with any such loss, termination, suspension or adverse modification to, any certificate, license or permit necessary or required for NLD or such subsidiary to continue, both before and after the Effective Time, to operate and conduct its business in the manner, and in the geographic areas, currently conducted by it as of December 19, 1997, except such as would not have an NLD Material Adverse Effect.

          (i) All Regulatory Commission approvals and material regulatory approvals, including all licenses, permits, authorizations, consents and other approvals of and filings with any governmental or regulatory agency required to be obtained or made in connection with the consummation of the transactions contemplated by the Merger Agreement shall have been obtained or made by or on behalf of the parties to the Merger Agreement.

          (j) All material consents of other third parties required to have been obtained in connection with the consummation of the transactions contemplated by the Merger Agreement shall have been obtained by or on behalf of NLD.

     NLD Conditions. The obligations of NLD to effect the Merger are subject to the satisfaction or waiver at or before the Closing of certain conditions, including, without limitation:

          (a) All representations and warranties of IXC and Acquisition Corp. in the Merger Agreement shall be true and accurate in all material respects as of the Closing.

          (b) No material adverse effect on the financial condition, operations, business or prospects of IXC and its subsidiaries (an "IXC Material Adverse Effect") shall have occurred from December 19, 1997 through the Closing Date.

          (c) IXC and Acquisition Corp. shall perform and comply in all material respects with all of their obligations under the Merger Agreement which are to be performed or complied with by IXC or Acquisition Corp. prior to the Closing Date.

          (d) IXC and Acquisition Corp. shall have delivered to NLD all of the documents required to be delivered by them pursuant to the Merger Agreement and NLD and NLD's counsel shall have approved the form and substance of such documents.

          (e) There shall be no claims, actions or suits pending or threatened against IXC, IXC Long Distance or Acquisition Corp. that would restrict or prohibit IXC, IXC Long Distance or Acquisition Corp. from consummating the transactions contemplated by the Merger Agreement.

          (f) The approval of the Merger by NLD Stockholders shall have been obtained.

COVENANTS; CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME

     NLD Covenants. The Merger Agreement provides that NLD agrees that from December 19, 1997 through the Effective Time that:

          (a) NLD shall, and shall cause each of its subsidiaries to, continue to carry on its telecommunications business and keep its books of account, records and files in substantially the same manner as heretofore. NLD will continue, and will cause each of its subsidiaries to continue, to carry on such activities, plans, capital and operating programs which were approved by the NLD Board prior to December 19, 1997, provided that such activities, plans and programs shall not involve expenditures exceeding $250,000 for each such activity, plan or program unless approved by IXC.

          (b) Subject to the terms of the Merger Agreement, NLD shall take all necessary corporate and other action required of it to carry out the transactions contemplated by the Merger Agreement.

          (c) NLD will obtain, and will cause each of its subsidiaries to obtain, or cause to be obtained the consent of any third party whose consent is required in order that NLD can enter into and consummate the transactions contemplated by the Merger Agreement without material violation of any representation, warranty or covenant made by it in the Merger Agreement; provided, however, that if in the reasonable business judgment of NLD and IXC, it would be impracticable to obtain regulatory approval of the Merger in a jurisdiction, the failure to obtain such approval will not be a breach of this covenant.

          (d) Promptly after the occurrence, or failure to occur, of any event, the occurrence or failure of which (i) would result in an NLD Material Adverse Effect, or could reasonably be expected to result in an NLD Material Adverse Effect or materially adversely affect the ability of NLD to perform any of its obligations under the Merger Agreement, (ii) if known as of December 19, 1997, would have been required to be disclosed to IXC, or (iii) causes any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time from December 19, 1997 to and including the Closing Date, NLD shall provide IXC with all relevant information related thereto.

     Additionally, subject to the terms of the Merger Agreement, NLD and its subsidiaries have agreed not to do any of the following without the prior written consent of IXC:

          (i) Issue, sell, purchase or redeem, or grant shares, options, warrants or such other rights to purchase or otherwise agree to issue, sell, purchase or redeem any shares of its capital stock or any other securities of NLD or any of its subsidiaries;

          (ii) Amend its Certificate of Incorporation or amend its Bylaws;

          (iii) Incur or prepay any liability for borrowed money, short term debt or long term debt (as those terms are defined in GAAP) or, at Closing, have any Indebtedness as defined in the Senior Notes Indenture;

          (iv) Pay or guarantee any obligation or liability, other than (A) obligations or liabilities reflected in the balance sheet contained in the NLD's unaudited consolidated financial statements for the quarters ending June 30, 1997 and September 30, 1997, when due, (B) liabilities incurred since the date of such balance sheet in the ordinary course of business and
     (C) obligations under contracts and agreements referred to in the Merger Agreement or entered into in the ordinary course of business;

          (v) Adopt or modify any severance, consulting, bonus, pension, profit sharing, benefit or other compensation plan or arrangement or increase its overall work force, other than in the normal course of business, or enter into any written contract of employment requiring payments of more than $75,000 in any 12-month period;

          (vi) Enter into or modify any contract or commitment, incur any liability, absolute or contingent, waive or fail to enforce any right or enter into any other transactions, other than in the ordinary course of business;

          (vii) Willfully take any action that would or might reasonably be expected to result in any representation or warranty set forth in the Merger Agreement being or becoming untrue in any material respect or in any of the conditions to the consummation of the transactions contemplated by the Merger Agreement not being satisfied;

          (viii) Have declared, paid, made or become obligated to make any dividend payment or other distribution to the NLD Stockholders;

          (ix) Enter into any material contracts (or modify in a material way any such existing contracts) for (A) the material purchase of communications services, or (B) the acquisition (by merger, consolidation or acquisition of stock or assets or otherwise) of any corporation, partnership or other business organization or division thereof;

          (x) Willfully take any action which would, or would be reasonably likely to, prevent accounting for the transactions contemplated by the Merger Agreement as a pooling of interests in accordance with GAAP and applicable Commission regulations;

          (xi) Take any action which would, or would be reasonably likely to, adversely affect the ability of the Merger to qualify for tax-free treatment under the Code, both to the parties to the Merger Agreement and their respective shareholders;

          (xii) Make any changes in its accounting methods, except as required by law, rule, regulation, or GAAP; or

          (xiii) Fail to maintain its advertising and promotional expenditures in the ordinary course of business consistent with past practice.

     IXC Covenants. The Merger Agreement provides that IXC agrees that from December 19, 1997 through the Effective Time that:

          (a) IXC shall continue to carry on its telecommunications business and keep its books of account, records and files in substantially the same manner as heretofore.

          (b) Subject to the terms of the Merger Agreement, IXC shall take, and shall cause IXC Long Distance and Acquisition Corp. to take, all necessary corporate and other action required of it to carry out the transactions contemplated by the Merger Agreement.

          (c) IXC will obtain or cause to be obtained the consent of any third party whose consent is required in order that IXC can enter into and consummate the transactions contemplated by the Merger Agreement without material violation of any representation, warranty or covenant made by it in the Merger Agreement; provided, however, that if in the reasonable business judgment of NLD and IXC, it would be impracticable to obtain regulatory approval of the Merger in a jurisdiction, the failure to obtain such approval will not be a breach of this covenant.

          (d) Promptly after the occurrence, or failure to occur, of any event, the occurrence or failure of which (i) would result in an IXC Material Adverse Effect or could reasonably be expected to result in an IXC Material Adverse Effect or materially adversely affect the ability of IXC to perform any of its obligations under the Merger Agreement, (ii) if known as of December 19, 1997, would have been required to be disclosed to NLD, or
     (iii) causes any representation or warranty of IXC contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time from December 19,

     1997 to and including the Closing Date, IXC shall provide to NLD all relevant information related thereto.

     Additionally, subject to the terms of the Merger Agreement, IXC has agreed not to do any of the following without the prior written consent of NLD:

          (i) From December 19, 1997 through the Effective Time, issue, sell, purchase or redeem, or grant options to purchase or otherwise agree to issue, sell, purchase or redeem any shares of its capital stock or other securities of IXC except for fair value as determined as of the date of grant or agreement in the good faith judgment of the IXC Board of Directors;

          (ii) Willfully take any action that would or might reasonably be expected to result in any representation or warranty set forth in the Merger Agreement being or becoming untrue in any material respect or in any of the conditions to the consummation of the transactions contemplated by the Merger Agreement not being satisfied;

          (iii) Make or become obligated to make any cash dividend payment or other cash distribution to the holders of IXC Common Stock;

          (iv) Willfully take any action which would, or would be reasonably likely to, prevent accounting for the transactions contemplated by the Merger Agreement as a pooling of interests in accordance with GAAP and applicable Commission regulations; or

          (v) Willfully take any action which would, or would be reasonably likely to, adversely affect the ability of the Merger to qualify for tax-free treatment under the Code, both to the parties to the Merger Agreement and their respective shareholders (except for any cash received in lieu of fractional shares).

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement and the Merger may be terminated at any time prior to the Effective Time, whether before or after approval by the NLD Stockholders, by:

          (i) The mutual consent of the Boards of Directors of NLD and IXC;

          (ii) IXC, if NLD is in willful breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in any material respect and such breach has not been cured within 20 business days of IXC's notice to NLD of such breach;

          (iii) NLD, if IXC, IXC Long Distance or Acquisition Corp. is in willful breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in any material respect and such breach has not been cured within 20 business days of NLD's notice to IXC of such breach;

          (iv) Either NLD or IXC, if the consummation of the Merger has been enjoined and such injunction is not subject to appeal or if a Final Order which contains an unduly burdensome term, condition or provision is issued and no appeal is taken by either party therefrom;

          (v) Either NLD or IXC, by written notice to the other, if the approval of the Merger by the NLD Stockholders shall not have been obtained at the Special Meeting, including any adjournments thereof;

          (vi) The Board of Directors of NLD or IXC if the Merger shall not have become effective on or before December 31, 1998; provided, however, that the right to terminate the Merger Agreement under this section should not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; and provided further, if any condition to the Merger Agreement shall fail to be satisfied by reason or the existence of an injunction or order of any court or governmental or regulatory body, then at the request of either party the deadline date referred to above shall be extended for a reasonable period of time, not in excess of 60 days, to permit the parties to have such injunction vacated or order reversed; or

          (vii) NLD if it received a bona fide, fully funded offer (an "NLD Fully-Funded Offer") to acquire all of its outstanding common stock or all or substantially all of its assets, which, after taking into account the payment of the Termination Fee would in the opinion of the NLD Board result in a value (at the time of the closing of such acquisition) to the NLD Stockholders greater than $142 million.

FEES AND EXPENSES OF THE MERGER

     NLD has agreed to pay IXC the Termination Fee ($7.5 million) in the event NLD terminates the Merger Agreement because it has received an NLD Fully-Funded Offer.

     In the event that the Merger Agreement shall be terminated as described above, all obligations of the parties under the Merger Agreement shall terminate, except the obligation to pay the Termination Fee, and there shall be no liability of any party thereto to another (except by reason of any breach by any party of its representations, warranties, covenants or agreements hereunder which has not been waived). Otherwise, IXC and NLD shall each pay its own costs and expenses in connection with the Merger Agreement; provided, however, that any costs paid in connection with the printing of the Registration Statement shall be borne equally by IXC and NLD.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     Upon consummation of the Merger, the NLD Stockholders will become stockholders of IXC, a Delaware corporation, and their rights will be governed by IXC's Restated Certificate of Incorporation, as amended (the "IXC Charter") and bylaws, as amended (the "IXC Bylaws"), which differ in certain material respects from NLD's Certificate of Incorporation, as amended (the "NLD Charter") and bylaws, as amended (the "NLD Bylaws"). As stockholders of IXC, the rights of the former NLD Stockholders will continue to be governed by the DGCL.

     The following comparison of the IXC Charter and the IXC Bylaws, on the one hand, and the NLD Charter and the NLD Bylaws, on the other, is not intended to be complete and is qualified in its entirety by reference to the IXC Charter, the IXC Bylaws, the NLD Charter and the NLD Bylaws. Copies of the IXC Charter and the IXC Bylaws are available for inspection at the offices of IXC, and copies will be sent to the NLD Stockholders upon request. Copies of the NLD Charter and the NLD Bylaws are available for inspection at the principal executive offices of NLD, and copies will be sent to the NLD Stockholders upon request.

NUMBER OF DIRECTORS

     The DGCL provides that a corporation's board of directors shall consist of at least one member and that the authorized number of directors shall be fixed in the corporation's bylaws, unless the certificate of incorporation fixes the number of directors. The IXC Bylaws provide that the authorized number of directors constituting the IXC Board shall be not less than seven nor more than nine and is currently set at seven. The NLD Charter and the NLD Bylaws provide that the NLD Board shall consist of no less than three nor more than eleven directors. The NLD Board currently consists of eight members.

     The number of directors of IXC may be changed by the affirmative vote of a majority of the IXC Board entitled to vote or by the affirmative vote of a majority of the shares of capital stock of IXC entitled to vote, provided that, in the event payment of dividends on the Convertible Preferred Stock or the Exchangeable Preferred Stock are in arrears for six or more dividend periods, and in certain other instances described in the IXC Charter, the IXC Board shall be automatically increased by two and such holders of Convertible Preferred Stock or Exchangeable Preferred Stock, as the case may be, will be entitled to elect two additional members to the IXC Board. The NLD Charter provides that the number of directors constituting the whole NLD Board can be increased above three by the vote of the majority of the NLD Board. The NLD Charter also provides that its provisions relating to the NLD Board may be changed only by the affirmative vote of at least 80% of the outstanding shares of NLD Common Stock entitled to vote for the election of directors.

CLASSIFICATION

     The NLD Charter provides that the NLD Board will be divided into three classes, with each class serving for a term of three years. The term of only one class of directors expires annually, so it is only possible to elect one class of the NLD Board (currently either three or four members of the NLD Board) in any one year. The IXC Board is not classified.

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under the DGCL, any director or the entire board of directors generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors; provided, however, that directors serving on a classified board may be removed only for cause unless the corporation's charter provides otherwise. The IXC Bylaws provide that any director may be removed, with or without cause, by the majority vote of the shares entitled to vote at an election of directors. The NLD Charter provides that NLD Stockholders representing 80% of the outstanding shares of NLD Common Stock entitled to vote for the election of directors may remove an NLD director, but only for cause.

     The DGCL generally provides that all vacancies on the board of directors, including vacancies caused by an increase in the number of authorized directors, may be filled by a majority of the remaining directors even if they constitute less than a quorum, unless otherwise provided in a corporation's bylaws or certificate of incorporation. Both the IXC Bylaws and the NLD Charter provide that vacancies may be filled by a majority of the directors then in office even if such remaining directors constitute less than a quorum.

LIMITATION ON DIRECTORS' LIABILITY

     The DGCL permits a corporation to limit the personal liability of its directors, with specified exceptions. The DGCL permits a corporation to include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to such corporation or its stockholders for monetary damages arising from a breach of fiduciary duty, except for liability for: (i) a breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a declaration of a dividend or the authorization of the repurchase or redemption of stock in violation of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. The IXC Charter eliminates director liability as provided in the DGCL. The NLD Charter contains no provision regarding elimination or limitation of personal liability of directors.

INDEMNIFICATION

     The DGCL provides in general that a corporation may indemnify any person, including its directors, officers, employees and agents, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than actions by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the person's conduct was unlawful. The DGCL permits similar indemnification for expenses in the case of actions by or in the right of the corporation. In general, no indemnification for expenses in derivative actions is permitted under the DGCL where the person has been adjudged liable to the corporation, unless a court finds him or her entitled to such indemnification. However, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. The DGCL also provides that the indemnification permitted or required by the DGCL is not exclusive of any other rights to which a person seeking indemnification may be entitled.

     The NLD Charter provides for indemnification of its officers, directors, employees and agents, as set forth in DGCL as described above. The IXC Bylaws provide for indemnification of directors, officers, employees and agents to the fullest extent permitted by the DGCL.

RESTRICTIONS ON BUSINESS COMBINATIONS/CORPORATE CONTROL

     Section 203 of the DGCL applies to a broad range of business combinations (as defined in the DGCL) between a Delaware corporation and an interested stockholder (as defined). The DGCL definition of "business combination" includes mergers, sales of assets, issuance of voting stock and certain other transactions. An "interested stockholder" is defined to include any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. The DGCL prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless (i) the board of directors approved the business combination before the stockholder became an interested stockholder, or the board of directors approved the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and by certain employee stock plans, or (iii) the board of directors approved the business combination at or after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder. Both IXC and NLD are subject to the provisions of
Section 203 of the DGCL. Neither IXC, IXC Long Distance nor Acquisition Corp. is an interested stockholder of NLD for purposes of Section 203.

SPECIAL MEETINGS

     Under the DGCL, a special meeting of the stockholders may be called by the board of directors or such other person as may be authorized by the certificate of incorporation or bylaws. The IXC Bylaws provide that special meetings of stockholders may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board, or at the request of the holders of shares of a majority of the capital stock of IXC issued and outstanding and entitled to vote. The NLD Bylaws provide that special meetings of the NLD Stockholders may be called by the president, the NLD Board, the holders of not less than one-tenth of all the shares of NLD entitled to vote at the meeting or NLD's legal counsel.

AMENDMENT OR REPEAL OF THE CHARTER AND BYLAWS

     Under the DGCL, a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation. The DGCL also provides that a certificate of incorporation may confer on the board of directors the power to amend the bylaws. Additionally, under the DGCL, a corporation's bylaws may be amended by the stockholders entitled to vote, which power may not be divested or limited where the board also has such power. The IXC Bylaws provide that such bylaws may be amended by the Board of Directors and the IXC Charter confers on the IXC Board the power to amend the IXC Bylaws. The NLD Charter does not confer on the NLD Board the power to amend the NLD Bylaws.

CUMULATIVE VOTING

     Under the DGCL, cumulative voting of stock applies only when so provided in the certificate of incorporation of a corporation. Neither the IXC Charter nor the NLD Charter provides for cumulative voting.

APPRAISAL RIGHTS IN MERGERS

     The DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. The DGCL does not provide for appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the NLD Charter does not) to the holders of shares of a constituent corporation (i) listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or (ii) held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than (A) shares of stock of the resulting or surviving corporation, (B) shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, (C) cash in lieu of fractional shares or (D) any combination of the foregoing. Neither the IXC Charter nor the NLD Charter provides for such rights of appraisal.

DIVIDENDS

     The DGCL permits a corporation to pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no surplus exists, out of its net profits for the fiscal year in which such dividends are declared and/or for its preceding fiscal year, provided, that dividends may not be paid out of net profits if the capital of such corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The IXC Charter provides for the payment of dividends on IXC's preferred stock. In addition, the IXC Charter provides for quarterly dividend payments on its 1997 Convertible Preferred Stock and its Exchangeable Preferred Stock at an annual rate of 7 1/4% and 12 1/2% of the aggregate liquidation preference thereof, respectively, payable in cash (or, on or prior to February 15, 2001 and March 31, 1999, at the option of IXC, in additional shares of Convertible Preferred Stock or Exchangeable Preferred Stock, respectively). The IXC Charter also provides for quarterly dividend payments on its 1998 Convertible Preferred Stock at an annual rate of 6 3/4% of the aggregate liquidation preference thereof payable in cash or, if the documents governing IXC's indebtedness as of the issuance of the 1998 Convertible Preferred Stock prohibit such payment in cash, in shares of IXC Common Stock. No dividends can be paid on the IXC Common Stock until all dividends are paid in full on the Exchangeable Preferred Stock, the 1998 Convertible Preferred Stock and the 1997 Convertible Preferred Stock. At December 31, 1997, the aggregate liquidation preference of the 1997 Convertible Preferred Stock and the Exchangeable Preferred Stock were approximately $105.5 million and $309.0 million, respectively. IXC issued 135,000 shares of 1998 Convertible Preferred Stock on March 30, 1998 with an aggregate liquidation preference of $135 million on such date. IXC issued an additional 20,250 shares of 1998 Convertible Preferred Stock on April 14, 1998 with an aggregate liquidation preference of $20.25 million on such date. IXC has never paid any cash dividends on the IXC Common Stock and does not expect to pay cash dividends on the IXC Common Stock in the foreseeable future. In addition, the Senior Notes Indenture restricts payment of cash dividends until IXC meets certain financial criteria. The IXC Bylaws provide that the IXC Board may declare dividends at any special or regular meeting. IXC has not declared or paid cash dividends on the IXC Common Stock since its initial public offering and does not intend to pay such dividends in the foreseeable future. According to the NLD Bylaws, holders of shares of NLD Common Stock are entitled to receive such dividends as may be declared by the NLD Board whenever, and in such amounts, as the NLD Board deems advisable. NLD has not declared or paid cash dividends on the NLD Common Stock and does not intend to pay dividends prior to the consummation of the Merger.

        UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS FOR

                                  IXC AND NLD

     The following unaudited pro forma combined condensed financial data reflect the combination of the historical consolidated balance sheets and related consolidated statements of operations of IXC with the consolidated balance sheets and statements of operations of NLD, using the pooling of interests method of accounting for a business combination.

     The pro forma combined condensed balance sheet as of December 31, 1997 assumes that the Merger occurred as of that date and reflects the combination of the historical balance sheet of IXC as of December 31, 1997 with the historical balance sheet of NLD as of December 31, 1997.

     As a result of the differing year ends of IXC and NLD, results of operations for different year ends have been combined. IXC's results of operations for years ended December 31, 1997, 1996 and 1995 have been combined with NLD's results of operations for the twelve month period ended December 31, 1997, and results of operations for the years ended March 31, 1997 and 1996, respectively. Accordingly, NLD's operating results for the periods January 1, 1997 through March 31, 1997 are included in the Pro Forma Financial Statements for both of the years ended December 31, 1997 and 1996. Revenue, net loss and basic net loss per share of NLD was $22.6 million, $2.7 million and $.29, respectively, for the period January 1, 1997 through March 31, 1997. The unaudited pro forma combined statements of operations reflect the assumption that the Merger occurred at the beginning of each of the periods presented.

     NLD consummated several acquisitions during the periods presented. Accordingly, included elsewhere herein are separate pro forma combined statements of operations of NLD which reflect those acquisitions.

     The following unaudited pro forma combined condensed financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and notes thereto of IXC and the historical consolidated and pro forma combined financial statements of NLD, incorporated by reference or presented in this Proxy Statement/Prospectus. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred had the Merger been consummated on the dates indicated in the preceding paragraphs, nor is it necessarily indicative of future operating results or financial position of the combined companies.

       UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR

                                  IXC AND NLD

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     IXC                                PRO FORMA
                                                  HISTORICAL     NLD*     ADJUSTMENTS   COMBINED
                                                  ----------   --------   -----------   ---------
Net operating revenues:
  Private Line..................................  $ 162,398    $     --    $     --     $ 162,398
  Switched Long Distance........................    258,312     108,117          --       366,429
                                                  ---------    --------    --------     ---------
                                                    420,710     108,117          --       528,827
Operating Expenses:
  Cost of Services..............................    325,127      68,008          --       393,135
  Operations and administration.................     80,070      38,341          --       118,411
  Depreciation and amortization.................     60,748      11,062          --        71,810
                                                  ---------    --------    --------     ---------
                                                    465,945     117,411          --       583,356
                                                  ---------    --------    --------     ---------
     Operating loss.............................    (45,235)     (9,294)         --       (54,529)
Interest income (expense), net..................    (23,571)       (707)         --       (24,278)
Other, net......................................       (560)       (315)         --          (875)
Equity in net loss of unconsolidated
  subsidiaries..................................    (23,800)         --          --       (23,800)
                                                  ---------    --------    --------     ---------
Loss before income taxes........................    (93,166)    (10,316)         --      (103,482)
Provision for income taxes......................     (1,389)       (960)         --        (2,349)
                                                  ---------    --------    --------     ---------
Net loss from continuing operations.............  $ (94,555)   $(11,276)   $     --     $(105,831)
                                                  =========    ========    ========     =========
Basic and diluted loss per share before
  extraordinary items...........................  $   (3.75)                            $   (3.65)
                                                  =========                             =========
Weighted average basic and diluted shares.......     30,961                                34,902
                                                  =========                             =========

---------------
* See NLD pro forma combined statement of operations for the twelve months ended December 31, 1997.

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements

       UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR

                                  IXC AND NLD

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    IXC                                    PRO FORMA
                                                 HISTORICAL      NLD*       ADJUSTMENTS    COMBINED
                                                 ----------    ---------    -----------    ---------
Net operating revenues:
  Private Line.................................   $ 99,793     $     --      $     --      $ 99,793
  Switched Long Distance.......................    103,968      103,365            --       207,333
                                                  --------     --------      --------      --------
                                                   203,761      103,365                     307,126
Operating Expenses:
  Cost of Services.............................    143,469       67,306            --       210,775
  Operations and administration................     47,067       32,750            --        79,817
  Depreciation and amortization................     27,241       11,090            --        38,331
                                                  --------     --------      --------      --------
                                                   217,777      111,146            --       328,923
                                                  --------     --------      --------      --------
     Operating loss............................    (14,016)      (7,781)           --       (21,797)
Interest income (expense), net.................    (26,834)        (992)           --       (27,826)
Other, net.....................................       (618)          74            --          (544)
Equity in net loss of unconsolidated
  subsidiaries.................................     (1,961)          --            --        (1,961)
                                                  --------     --------      --------      --------
Loss before income taxes.......................    (43,429)      (8,699)           --       (52,128)
Benefit (provision) for income taxes...........      5,981         (196)           --         5,785
                                                  --------     --------      --------      --------
Net loss from continuing operations............   $(37,448)    $ (8,895)     $     --      $(46,343)
                                                  ========     ========      ========      ========
Basic and diluted loss per share before
  extraordinary items..........................   $  (1.42)                                $  (1.53)
                                                  ========                                 ========
Weighted average basic and diluted shares......     27,525                                   31,376
                                                  ========                                 ========

---------------
* See NLD pro forma combined statement of operations for year ended March 31, 1997.

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements

       UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS FOR

                                  IXC AND NLD
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          IXC                                 PRO FORMA
                                                       HISTORICAL     NLD*      ADJUSTMENTS   COMBINED
                                                       ----------   ---------   -----------   ---------
Net operating revenues:
  Private Line.......................................   $ 89,563     $    --     $     --     $ 89,563
  Switched Long Distance.............................      1,438      88,158           --       89,596
                                                        --------     -------     --------     --------
                                                          91,001      88,158           --      179,159
Operating Expenses:
  Cost of Services...................................     39,852      61,635           --      101,487
  Operations and administration......................     32,282      28,628           --       60,910
  Depreciation and amortization......................     17,438       4,397           --       21,835
                                                        --------     -------     --------     --------
                                                          89,572      94,660           --      184,232
                                                        --------     -------     --------     --------
     Operating income (loss).........................      1,429      (6,502)          --       (5,073)
Interest income (expense), net.......................    (11,577)     (1,177)          --      (12,754)
Other, net...........................................      5,218          29           --        5,247
Equity in net income of unconsolidated
  subsidiaries.......................................         19          --           --           19
                                                        --------     -------     --------     --------
Loss before income taxes, and extraordinary loss.....     (4,911)     (7,650)          --      (12,561)
Benefit (provision) for income taxes.................      1,693        (565)          --        1,128
                                                        --------     -------     --------     --------
Net loss from continuing operations..................     (3,218)     (8,215)          --      (11,433)
                                                        ========     =======     ========     ========
Basic and diluted loss per share before extraordinary
  loss...............................................   $  (0.21)                             $  (0.48)
                                                        ========                              ========
Weighted average basic and diluted shares............     24,335                                27,941
                                                        ========                              ========

---------------
* See NLD pro forma combined statement of operations for the year ended March 31, 1996.

  See accompanying Notes to Pro Forma Combined Condensed Financial Statements

            UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET FOR

                                  IXC AND NLD
                               DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                    IXC           NLD                       PRO FORMA
                                                 HISTORICAL    HISTORICAL    ADJUSTMENTS    COMBINED
                                                 ----------    ----------    -----------    ---------
Current assets:
  Cash and cash equivalents....................   $152,720      $ 1,087        $   --       $153,807
  Accounts receivable..........................     93,286       16,593            --        109,879
  Other current assets.........................      3,500        1,453            --          4,953
                                                  --------      -------        ------       --------
     Total current assets......................    249,506       19,133            --        268,639
                                                  --------      -------        ------       --------
Property and equipment, net....................    608,937        4,938            --        613,875
Other assets...................................     58,652       25,839            --         84,491
                                                  --------      -------        ------       --------
     TOTAL ASSETS..............................   $917,095      $49,910        $   --       $967,005
                                                  ========      =======        ======       ========

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Current liabilities............................   $181,677      $18,595        $   --       $200,272
Long-term debt and capital lease obligations...    308,124        1,025            --        309,149
Other non-current liabilities..................     71,881          676            --         72,557
                                                  --------      -------        ------       --------
                                                   561,682       20,296            --        581,978
                                                  --------      -------        ------       --------
7 1/4% Junior Convertible Preferred Stock......    101,239           --            --        101,239
12 1/2% Junior Exchangeable Preferred Stock....    302,129           --            --        302,129
                                                  --------      -------        ------       --------
                                                   403,368           --            --        403,368
                                                  --------      -------        ------       --------
10% Junior Series 3 Preferred Stock............          1           --            --              1
Common Stock...................................        316            1            39            356
Additional paid in capital.....................    106,559       38,666           (39)       145,186
Retained earnings (deficit)....................   (154,831)      (9,053)           --       (163,884)
                                                  --------      -------        ------       --------
                                                   (47,955)      29,614            --        (18,341)
                                                  --------      -------        ------       --------
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY.....................   $917,095      $49,910        $   --       $967,005
                                                  ========      =======        ======       ========

       See accompanying Notes to Pro Forma Combined Financial Statements

    NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS FOR

                                  IXC AND NLD

1.  BASIS OF PRESENTATION

     On December 19, 1997, IXC and NLD entered into an agreement and plan of merger that provides for the merger of IXC with NLD. Under the terms of the merger agreement, each outstanding share of NLD Common Stock will be converted into the right to receive 0.2998 of a share of IXC Common Stock. The business combination is intended to be accounted for using the pooling of interests method of accounting for business combinations.

2.  PRO FORMA ADJUSTMENTS

     a) To give effect to the issuance of 4.0 million shares of IXC Common Stock in exchange for all of the shares of NLD Common Stock outstanding as of December 31, 1997 and to the retirement of the NLD Common Stock, based upon an exchange ratio of 0.2998. The actual number of shares of IXC Common Stock will be determined at the effective time.

     b) There were no transactions between IXC and NLD during the periods presented.

3.  BASIC AND DILUTIVE LOSS PER SHARE

     The pro forma combined basic and diluted earnings per share for the respective periods presented is based on the combined weighted average number of common shares of IXC and NLD. The number of shares of NLD Common Stock is based on the Exchange Ratio or 0.2998 of IXC Common Stock for each issued and outstanding share of NLD Common Stock.

           UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR

                                      NLD

     The accompanying unaudited Pro Forma Combined Statements of Operations for the twelve months ended December 31, 1997 and years ended March 31, 1997 and 1996, illustrate the effect of NLD's acquisition of ETI on May 5, 1997 and the acquisition of substantially all of the customer base of Universal Network Service, Inc. ("UniNet") on May 31, 1996, in each case, as if such acquisition had occurred at the beginning of the applicable period. Both acquisitions were accounted for as a purchase.

     These Unaudited Pro Forma Combined Statements of Operations should be read in conjunction with the historical statements of NLD, ETI and UniNet.

     These Unaudited Pro Forma Combined Statements of Operations are presented in connection with the IXC and NLD pro forma presentation included elsewhere in this Proxy Statement/Prospectus. In connection therewith, certain financial statement items have been reclassified from NLD's historical financial statement presentation to conform to IXC's method of presentation including classification of NLD's, ETI's and UniNet's historical provision for losses on accounts receivable as a reduction in net operating revenue and classification of NLD's historical provision to reduce carrying value of certain assets as depreciation and amortization.

     These Pro Forma Combined Statements of Operations are presented for comparative purposes only and are not intended to be indicative of actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

            UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR

                                   NLD(1)(2)

                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 NLD              ETI          PRO FORMA        NLD
                                            HISTORICAL(3)    HISTORICAL(4)    ADJUSTMENTS     ADJUSTED
                                            -------------    -------------    -----------     --------
Net operating revenues:
  Switched long distance..................    $ 98,286          $ 9,831          $  --        $108,117
Operating expenses:
  Cost of services........................      63,234            4,774             --          68,008
  Operations and administration...........      32,278            6,063             --          38,341
  Depreciation and amortization(8)........      10,230              245            587(5)       11,062
                                              --------          -------          -----        --------
                                               105,742           11,082            587         117,411
                                              --------          -------          -----        --------
Operating loss............................      (7,456)          (1,251)          (587)         (9,294)
Interest expense, net.....................        (447)            (155)          (105)(6)        (707)
Other, net................................         (81)            (234)            --            (315)
                                              --------          -------          -----        --------
Loss before income taxes..................      (7,984)          (1,640)          (692)        (10,316)
Benefit (provision) for income taxes......        (801)            (195)            36(7)         (960)
                                              --------          -------          -----        --------
Net loss..................................    $ (8,785)         $(1,835)         $(656)       $(11,276)
                                              ========          =======          =====        ========
Number of shares issued and
  outstanding(9):
  Basic...................................      11,884                                          13,146
                                              ========                                        ========
  Diluted.................................      11,884                                          13,146
                                              ========                                        ========
Loss per share:
  Basic...................................    $  (0.74)                                       $  (0.86)
                                              ========                                        ========
  Diluted.................................    $  (0.74)                                       $  (0.86)
                                              ========                                        ========

See accompanying Notes to Unaudited Pro Forma Combined Statements of Operations.

            UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR

                                   NLD(1)(2)

                       FOR THE YEAR ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       ETI
                                                                                       NLD/       HISTORICAL --
                                                                                      UNINET     11 MONTHS ENDED
                                         NLD             UNINET        PRO FORMA     PRO FORMA      MARCH 31,       PRO FORMA
                                    HISTORICAL(10)   HISTORICAL(11)   ADJUSTMENTS    COMBINED       1997(13)       ADJUSTMENTS
                                    --------------   --------------   -----------    ---------   ---------------   -----------
Net operating revenues:
  Switched long distance..........     $82,755           $2,326          $(776)(12)   $84,305        $19,060         $    --
Operating expenses:
  Cost of services................      55,961            1,775           (592)(12)    57,144         10,162              --
  Operations and administration...      24,036              827             --         24,863          7,887              --
  Depreciation and
    amortization(8)...............       8,684              149           (149)(12)     8,775            630           1,685(5)
                                                                            91(5)
                                       -------           ------          -----        -------        -------         -------
                                        88,681            2,751           (650)        90,782         18,679           1,685
                                       -------           ------          -----        -------        -------         -------
Operating income (loss)...........      (5,926)            (425)          (126)        (6,477)           381          (1,685)
Interest income (expenses), net...        (560)              76            (76)(11)      (615)           (77)           (300)(6)
                                                                           (55)(6)
Other, net........................        (200)              --             --           (200)           274              --
                                       -------           ------          -----        -------        -------         -------
Income (loss) before income
  taxes...........................      (6,686)            (349)          (257)        (7,292)           578          (1,985)
Benefit (provision) for income
  taxes...........................        (101)              --             --           (101)          (197)            102(7)
                                       -------           ------          -----        -------        -------         -------
Net income (loss).................     $(6,787)          $ (349)         $(257)       $(7,393)       $   381         $(1,883)
                                       =======           ======          =====        =======        =======         =======
Number of shares issued and
  outstanding(9):
  Basic...........................       9,179                                          9,211
                                       =======                                        =======
  Diluted.........................       9,179                                          9,211
                                       =======                                        =======
Loss per share:
  Basic...........................     $ (0.74)                                       $ (0.80)
                                       =======                                        =======
  Diluted.........................     $ (0.74)                                       $ (0.80)
                                       =======                                        =======


                                    NLD ADJUSTED
                                    ------------
Net operating revenues:
  Switched long distance..........    $103,365
Operating expenses:
  Cost of services................      67,306
  Operations and administration...      32,750
  Depreciation and
    amortization(8)...............      11,090

                                      --------
                                       111,146
                                      --------
Operating income (loss)...........      (7,781)
Interest income (expenses), net...        (992)

Other, net........................          74
                                      --------
Income (loss) before income
  taxes...........................      (8,699)
Benefit (provision) for income
  taxes...........................        (196)
                                      --------
Net income (loss).................    $ (8,895)
                                      ========
Number of shares issued and
  outstanding(9):
  Basic...........................      12,844
                                      ========
  Diluted.........................      12,844
                                      ========
Loss per share:
  Basic...........................    $  (0.69)
                                      ========
  Diluted.........................    $  (0.69)
                                      ========

See accompanying Notes to Unaudited Pro Forma Combined Statements of Operations.

            UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR

                                   NLD(1)(2)

                       FOR THE YEAR ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           NLD/
                                                                          UNINET
                            NLD             UNINET        PRO FORMA      PRO FORMA        ETI          PRO FORMA       NLD
                       HISTORICAL(10)   HISTORICAL(15)   ADJUSTMENTS     COMBINED    HISTORICAL(16)   ADJUSTMENTS    ADJUSTED
                       --------------   --------------   -----------     ---------   --------------   -----------    --------
Net operating
  revenues:
  Switched long
    distance.........     $66,377          $ 8,818         $(2,939)(12)   $72,256       $15,902         $    --      $88,158
Operating expenses:
  Cost of services...      45,970           10,889          (3,629)(12)    53,230         8,405              --       61,635
  Operations and
    administration...      16,732            5,056              --         21,788         6,840              --       28,628
  Depreciation and
    amortization.....       1,725              815            (815)(12)     2,089           623           1,685(5)     4,397
                                                               364(5)
                          -------          -------         -------        -------       -------         -------      -------
                           64,427           16,760          (4,080)        77,107        15,868           1,685       94,660
                          -------          -------         -------        -------       -------         -------      -------
Operating income
  (loss).............       1,950           (7,942)          1,141         (4,851)           34          (1,685)      (6,502)
Interest expense,
  net................        (306)            (451)            451(12)       (651)         (226)           (300)(6)   (1,177)
                                                              (345)(6)
Other, net...........        (200)            (305)            305(12)       (200)          229              --           29
                          -------          -------         -------        -------       -------         -------      -------
Income (loss) before
  income taxes.......       1,444           (8,698)          1,552         (5,702)           37          (1,985)      (7,650)
Benefit (provision)
  for income taxes...        (660)             (20)             20(7)        (660)           (7)            102(7)      (565)
                          -------          -------         -------        -------       -------         -------      -------
Net income (loss)....         784           (8,718)          1,572         (6,362)           30          (1,883)      (8,215)
Pro forma tax
  provision(14)......        (126)              --              --           (126)           --              --         (126)
                          -------          -------         -------        -------       -------         -------      -------
Pro forma net income
  (loss).............     $   658          $(8,718)        $ 1,572        $(6,488)      $    30         $(1,883)     $(8,341)
                          =======          =======         =======        =======       =======         =======      =======
Number of shares
  issued and
  outstanding(9):
  Basic..............       8,068                                           8,394                                     12,027
                          =======                                         =======                                    =======
  Diluted............       8,199                                           8,394                                     12,027
                          =======                                         =======                                    =======
Earnings (loss) per
  share :
  Basic..............     $  0.10                                         $ (0.76)                                   $ (0.68)
                          =======                                         =======                                    =======
  Diluted............     $  0.10                                         $ (0.76)                                   $ (0.68)
                          =======                                         =======                                    =======
Pro forma earnings
  (loss) per
  share(14):
  Basic..............     $  0.08                                         $ (0.77)                                   $ (0.69)
                          =======                                         =======                                    =======
  Diluted............     $  0.08                                         $ (0.77)                                   $ (0.69)
                          =======                                         =======                                    =======

See accompanying Notes to Unaudited Pro Forma Combined Statements of Operations

       NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR

                                      NLD

NOTE 1

     On May 5, 1997, NLD acquired ETI in a transaction accounted for as a purchase. Results of operations of ETI for the period from January 1, 1997 through May 5, 1997 are included in the Pro Forma Combined Statement of Operations for the twelve months ended December 31, 1997. Results for ETI after May 5, 1997 are included in NLD's historical results of operations.

     On May 31, 1996, NLD acquired substantially all of the customer base of UniNet in a transaction accounted for as a purchase. Results of operations of UniNet for the period from prior to May 31, 1996 are included in the applicable Pro Forma Combined Statements of Operations. Results for UniNet after May 31, 1996 are included in NLD's historical results of operations.

     These Pro Forma Combined Statements of Operations should be read in conjunction with the historical financial statements of NTI, ETI and UniNet.

     These Pro Forma Combined Statements of Operations are presented for comparative purposes only and are not intended to be indicative of actual results had the transaction occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

NOTE 2

     The adjustments to the unaudited Pro Forma Combined Statements of Operations do not give effect to direct transaction costs or any resulting restructuring costs associated with the consummation of the ETI acquisition nor do these statements give effect to any potential cost savings and synergies that could result from the ETI acquisition. The unaudited Pro Forma Combined Statements of Operations are not necessarily indicative of the operating results or financial position that would have occurred had the ETI acquisition been consummated at the earliest date presented or necessarily indicative of future operating results or financial position.

NOTE 3

     This column represents the historical results of operations for NLD for the twelve-month period ended December 31, 1997. NLD utilizes a March 31 fiscal year end. However, for purposes of the Pro Forma Combined Statements of Operations, NLD has presented information for the twelve months ended December 31, 1997. Accordingly, NLD's operating results for the period January 1, 1997 through March 31, 1997 are included in the Pro Forma Statements for the twelve months ended December 31, 1997 and the fiscal year ended March 31, 1997. Revenue, net loss, basic net loss per share and diluted net loss per share of NLD was $22.6 million, $2.7 million, $0.29 and $0.29, respectively, for the period January 1, 1997 through March 31, 1997.

NOTE 4

     This column represents the historical results of operations of ETI from January 1, 1997 through the date of acquisition, May 5, 1997.

NOTE 5

     This adjustment represents amortization of the incremental excess of cost over net tangible assets acquired which is amortized using the straight-line method over 6 to 20 years, respectively, for the excess allocated to customer base acquisition costs and goodwill.

NOTE 6

     This adjustment represents the interest expense on the borrowings from NLD's credit facility to pay the cash portion of the purchase price for the applicable acquisitions. NLD's incremental borrowing rate on the credit facility is prime plus 0.75%. For purposes of the Pro Forma Combined Statements of Operations, NLD is assuming an annual rate of 9.0%.

       NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR

                                      NLD

NOTE 7

     This adjustment represents the tax effect of the pro forma adjustments using a 34% tax rate. The ETI acquisition was a tax-free exchange, as a result, amortization of related intangibles is not deductible for tax purposes.

NOTE 8

     This pro forma presentation of depreciation and amortization includes historical provisions to reduce carrying value of certain assets of NLD of $6.3 million for the twelve months ended December 31, 1997 and $6.3 million for the twelve months ended March 31, 1997.

NOTE 9

     The pro forma share data are based on NLD's historical weighted average shares outstanding as calculated for basic and diluted earnings per share with pro forma amounts being adjusted to reflect the issuance of approximately 195,000 restricted common shares in connection with the UniNet acquisition and 3,633,000 restricted common shares in connection with the ETI acquisition. Pro forma share data excludes approximately 49,000 common shares issued in connection with the UniNet acquisition because these shares are held in escrow pending certain performance factors.

NOTE 10

     This column represents the historical results of operations of NLD for the year ended March 31 which results include the effect of the pooling-of-interest with NTI discussed in the historical financial statements of NLD.

NOTE 11

     This column represents the historical results of operations of UniNet from April 1, 1996 through the date of acquisition, May 31, 1996.

NOTE 12

     This adjustment represents the elimination of UniNet's revenues and expenses for that portion of UniNet's business not acquired by NLD. NLD purchased a portion of UniNet's customer base, which accounted for approximately 67% of UniNet's monthly revenues and transmission costs at the date of acquisition. For purposes of the Pro Forma Combined Statements of Operations for the years ended March 31, 1997 and 1996, NLD has assumed that certain selling, general and administrative costs are directly attributable to the customer base and, as such, are reflected as acquired by NLD.

NOTE 13

     This column represents the historical results of operations of ETI for the eleven-month period ended March 31, 1997. ETI utilized an April 30 fiscal year end prior to its acquisition by NLD. Upon consummation of the ETI acquisition, ETI conformed its fiscal year end to that of NLD.

NOTE 14

     On June 30, 1996, NLD merged with Long Distance Telecom, Inc., d/b/a Blue Ridge Telephone ("Blue Ridge"). Prior to the merger, Blue Ridge operated in the form of a partnership. This amount represents the pro forma adjustment to reflect results as if Blue Ridge had been subject to income tax for all periods presented.

       NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS FOR

                                      NLD

NOTE 15

     Prior to its acquisition by NLD, UniNet utilized a December 31 fiscal year end. This column represents the historical results of operations of UniNet for the year ended December 31, 1995.

NOTE 16

     This column represents the historical results of operations of ETI for the year ended April 30, 1996. ETI utilized an April 30 fiscal year end prior to its acquisition by NLD. Upon consummation of the ETI acquisition, ETI conformed its fiscal year end to that of NLD.

               MARKET PRICE AND DIVIDENDS ON NLD COMMON STOCK AND
                        RELATED NLD STOCKHOLDER MATTERS

MARKET INFORMATION

     From February 24, 1994 to October 20, 1997, the NLD Common Stock was traded on the Nasdaq SmallCap Market under the symbol "NTWK." Since October 21, 1997, the NLD Common Stock has been traded on the NNM under the same symbol. The following table sets forth the high and low sales prices per share of NLD Common Stock as reported by the Nasdaq SmallCap Market or the NNM, as the case may be, for NLD's last three fiscal years (NLD's fiscal year ends on March 31).

                                                               HIGH      LOW
                                                              ------    ------
FISCAL YEAR ENDED MARCH 31, 1996
First Quarter...............................................  $ 9.38    $ 7.25
Second Quarter..............................................  $11.25    $ 7.63
Third Quarter...............................................  $11.25    $ 9.13
Fourth Quarter..............................................  $10.00    $ 8.88
FISCAL YEAR ENDED MARCH 31, 1997
First Quarter...............................................  $12.13    $ 9.13
Second Quarter..............................................  $11.63    $10.50
Third Quarter...............................................  $11.38    $ 7.75
Fourth Quarter..............................................  $ 9.00    $ 7.00
FISCAL YEAR ENDED MARCH 31, 1998
First Quarter...............................................  $10.50    $ 7.00
Second Quarter..............................................  $11.75    $ 9.50
Third Quarter...............................................  $10.50    $ 8.13
Fourth Quarter..............................................  $16.50    $ 8.53

     On December 18, 1997, the date immediately prior to the public announcement of the Merger, the closing price for the NLD Common Stock as reported by the NNM was $8.38 per share. On April 14, 1998, the last practicable date prior to this Proxy Statement/Prospectus, the closing price for the NLD Common Stock as reported by the NNM was $14.50 per share.

HOLDERS OF NLD COMMON STOCK

     The number of record owners of NLD Common Stock as of March 31, 1998, was approximately 193. This number does not include stockholders who hold NLD Common Stock in their accounts at broker/dealers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The number and percentage of shares of NLD Common Stock owned beneficially by (a) any person who is known to NLD to be the beneficial owner of more than 5% of the NLD Common Stock, (b) each NLD director, and (c) all NLD directors and officers as a group, as well as the number of shares of IXC Common Stock to be owned beneficially by each such person and group following the Merger pursuant to the terms of the Merger Agreement, is set forth below. Immediately following the Effective Time, no current NLD officer or director will own beneficially more than 5% of the outstanding IXC Common Stock.

                                                       SHARES OF NLD                  SHARES OF IXC
                        NAME                           COMMON STOCK     PERCENTAGE    COMMON STOCK
                        ----                           -------------    ----------    -------------
Timothy A. Barton, Director(1).......................      505,556          3.5%          151,566
John D. Crawford, Director(2)........................    3,065,768         22.9%          919,117
O.A. Friend(3).......................................    1,555,239         11.6%          466,260
Thomas G. Keefe, Director(4)(5)......................      134,524          0.9%           40,330
John V. Leaf, Director(6)............................    1,555,239         11.6%          466,260
Leon L. Nowalsky, Director(7)........................      254,568          1.8%           76,319
Russell J. Page, Director(8).........................      225,000          1.6%           67,455
Timothy J. Sledz, Director(9)........................      372,751          2.6%          111,751
Albert A. Woodward, Director(10).....................       10,700           --             3,208
All Directors and Officers, as a Group(11)...........    6,609,662         46.0%        1,981,577

---------------
 (1) Includes 50,000 shares of NLD Common Stock under a presently exercisable option which, if not exercised prior to the Effective Time, will become an option to purchase 14,990 shares of IXC Common Stock.

 (2) Includes 459,000 shares of NLD Common Stock held by three trusts of which Mr. Crawford is either the trustee or beneficiary.

 (3) Held by Mr. Friend as the sole trustee of the 1993 Friend Family Revocable Trust.

 (4) Includes 30,000 shares of NLD Common Stock under a presently exercisable option which, if not exercised prior to the Effective Time, will become an option to purchase 8,994 shares of IXC Common Stock.

 (5) Held by Mr. Keefe as the sole trustee of the Thomas G. Keefe Revocable Trust dated October 1, 1997.

 (6) Owned by Leaf Family Partners Ltd., of which Mr. Leaf is the General
     Partner.

 (7) Includes 225,000 shares of NLD Common Stock under a presently exercisable option which, if not exercised prior to the Effective Time, will become an option to purchase 67,455 shares of IXC Common Stock.

 (8) Includes 225,000 shares of NLD Common Stock under a presently exercisable option which, if not exercised prior to the Effective Time, will become an option to purchase 67,455 shares of IXC Common Stock.

 (9) Includes (a) 230,641 shares of NLD Common Stock owned by ValueTel, Inc., of which Mr. Sledz is an officer and director, and (b) 16,500 shares of NLD Common Stock held in escrow pursuant to the 1995 transaction between ValueTel, Inc. and NLD.

(10) Includes 10,000 shares of NLD Common Stock under a presently exercisable option which, if not exercised prior to the Effective Time, will become an option to purchase 2,998 shares of IXC Common Stock.

(11) Includes 570,000 shares of NLD Common Stock under presently exercisable options which, if not exercised prior to this Effective Time, will become options to purchase 170,886 shares of IXC Common Stock.

DIVIDENDS

     NLD Stockholders are entitled to receive such dividends as may be declared by the NLD Board. No dividends have been paid with respect to NLD Common Stock, and no dividends are anticipated to be paid in the foreseeable future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               NLD'S FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following discussion and analysis relates to NLD's financial condition and results of operations of NLD for the three years ended March 31, 1997 and the nine months ended December 31, 1997 after giving effect to NLD's May 1997 merger with NTI, which was accounted for as a pooling-of-interests. This information should be read in conjunction with NLD's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this document.

     Certain statements set forth in this Management's Discussion and Analysis of NLD's Financial Condition and Results of Operations are not historical facts, but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future events or the future financial performance of NLD and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of NLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: general economic and business conditions; industry capacity; uncertainty regarding and changes in customer preferences; demographic changes; competition; changes in methods of marketing and technology; changes in political, social and economic conditions and regulatory factors; and various other factors beyond NLD's control. NLD undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following discussion should be read in conjunction with NLD's Consolidated Financial Statements and the related notes thereto, included elsewhere herein.

GENERAL

     NLD's predecessor corporations commenced operations in 1979, and since its initial public offering in 1994, NLD has expanded substantially as a result of its continuing dual focus on internal sales growth and the addition of calling volume through mergers and acquisitions.

     NLD has completed a number of transactions in the past several years under its active mergers and acquisitions program. On May 12, 1997, NLD merged with NTI, and in connection therewith issued 3,274,188 shares of NLD Common Stock in exchange for all of NTI's outstanding common stock. Of the shares issued, 155,524 shares are currently held in escrow pending the resolution of purchase price contingencies. On November 15, 1996, NLD merged with United Wats, Inc. ("UWI") and in connection therewith issued 2,277,780 shares of NLD Common Stock in exchange for all of UWI's outstanding common stock. On June 30, 1996, NLD merged with Blue Ridge and in connection therewith issued 337,079 shares of NLD Common Stock for all of Blue Ridge's outstanding common stock.

     Each of these mergers was accounted for as a pooling-of-interests and, accordingly, NLD's financial statements for the periods prior to the mergers have been restated to include the results of NTI, UWI and Blue Ridge for all periods presented. Separate and combined results of operations are as follows:

                                                                   YEAR ENDED MARCH 31,
                                                          ---------------------------------------
                                                             1997          1996          1995
                                                          -----------   -----------   -----------
Revenues:
  NLD...................................................  $49,249,000   $30,810,000   $24,217,000
  Blue Ridge (through June 30, 1996)....................      994,000     3,463,000     2,790,000
  UWI (through September 30, 1996)......................    9,448,000    10,810,000     2,368,000
  NTI...................................................   26,315,000    22,501,000    18,944,000
                                                          -----------   -----------   -----------
     Combined...........................................  $86,006,000   $67,584,000   $48,319,000
                                                          ===========   ===========   ===========

                                                                   YEAR ENDED MARCH 31,
                                                          ---------------------------------------
                                                             1997          1996          1995
                                                          -----------   -----------   -----------
Income (loss) before income taxes:
  NLD...................................................  $(9,011,000)  $  (442,000)  $   609,000
  Blue Ridge (through June 30, 1996)....................       45,000       313,000        62,000
  UWI (through September 30, 1996)......................      414,000       727,000       463,000
  NTI...................................................    1,864,000       847,000     1,427,000
                                                          -----------   -----------   -----------
     Combined...........................................  $(6,688,000)  $ 1,445,000   $ 2,561,000
                                                          ===========   ===========   ===========

     In May 1996, NLD purchased substantially all of the customer base of UniNet, a provider of long distance telecommunication services, in a transaction accounted for as a purchase. The results of operations attributable to the UniNet customer base acquired are included in NLD's results of operations from the date of acquisition. As consideration for the purchase, NLD issued 243,758 shares of NLD Common Stock with an assigned value of approximately $1,862,000 and paid approximately $3,650,000 cash. NLD acquired the outstanding accounts receivable related to the customer base at an assigned value of approximately $776,000. Intangible assets acquired were allocated to customer base acquisition cost at approximately $2,115,000 and goodwill was valued at approximately $2,772,000. NLD originally amortized customer base acquisition cost over 7.5 years and goodwill over 30 years, using the straight-line method and based primarily on expected customer attrition rates, estimated net cash flows, and industry practices. Of the 243,758 shares of the NLD Common Stock issued, 48,752 shares are currently held in escrow pending the resolution of purchase price contingencies. In March 1998, the purchase price contingencies remained unresolved, and as a result, the escrowed shares have not been considered as part of the purchase price.

     In October 1995, NLD acquired substantially all of the assets of ValueTel, Inc. ("ValueTel"), a long distance reseller whose customer base was located primarily in Illinois, in a transaction accounted for as a purchase. The results of operations attributable to the ValueTel assets are included in NLD's results of operations for the year ended March 31, 1996 from the date of acquisition. As consideration for the purchase, NLD issued 890,915 shares of NLD Common Stock with an assigned value of approximately $5,955,000, assumed liabilities of ValueTel of approximately $696,000, and forgave a ValueTel payable to NLD of approximately $608,000. NLD acquired substantially all of ValueTel's accounts receivable at an assigned value of approximately $1,610,000. Intangible assets acquired were allocated to customer base acquisition cost at approximately $3,334,000 and goodwill was valued at approximately $2,315,000. NLD originally amortized customer base acquisition costs over 7.5 years and goodwill over 30 years, using the straight-line method and based primarily on expected customer attrition rates, estimated net cash flows, and industry practices. Of the 890,915 shares of NLD Common Stock issued, 16,500 shares are currently held in escrow pending the resolution of purchase price contingencies. The escrowed shares have not been considered as part of the purchase price. The purchase agreement with ValueTel calls for a re-evaluation of customer attrition rates one year from the acquisition date. As of March 1998, such re-evaluation was in progress, and NLD's management believes that, as a result of the re-evaluation, the escrowed shares will not be released.

     In May 1997, NLD acquired ETI, a provider of long distance telecommunications services, in a transaction accounted for as a purchase. As consideration for the purchase, NLD issued 3,633,272 shares of NLD Common Stock and paid $1,979,603 in cash. At March 31, 1997, ETI had total assets of $7,352,000 and shareholder's equity of $1,083,000. For the eleven month period ended March 31, 1997, ETI had revenues of $20,429,000 and net income of $383,000.

     In addition to the acquisitions referred to above, NLD has completed a series of acquisitions of segments of other long distance providers' customer bases. These acquisitions have been accomplished through the purchase of the customer base and related accounts receivable for cash, shares of NLD Common Stock, the issuance of notes payable, the forgiveness of accounts receivable, or a combination thereof. All of the acquisitions have been accounted for as purchases.

     The table below sets forth information concerning significant customer base acquisitions by NLD:

                                                     PURCHASE PRICE
                                                 ----------------------              ASSETS ACQUIRED
                                                  CASH AND     VALUE OF    ------------------------------------
                              ACQUISITION          NOTES        SHARES      ACCOUNTS     CUSTOMER      OTHER
     ACQUIRED ENTITY              DATE            PAYABLE       ISSUED     RECEIVABLE      BASE     INTANGIBLES
     ---------------       ------------------    ----------    --------    ----------    --------   -----------
Quantum Communications,
  Inc. (Quantum).........        Jan-96          $  814,000    $590,000     $191,000     $827,000    $     --
Network Services, Inc.
  (NSI)..................        May-95             758,000      55,000      259,000      368,000          --
Colorado River
  Communications (CRC)...        Nov-94           1,742,000     232,000      336,000      692,000     870,000

     NLD derives its revenues principally from the number of minutes it bills its customer for services provided. Minutes billed are those minutes during which a call is actually connected (excluding the minutes during which the customer receives a busy signal or waits for the call to be answered). NLD's profitability is dependent upon, among other things, its ability to achieve transmission costs that are less then its revenues.

     NLD's facilities include 100% leased, digital fiber optic transmission facilities. These facilities are utilized primarily by NLD for the provisioning of its own telecommunications network. Facilities are also leased on behalf of NLD's customers to provide private customer connections. NLD leases these facilities at rates less than those it charges to its customers. NLD's primary fiber optic vendors are WorldCom Network Services, Inc. and MCI, but facilities from Bell Atlantic, Bell South, Ameritech, US West, NYNEX and WorldCom ICC, Inc. (formerly MFS) are also integral parts of NLD's network.

     The continued availability of cost-effective digital, fiber optic transmission facilities in NLD's service areas, as well as proper facility utilization planning, are critical to NLD's ability to provide its services on a profitable basis.

     NLD contracts with other underlying telecommunications carriers to originate and terminate calls in areas where NLD does not deploy its own facilities. These services do not carry a fixed monthly cost. NLD pays the carrier, on a per minute basis, for any calls which are transmitted over these facilities. NLD is currently dependent on three primary carriers, Frontier Communications of the West, Inc. WorldCom Network Services, Inc. and Sprint. NLD utilizes other fiber-optic carriers to a lesser extent to supplement communication transport services; however, there can be no assurance that in the future NLD will continue to have access on an ongoing basis to transmission facilities at favorable rates.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated NLD's statement of operations as a percentage of its revenues.

                                                               FOR THE YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                               1997        1996        1995
                                                              ------      ------      ------
Revenues....................................................    100%        100%        100%
Transmission costs..........................................   65.1        68.0        68.5
Selling, general and administrative.........................   26.9        23.8        22.1
Provision for losses on accounts receivable.................    3.8         1.8         0.9
Depreciation and amortization...............................    2.8         2.6         1.7
Provision to reduce carrying value of certain assets........    7.3          --          --
Related party consulting expenses...........................    1.0         1.0         1.2
Operating income (loss).....................................   (6.9)        2.9         5.5
Interest (income) expenses, net.............................    0.7         0.5        0.01
Other (income) expense......................................     --        0.03         0.2
Loss on write down of investment in land....................    0.2         0.3          --
Income (loss) before income taxes...........................   (7.8)        2.1         5.3
Provision (benefit) for income taxes........................    0.1         1.0         1.7
Net income (loss)...........................................   (7.9)%       1.1%        3.6%

YEAR ENDED MARCH 31, 1997 VS YEAR ENDED MARCH 31, 1996

     Revenues for 1997 increased 27.3% to $86,005,615 compared to $67,584,268 for 1996. Of the increase in revenues during 1997, $5,352,000 or 29% were derived from the acquisition of the UniNet customer base in May 1996. In addition, revenues derived from the October 1995 ValueTel acquisition and the January 1996 Quantum customer base acquisition provided approximately $3,347,000 or 18.2% of the increase in revenues during fiscal 1997. These acquisitions were accounted for as purchases; accordingly, the results of operation of these customer bases were included only from the date of acquisition. The remainder of the increase was the result of increased revenues from NLD's direct retail and affinity marketing programs. These increases were partially offset by a reduction in wholesale revenues during 1997 of approximately $4,558,000 as a result of NLD de-emphasizing this area.

     Transmission costs as a percent of revenues decreased to 65.1% of revenues compared to 68.0% of revenues for 1996. This reduction was achieved through a renegotiation of rates charged by certain underlying carriers of NLD during 1997, in addition to the reduction of wholesale revenues during 1997. Wholesale traffic typically carries a lower rate per minute than other types of traffic and therefore results in higher transmission costs as a percent of revenues.

     Selling, general and administrative expenses for 1997 increased to $23,168,758 or 26.9% of revenues as compared to $16,055,517 or 23.8% of revenues for 1996. This increase is related to increases in personnel costs, commissions, taxes, and professional fees related to NLD's merger and acquisition activities.

     Provision for losses on accounts receivable increased to $3,250,549 or 3.8% of revenues for 1997 as compared to $1,270,453 or 1.8% of revenues for 1996. The increase is attributed to greater then expected losses on accounts related to certain customer base acquisitions and the continued process of de-emphasizing its reseller marketing activities.

     Depreciation and amortization expense increased to $2,394,303 or 2.8% of revenues for 1997 compared to $1,724,968 or 2.6% of revenues for 1996. The increase relates to the amortization of the intangibles generated from the acquisition of the UniNet customer base in May 1996. Additionally, 1997 included seven more months of amortization associated with the ValueTel acquisition than in 1996 since ValueTel was acquired in October 1995.

     During the year ended March 31, 1997, NLD incurred a non-cash provision to reduce carrying value of certain assets of approximately $6.3 million related to a write down in the carrying value of certain assets, including goodwill and customer base acquisition costs associated with certain acquisitions. NLD determined during the settlement process called for in certain acquisition agreements that attrition rates for certain customer bases and businesses acquired were significantly greater than originally anticipated. Consequently, NLD determined that future cash flows would be less than that required to realize these assets. NLD reassessed the fair value of these assets by estimating the present value of the future cash flows through updating with historical results the cash flow models utilized to initially allocate the intangibles acquired.

     Net interest expense in 1997 was $560,220 or 0.7% of revenues, as compared to $305,533 or 0.5% of revenues in 1996. In May 1996, NLD entered into a $14,250,000 credit facility with a bank which includes a revolving credit facility and term loan facility (the "1997 Facility"). The proceeds of the term loan of approximately $3,250,000 was used to finance the May 1996 acquisition of UniNet. The revolving credit facility was used for general operating purposes.

     During 1997, NLD took a non-cash charge of $200,000 to write down the carrying value of land it owns. The write down was required to reduce the carrying value of the land to its approximate fair market value. In December 1997, NLD sold this land for an amount that approximated its book value.

     NLD recorded a tax provision of $101,175 on a pre-tax loss of $6,687,704 in 1997. Although NLD generated a consolidated pre-tax loss in 1997, non-deductible items primarily related to certain tax free mergers and acquisitions resulted in the recognition of taxable income.

     For the year ended March 31, 1997, NLD reported a net loss of $6,788,879 or (7.9%) of revenues as compared to net income of $784,181 or 1.1% of revenues for 1996. This resulted in a loss per common share of $(0.74) in 1997 as compared to $0.10 earnings per common share in 1996.

YEAR ENDED MARCH 31, 1996 VS YEAR ENDED MARCH 31, 1995

     Revenues for 1996 increased 39.9% to $67,584,268 as compared to $48,318,537 for 1995. Revenues derived from the acquisition of customer bases during fiscal 1996 (NSI in May 1995, ValueTel in October 1995 and Quantum in January 1996) were approximately $5,552,900 or 28.8% of the increase in revenues during 1996. The remainder of the increase was due to increases in NLD's wholesale and direct retail marketing activities.

     Line costs as a percentage of revenues decreased to 68.0% in 1996 from 68.5% in 1995. Although revenues increased substantially during 1996, line costs as a percentage of revenues remained relatively flat as NLD was not able to negotiate lower rates with its primary carriers until after the close of year end.

     Selling, general and administrative expenses increased to $16,055,517 or 23.8% of revenues in 1996 as compared to $10,701,022 or 22.1% of revenues in 1995. The increase is attributable to NLD's establishment of its mergers and acquisitions program along with increases in staff and facilities to better serve NLD's growing customer base.

     Provision for losses on accounts receivable increased to $1,207,453 or 1.8% of revenues in 1996 as compared to $458,753 or 0.9% of revenues in 1995. The increase in the provision was primarily related to reseller/wholesale accounts receivable. During 1996, certain resellers/wholesale customers of NLD began to experience financial difficulties which impeded their ability to pay NLD on a timely basis. NLD entered into specific payment plans with certain resellers and place others on lock box arrangements. As a result, in 1996, NLD chose to de-emphasize its reseller/wholesale marketing activities and concentrate on direct retail and marketing activities along with its mergers and acquisitions program.

     Deprecation and amortization increased to $1,724,968 or 2.6% of revenues in 1996 as compared to $809,845 or 1.7% of revenues in 1995. The increase is associated to the amortization of the intangibles generated through NLD's customer base acquisitions. During 1996, NLD acquired customer bases from NSI, Value Tel, and Quantum. Additionally, NLD acquired a customer base from CRC in November 1994.

     Net interest expense increased to $305,533 or 0.5% of revenues in 1996 as compared to $5,652 in 1995. The increase relates to additional borrowing under NLD's line of credit to fund its expanded operations. In addition, interest expense in 1995 was offset by interest income generated from the investment of the proceeds generated by the public stock offering completed during February 1994.

     During 1996, Palmview Partnership, a subsidiary of NLD, relinquished title to land it had originally purchased in exchange for cancellation of the outstanding debt of $344,640. The result of this transaction was a loss of $177,409 or 0.3% of revenues during 1996.

     NLD recorded a tax provision of $660,281 on income before income taxes of $1,444,462. The effective tax rate of 45.7% is due to certain permanent items related to mergers and acquisitions.

     Net income decreased to $784,181 or 1.1% of revenues for 1996 as compared to $1,715,200 or 3.5% of revenues for 1995. This resulted in $0.10 earnings per common share in 1996 as compared to $0.22 in earnings per common share in 1995.

LIQUIDITY AND CAPITAL RESOURCES -- FISCAL YEAR ENDED MARCH 31, 1997

     Net cash provided by operating activities was $5,046,338 in 1997 as compared to $509,861 in 1996. This increase is due primarily to increases in depreciation and amortization, provision for losses on accounts receivable, accounts payable and the non cash provision to reduce the carrying value of certain assets.

     Net cash used in investing activities increased to $4,437,777 in 1997 as compared to $993,223 in 1996. The primary use of cash in investing activities during 1997 was for mergers and acquisitions and the purchase of marketable securities.

     Net cash used in financing activities was $643,165 in 1997 as compared to net cash provided by financing activities in 1996 of $1,282,984. This change was due to principal payments on debts exceeding borrowings under NLD's credit facilities.

     In May 1996, NLD entered into the 1997 Facility. Borrowings under the revolving credit portion may not exceed the lesser of $11,000,000 minus any reserves the lender may deem eligible or 75% of eligible receivables. Borrowings under the revolver bear interest at the prime rate plus 0.75%. Borrowings and unpaid interest on the revolving facility are repayable in full at maturity of the facility on June 1, 1999. NLD was allowed to borrow $3,250,000 under the term loan facility. The term loan was repayable in 36 equal monthly installments of $90,278 plus accrued interest. The term loan bore interest at the prime rate plus 3%. Substantially all of the assets of NLD are pledged as collateral under the 1997 Facility. At March 31, 1997, $40,000 and $2,437,000, were outstanding under the revolving and term loan, respectively. Subsequent to March 31, 1997, NLD paid off the remaining balance under the term loan. As of March 31, 1997, NLD was not in compliance with certain financial covenants enumerated in the 1997 Facility. Accordingly, NLD received a waiver with respect to certain of such covenants from its lender as of March 31, 1997. As a result of and in connection with the merger transactions consummated in May 1997, NLD complied with certain of the financial covenants, and has currently negotiated certain amendments to the 1997 Facility to reflect changes in financial position and anticipated changes in business strategies and operating results associated with such transactions. While management believes that NLD will be able to comply with the renegotiated loan agreement, there can be no assurance that NLD will not require additional waivers in the future or, if such waivers are required, that the lender will grant them.

     NTI had a $2,000,000 line of credit with a bank, due on demand, which was scheduled to expire on April 1, 1998. Terms of the agreement limited the amount advanced to the lesser of $2,000,000 or the sum of 80% of NTI's eligible billed accounts receivable, 50% of its unbilled accounts receivable, and 50% of its equipment. Borrowings were secured by NTI's equipment, accounts receivable, and general intangibles. The interest rate on the line of credit was prime plus 0.5%. NLD had no outstanding balances under the line of credit agreement as of March 31, 1997 and 1996. Subsequent to March 31, 1997, NLD terminated the line of credit.

     NTI had a $400,000 letter of credit with a bank which expired June 1, 1997. The interest rate on this letter of credit was prime plus 0.5%. NLD was also required to pay a yearly service fee equal to 2.0% of the face amount of the letter. NLD had no drawings on this letter of credit as of March 31, 1997 and 1996.

NINE MONTHS ENDED DECEMBER 31, 1997 VS. NINE MONTHS ENDED DECEMBER 31, 1996

     General. In May 1997, NLD acquired ETI. To consummate this transaction, NLD issued 3,633,272 shares of NLD Common Stock and paid $1,979,603 in cash in exchange for 100% of ETI's outstanding stock. The transaction was accounted for as a purchase and therefore ETI's results of operations are not included in the three- and nine-month periods ended December 31, 1996. Results for the nine months ended December 31, 1997 include ETI from the date of acquisition.

     On December 19, 1997, NLD signed a definitive agreement to merge with IXC. Upon closing of the Merger (which is expected to occur in the second calendar quarter of 1998), IXC will acquire 100% of NLD's outstanding common stock and NLD will become a wholly owned subsidiary of IXC. Under terms of the Merger Agreement, NLD Stockholders will receive 0.2998 shares of IXC Common Stock for each share of NLD Common Stock. Warrants to purchase NLD Common Stock will be converted into options to purchase shares of IXC Common Stock at the exchange ratio of 0.2998. In addition, upon closing of the Merger NLD plans to change its name to "Eclipse Telecommunications, Inc."

     Results of Operations. Revenues for the nine months ended December 31, 1997 were $78,463,517 compared to $63,430,220 for the same period in 1996, an increase of 23.7%. The increase for the nine month period is attributed to the ETI acquisition, without which there would have been a decrease of approximately 6% in revenues from the year earlier nine month period. Such decrease stemmed primarily from higher than normal attrition rates in customer base acquisitions (see Note 3 to Notes to Consolidated Financial Statements).

     Transmission costs for the nine months ended December 31, 1997 and 1996, were $49,227,012 and $41,953,727 respectively, or, 62.7% of revenues in 1997 and 66.1% in 1996. The reduction in transmission costs as a percent of revenues is associated with increased calling volumes, the consolidation of NLD's facilities, and the renegotiation of certain underlying carrier agreements.

     Selling, general, and administrative expenses for the nine months ended December 31, 1997 were $21,250,354 or 27.1% of revenues. This compared to $16,604,849 or 26.2% of revenues for the nine months ended December 31, 1996. Although revenues have increased, SG&A expenses, as a percentage of revenues, have remained relatively flat due to increases in commissions and personnel costs related to the continued growth of NLD and professional fees related to its ongoing mergers and acquisitions activities.

     For the nine months ended December 31, 1997 and 1996, depreciation and amortization expenses were $3,337,189 and $1,767,799, or 4.3% and 2.8%, respectively. The increase is related to the amortization of the intangible of approximately $25,248,000 created by the merger with ETI in May 1997.

     For the nine months ended December 31, 1997 and 1996, the provision for losses on accounts receivable was $2,354,485 and $2,852,098, or 3.0% and 4.5% of revenues, respectively. During the nine month period ended December 31, 1996 NLD chose to de-emphasize its wholesale operations and revise its policies associated with provision for losses and write-off of accounts receivable which resulted in an additional charge of $1,000,000 (after tax). For the nine month period ended December 31, 1997, the revised policy for provision for losses on accounts receivable resulted in a higher provision for delinquent accounts as a percentage of amounts owed by such accounts, resulting in the 3.0% provision for losses on accounts receivable as a percentage of revenue noted above.

     Merger expenses and related charges for the nine months ended December 31, 1997 were $2,496,445 or 3.2% of revenues. Merger expenses and other related charges for the nine month period ended December 31, 1997 consisted of $676,000 for severance payments to former officers and various other employees of NLD, $355,000 for integration, relocation, and other facilities-related charges, $425,000 related to certain legal and regulatory matters and contingencies and $1,040,000 related to financial advisory, legal, accounting, and other professional services incurred in connection with consummating the ETI and NTI acquisitions.

     During the nine month period ended December 31, 1997 NLD incurred non-cash charges related to a reduction in the carrying value of certain intangible assets. During the quarter ended December 31, 1997, current management noted that the attrition rates of the customer bases acquired under these acquisitions (the revenue of which currently represents less than 10% of total NLD revenue) were substantially higher than the attrition expectations formerly established when the bases were previously analyzed in the quarters ended December 31, 1996 and March 31, 1997. As a result, applying the requirements of "Statement of Financial Accounting Standard No. 121," "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management revised estimates of the recoverability of these intangible assets, resulting in a non-cash charge of $3,732,000. The write-down included $1,137,000 for customer acquisition costs associated with the purchase of selected assets from ValueTel, $431,000 for goodwill and $1,000,000 for customer acquisition costs associated with the purchase of selected assets from UniNet, and the remaining amount for customer acquisition costs associated with the purchase of ten other customer bases. The fair values of these assets were determined by estimating the present value of future cash flows to be generated by these assets.

     Due to the impairment of various intangibles, NLD analyzed the lives of its intangibles in accordance with SFAS 121. Consequently, NLD has established new periods for amortizing certain customer base intangible assets that it believes to be reasonable estimates of the remaining lives of these customer base intangibles assets. The revised remaining useful lives assigned by NLD are 3 years for acquired customer bases.

     Non-recurring stock compensation expense related to the NTI merger was $1,100,000 or 1.4% of revenues for the nine month period ended December 31, 1997. This was a non-cash charge related to the exercise of stock options by an officer of NTI.

     For the nine month period ended December 31, 1997, NLD incurred a net loss of $(6,109,948) compared to a net loss of $(4,113,944) for the same period in 1996. The increase in the net loss for the nine month period ended December 31, 1997, as compared to the same period in 1996, is due to the merger expenses and other related charges and the stock compensation expense.

LIQUIDITY AND CAPITAL RESOURCES -- NINE MONTH ENDED DECEMBER 31, 1997

     For the nine months ended December 31, 1997, NLD's cash flow provided by operating activities was $4,226,499 compared to cash flow provided by operating activities of $3,423,848 for the nine months ended December 31, 1996. For the nine months ended December 31, 1997, NLD's cash used in investing activities was $2,887,728, compared to $3,465,557 used in investing activities for the nine months ended December 31, 1996. The primary use of cash in investing activities during both the nine months ended December 31, 1997 and 1996, was related to NLD's acquisition program. During the nine months ended December 31, 1997, NLD merged with ETI and NTI and during the nine months ended December 31, 1996, NLD acquired a customer base from UniNet. Net cash used in financing activities during the nine months ended December 31, 1997 was $2,213,920 compared to net cash provided by financing activities during the same period of 1996 of $799,837. During the nine months ended December 31, 1997, NLD paid off the remaining balance owed under a term loan entered into during May of 1996.

     As noted above, in May 1996, NLD entered into the 1997 Facility, under which substantially all of NLD's assets are pledged. NLD was allowed to borrow $3,250,000 under the term loan facility. The term loan was repayable in 36 equal monthly installments of $90,278 plus accrued interest. The term loan bore interest at the prime rate plus 3%. During the nine months ended December 31, 1997, NLD repaid the remaining balance due under the term loan.

     Management believes that cash from operations and funds available under the 1997 Facility will be sufficient to meet NLD's liquidity and capital needs, assuming no cash is needed for acquisitions, for the foreseeable future.

YEAR 2000 COMPLIANCE

     NLD is currently in the process of evaluating its information technology infrastructure for the Year 2000 compliance. NLD does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. NLD does not anticipate any material disruption in its operations as a result of any failure by NLD to be in compliance. NLD does not currently have any information concerning the Year 2000 compliance status of its suppliers and customers. In the event that any of NLD's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, NLD's business or operations could be adversely affected.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of IXC Common Stock being offered hereby will be passed upon for IXC by Riordan & McKinzie, Los Angeles, California. Carl W. McKinzie, a director and stockholder of IXC is a stockholder of Riordan & McKinzie. IXC has granted an option covering shares of IXC Common Stock to another stockholder of Riordan & McKinzie. Also, certain attorneys of Riordan & McKinzie beneficially own additional shares of IXC.

                                    EXPERTS

     The consolidated financial statements of IXC Communications, Inc. appearing in IXC Communications, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein, which, as to the year 1997, is based in part on the report of Arthur Andersen LLP, independent auditors. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements and schedules of NLD included, and incorporated by reference, in this Proxy Statement/Prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants. In those reports, that firm states that with respect to certain acquired entities its opinion is based on the reports of other independent public accountants, namely Deloitte & Touche LLP, Mayer Hoffman McCann L.C., and Yount, Hyde & Barbour, P.C. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of National Teleservice, Inc. incorporated in this Proxy Statement/Prospectus by reference from NLD's Form 8-K/A filed with the Commission on June 26, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Eastern Telecom International Corporation as of March 31, 1997 and April 30, 1996, and for the eleven month period ended March 31, 1997 and each of the years in the two year period ended April 30, 1996 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                          FUTURE STOCKHOLDER PROPOSALS

     Proposals of NLD Stockholders intended to be presented at NLD's 1998 annual meeting of stockholders must be received by NLD's Secretary at NLD's principal executive offices on or before May 3, 1998, for consideration for inclusion in the proxy statement and form of proxy relating to such meeting. However, if the Merger is consummated, NLD Stockholders will become stockholders of IXC at the Effective Time and NLD will not hold a 1998 annual stockholder meeting. Proposals of stockholders of IXC intended to be presented at IXC's 1999 annual meeting of stockholders must be received by IXC's Secretary at IXC's principal executive offices on or before December 18, 1998, for consideration for inclusion in the proxy statement and form of proxy relating to such meeting.

                          NETWORK LONG DISTANCE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NETWORK LONG
  DISTANCE, INC.
     Report of Independent Public Accountants...............   F-2
     Independent Auditors' Report...........................   F-3
     Independent Auditors' Report...........................   F-4
     Independent Auditor's Report...........................   F-5
     Consolidated Balance Sheets as of March 31, 1997 and
      1996..................................................   F-6
     Consolidated Statements of Operations for the years
      ended March 31, 1997, 1996 and 1995...................   F-7
     Consolidated Statements of Stockholders' Equity for the
      years ended March 31, 1997, 1996 and 1995.............   F-8
     Consolidated Statements of Cash Flows for the years
      ended March 31, 1997, 1996 and 1995...................   F-9
     Notes to Consolidated Financial Statements.............  F-10
UNAUDITED INTERIM FINANCIAL STATEMENTS OF NETWORK LONG
  DISTANCE, INC.
     Unaudited Consolidated Balance Sheet as of December 31,
      1997..................................................  F-30
     Unaudited Consolidated Statements of Operations for the
      nine months ended December 31, 1997 and 1996..........  F-31
     Unaudited Consolidated Statements of Cash Flows for the
      nine months ended December 31, 1997 and 1996..........  F-32
     Notes to Unaudited Consolidated Financial Statements...  F-33

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Network Long Distance, Inc.:

     We have audited the accompanying consolidated balance sheets of Network Long Distance, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Long Distance Telecom, Inc. included in the consolidated financial statements of Network Long Distance, Inc. which statements constitute total assets of 3.7% as of March 31, 1996 and total revenues of 5.1% and 5.8% for the years ended March 31, 1996 and 1995, respectively, of the related consolidated totals. We did not audit the financial statements of United Wats, Inc., included in the consolidated financial statements of Network Long Distance, Inc. which statements constitute total assets of 8.2% as of March 31, 1996 and total revenues of 15.4% and 4.9% for the years ended March 31, 1996 and 1995, respectively, of the related consolidated totals. We did not audit the financial statements of National Teleservice, Incorporated, which statements constitute total assets of 28.1% and 20.4% as of March 31, 1997 and 1996, respectively, and total revenues of 30.6%, 33.3% and 39.2% for the years ended March 31, 1997, 1996 and 1995, respectively, of the consolidated totals. The financial statements of Long Distance Telecom, Inc., United Wats, Inc. and National Teleservice, Incorporated were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included for Long Distance Telecom, Inc., United Wats, Inc., and National Teleservice, Incorporated, is based solely upon the reports of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based upon our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Network Long Distance, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 1997, in conformity with generally accepted accounting principles.

/s/  ARTHUR ANDERSEN LLP

Jackson, Mississippi
January 21, 1998

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
National TeleService, Incorporated
Winona, Minnesota

     We have audited the accompanying consolidated balance sheets of National TeleService, Inc. (the Company) as of March 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1997, not separately presented herein. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National TeleService, Inc. at March 31, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

/s/  DELOITTE & TOUCHE LLP

July 28, 1997
Minneapolis, Minnesota

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors

UNITED WATS, INC.

     We have audited the balance sheet of United Wats, Inc. as of December 31, 1995, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Wats, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/  MAYER HOFFMAN MCCANN L.C.

Kansas City, Missouri
March 11, 1996

                          INDEPENDENT AUDITOR'S REPORT

To the General Partner
Telecommunications Ventures Limited Partnership No. 1
T/A Blue Ridge Telephone
Culpeper, VA 22701

     We have audited the balance sheet of Telecommunications Ventures Limited Partnership No. 1, T/A Blue Ridge Telephone, as of December 31, 1995 and the related statements of operations, partners' equity (deficit) and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telecommunications Ventures Limited Partnership No. 1, T/A Blue Ridge Telephone, as of December 31, 1995 and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/  YOUNT, HYDE & BARBOUR, P.C.

Culpeper, Virginia
May 10, 1996

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      MARCH 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Current assets:
  Cash and cash equivalents.................................  $ 1,962,216    $ 1,460,232
  Accounts receivable, net of allowance for doubtful
     accounts of $2,377,000 and $1,098,000 at March 31, 1997
     and 1996, respectively.................................   11,714,585     12,266,356
  Other receivables.........................................      360,965        708,962
  Deferred tax asset........................................      157,406             --
  Other current assets......................................      930,491        801,857
  Marketable securities.....................................      788,124             --
                                                              -----------    -----------
          Total current assets..............................   15,913,787     15,237,407
Property and equipment, net.................................    2,990,049      4,225,750
Customer base acquisition costs, net........................    5,645,730      5,073,145
Goodwill, net...............................................      450,020      3,287,637
Other intangibles, net......................................      264,221        412,220
Other assets................................................      919,702      1,026,927
                                                              -----------    -----------
          Total assets......................................  $26,183,509    $29,263,086
                                                              ===========    ===========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   507,945    $ 1,794,137
  Accrued telecommunications cost...........................    7,535,055      4,157,675
  Other accrued liabilities.................................    2,084,192      1,569,980
  Deferred tax liability....................................           --        232,470
  Current maturities of long-term debt and capital lease
     obligation.............................................    1,244,006        349,015
  Accrued compensation......................................      855,261        536,977
                                                              -----------    -----------
          Total current liabilities.........................   12,226,459      8,640,254
Deferred tax liability......................................      101,866        349,551
Long-term debt and capital lease obligations................    2,053,317      3,651,426
Commitments and contingencies
Series A convertible preferred stock -- $.01 par value;
  25,000,000 shares authorized; no shares issued and
  outstanding at March 31, 1997 and 1996 (redemption value
  $3 per share).............................................           --             --
Stockholders' equity:
  Common stock -- $.0001 par value; 20,000,000 shares
     authorized; 9,837,572 and 9,642,566 shares issued and
     outstanding at March 31, 1997 and 1996, respectively...          984            964
  Additional paid-in capital................................   14,847,728     12,990,521
  Unrealized loss on marketable securities..................      (11,641)            --
  Retained earnings (deficit)...............................   (2,942,914)     3,722,660
  Treasury stock............................................      (92,290)       (92,290)
                                                              -----------    -----------
          Total stockholders' equity........................   11,801,867     16,621,855
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $26,183,509    $29,263,086
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             FOR THE YEAR ENDED MARCH 31,
                                                        ---------------------------------------
                                                           1997          1996          1995
                                                        -----------   -----------   -----------
Revenues (including excise taxes of $4,549,000;
  $2,664,000; and $1,293,000 in 1997, 1996, and 1995,
  respectively).......................................  $86,005,615   $67,584,268   $48,318,537
Operating expenses:
  Transmission costs..................................   55,961,204    45,969,734    33,106,230
  Selling, general and administrative.................   23,168,758    16,055,517    10,701,022
  Provision for losses on accounts receivable.........    3,250,549     1,207,453       458,753
  Depreciation and amortization.......................    2,394,303     1,724,968       809,845
  Provision to reduce carrying value of certain
     assets...........................................    6,291,000            --            --
  Related party consulting expense....................      867,285       676,225       583,186
                                                        -----------   -----------   -----------
          Total operating expenses....................   91,933,099    65,633,897    45,659,036
                                                        -----------   -----------   -----------
Operating income (loss)...............................   (5,927,484)    1,950,371     2,659,501
Interest expense, net.................................      560,220       305,533         5,652
Other expense.........................................           --        22,967        93,076
Loss on write down of investment in land..............      200,000       177,409            --
                                                        -----------   -----------   -----------
Income (loss) before income taxes.....................   (6,687,704)    1,444,462     2,560,773
Provision (benefit) for income taxes..................      101,175       660,281       845,573
                                                        -----------   -----------   -----------
Net income (loss).....................................  $(6,788,879)  $   784,181   $ 1,715,200
                                                        ===========   ===========   ===========
Pro forma adjustment (Note 1):
  Income tax provision................................        4,700       126,375        28,685
                                                        -----------   -----------   -----------
Pro forma net income (loss)...........................  $(6,793,579)  $   657,806   $ 1,686,515
                                                        -----------   -----------   -----------
Earnings (loss) per common share:
  Basic...............................................  $     (0.74)  $      0.10   $      0.22
                                                        -----------   -----------   -----------
  Diluted.............................................  $     (0.74)  $      0.10   $      0.22
                                                        -----------   -----------   -----------
Pro forma earnings (loss) per common share:
  Basic...............................................  $     (0.74)  $      0.08   $      0.22
                                                        ===========   ===========   ===========
  Diluted.............................................  $     (0.74)  $      0.08   $      0.22
                                                        ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                    COMMON STOCK                                                          UNREALIZED
                                  $.0001 PAR VALUE    ADDITIONAL     RETAINED        TREASURY STOCK         LOSS ON
                                 ------------------     PAID-IN      EARNINGS     ---------------------   MARKETABLE
                                  NUMBER     AMOUNT     CAPITAL      (DEFICIT)     NUMBER      AMOUNT     SECURITIES
                                 ---------   ------   -----------   -----------   ---------   ---------   -----------
BALANCE, MARCH 31, 1994........  8,536,843    $854    $ 6,159,604   $ 1,493,532   1,028,917   $(239,559)   $     --
Issuance of common stock to
  former holders of Series A
  Convertible Preferred
  Stock........................     63,502       6        190,500            --          --          --          --
Issuance of common stock for
  acquisitions.................     29,038       3        232,126            --          --          --          --
Issuance of common stock (net
  of direct costs of
  $53,585).....................    728,773      73        151,038            --          --          --          --
Retirement of treasury stock...   (632,527)    (63)       (18,339)     (128,867)   (632,527)    147,269          --
Dividends on common stock,
  $0.02 per share..............         --      --             --      (105,000)         --          --          --
Net income.....................         --      --             --     1,715,200          --          --          --
                                 ---------    ----    -----------   -----------   ---------   ---------    --------
BALANCE, MARCH 31, 1995........  8,725,629     873      6,714,929     2,974,865     396,390     (92,290)         --
Issuance of common stock for
  acquisitions.................    916,937      91      6,275,592            --          --          --          --
Dividends on common stock,
  $0.006 per share.............         --      --             --       (36,386)         --          --          --
Net income.....................         --      --             --       784,181          --          --          --
                                 ---------    ----    -----------   -----------   ---------   ---------    --------
BALANCE, MARCH 31, 1996........  9,642,566     964     12,990,521     3,722,660     396,390     (92,290)         --
Issuance of common stock for
  acquisition..................    195,006      20      1,857,207            --          --          --          --
Net loss.......................         --      --             --    (6,788,879)         --          --          --
Unrealized loss on marketable
  securities...................         --      --             --            --          --          --     (11,641)
Effect of change in fiscal year
  end of merged entities.......         --      --             --       123,305          --          --          --
                                 ---------    ----    -----------   -----------   ---------   ---------    --------
BALANCE, MARCH 31, 1997........  9,837,572    $984    $14,847,728   $(2,942,914)    396,390   $ (92,290)   $(11,641)
                                 =========    ====    ===========   ===========   =========   =========    ========

   The accompanying notes are an integral part of these financial statements.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE YEAR ENDED MARCH 31,
                                                           --------------------------------------
                                                              1997          1996          1995
                                                           -----------   -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)......................................  $(6,788,879)  $   784,181   $1,715,200
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization.......................    2,394,303     1,724,968      809,845
     Provision for losses on accounts receivable.........    3,041,617     1,112,151      403,314
     Provision to reduce carrying value of certain
       assets............................................    6,291,000            --           --
     Writedown of investment in land.....................      200,000       177,409           --
     Loss on equity investment...........................           --        66,667           --
     Provision (benefit) for deferred income taxes.......     (733,163)      212,103      189,508
     Provision for employee stock incentive plan.........       30,835        50,752       42,350
     Noncash compensation expense........................       40,739            --           --
     (Gain) loss on disposal of equipment................           --       (17,000)     127,968
     Changes in assets and liabilities, net of effect of
       business combinations:
       Accounts receivable...............................   (1,648,867)   (4,547,718)  (3,506,328)
       Other receivables and current assets..............      223,386    (1,310,126)       8,416
       Accounts payable and other current liabilities....    2,020,651     2,177,700    2,005,614
       Other.............................................      (25,284)       78,774     (328,052)
                                                           -----------   -----------   ----------
          Net cash provided by operating activities......    5,046,338       509,861    1,467,835
                                                           -----------   -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...................................     (585,073)   (1,267,829)  (2,130,369)
  Collections of advances to officers....................      598,971            --           --
  Maturity of marketable securities......................      100,000            --           --
  Purchase of marketable securities......................   (1,539,475)           --           --
  Sale of short-term investments.........................           --     1,558,562    2,751,238
  Acquisitions and related costs.........................   (3,801,004)   (1,101,173)  (1,781,055)
  Decrease (increase) in other intangible assets.........       24,441      (195,321)    (110,853)
  Proceeds from sale of equipment........................      764,363        17,000           --
  Other..................................................           --        (4,462)      (4,179)
                                                           -----------   -----------   ----------
          Net cash used in investing activities..........   (4,437,777)     (993,223)  (1,275,218)
                                                           -----------   -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings (repayments) under line of credit.......   (2,492,731)    2,532,235           --
  Principal payments on debt.............................   (1,315,129)   (1,299,619)    (532,237)
  Proceeds from issuance of debt.........................    3,250,000        86,754      123,000
  Decrease in capital lease obligation...................      (85,305)           --           --
  Proceeds from issuance of common stock.................           --            --      204,695
  Redemption of preferred stock..........................           --            --      (55,527)
  Dividends on common stock..............................           --       (36,386)    (134,597)
  Offering costs.........................................           --            --      (53,585)
                                                           -----------   -----------   ----------
     Net cash provided by (used in) financing
       activities........................................     (643,165)    1,282,984     (448,251)
                                                           -----------   -----------   ----------
     Effect of change in fiscal year end of merged
       entities..........................................      536,588            --           --
                                                           -----------   -----------   ----------
     Net increase (decrease) in cash and cash
       equivalents.......................................      501,984       799,622     (255,634)
     Cash and cash equivalents at beginning of period....    1,460,232       660,610      916,244
                                                           -----------   -----------   ----------
     Cash and cash equivalents at end of period..........  $ 1,962,216   $ 1,460,232   $  660,610
                                                           ===========   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. NATURE OF BUSINESS, MERGERS, ACQUISITIONS AND RELATED MATTERS:

  Description of Business

     Network Long Distance, Inc. (the "Company" or "Network") provides long distance telecommunications services to commercial and residential customers throughout most of the United States with a primary concentration on small to medium-sized businesses. The Company provides these services primarily through three customer service channels -- business retail, agents and association programs. The business retail channel involves the sale of long distance services directly to end-users. The agents channel involves the sale of long distance services directly to end-users through master agents of the Company. The association program channel establishes exclusive marketing agreements with various trade or business associations to market the Company's products and services to members of the associations. Previously, the Company operated a switchless reseller channel which involved the sale of long distance services to other entities who resell the services to end-users. The Company began to de-emphasize its switchless reseller channel during the year ended March 31, 1996. See Note 2.

     Calls are transmitted over circuits leased from other telecommunications carriers at fixed or variable rates. Calls are switched through the Company's switching center or by other carriers on the Company's behalf. The Company furnishes its end user customers, as well as its reseller customers, with various long distance products including 1+ dialing, WATS, private line, calling cards and 800 services. Billing, collection and customer service are available at additional costs to reseller customers.

     Prior to June, 1997, the Company's principal offices were located in Baton Rouge, Louisiana. The Company's principal offices are located in Newport News, Virginia.

  Mergers

     On June 30, 1996, Network merged with Long Distance Telecom, Inc. dba Blue Ridge Telephone ("Blue Ridge") and in connection therewith issued 337,079 shares of common stock for all of Blue Ridge's common stock. On November 15, 1996, Network merged with United Wats, Inc. ("United Wats") and in connection therewith issued 2,277,780 shares of common stock for all of United Wats' common stock. On May 12, 1997, Network merged with National Teleservice, Incorporated ("National"), and in connection therewith issued 3,118,664 shares of common stock for all of National's common stock. An additional 155,524 shares of Network common stock were placed in escrow pending resolution of certain indemnification obligations related to the merger with National. (These transactions are collectively referred to as the "Mergers.") Each of the Mergers was accounted for as a pooling-of-interests and, accordingly, the Network financial statements for periods prior to the Mergers have been restated to include the results of Blue Ridge, United Wats and National for all periods presented. The combined companies of Network, Blue Ridge, United Wats and

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

National are hereinafter referred to as the Company. Separate and combined results of operations are as follows:

                                                  YEAR ENDED MARCH 31,
                                         ---------------------------------------
                                            1997          1996          1995
                                         -----------   -----------   -----------
Revenues:
  Network..............................  $49,249,000   $30,810,000   $24,217,000
  Blue Ridge (through June 30, 1996)...      994,000     3,463,000     2,790,000
  United Wats (through September 30,
     1996).............................    9,448,000    10,810,000     2,368,000
  National.............................   26,315,000    22,501,000    18,944,000
                                         -----------   -----------   -----------
     Combined..........................  $86,006,000   $67,584,000   $48,319,000
                                         ===========   ===========   ===========
Income (loss) before income tax:
  Network..............................  $(9,011,000)  $  (442,000)  $   609,000
  Blue Ridge (through June 30, 1996)...       45,000       313,000        62,000
  United Wats (through September 30,
     1996).............................      414,000       727,000       463,000
  National.............................    1,864,000       847,000     1,427,000
                                         -----------   -----------   -----------
     Combined..........................  $(6,688,000)  $ 1,445,000   $ 2,561,000
                                         ===========   ===========   ===========

     Prior to the Mergers, Blue Ridge operated in the form of a partnership under the name "Telecommunications Ventures Limited Partnership No. 1 T/A Blue Ridge Telephone." On June 17, 1996, Blue Ridge changed to a corporate form of organization. Blue Ridge did not recognize income tax expense for the periods presented because its tax attributes flowed to its partners. The consolidated statements of operations include an unaudited pro forma adjustment to reflect results as if Blue Ridge had been subject to income tax for all periods presented.

     Prior to the Mergers, both Blue Ridge and United Wats utilized a December 31 fiscal year end. For purposes of the combined results of operations for the year ended March 31, 1997, the amounts include Blue Ridge and United Wats historical results of operations for the twelve months ended March 31, 1997. For purposes of the combined results of operations for the years ended March 31, 1996 and 1995, the Blue Ridge and United Wats amounts reflect Blue Ridge and United Wats historical results of operations for the years ended December 31, 1995 and 1994, respectively, and the Network amounts reflect Network's historical results for the years ended March 31, 1996 and 1995, respectively. Therefore, the Blue Ridge and United Wats historical results of operations for the three months ended March 31, 1996 are not contained in the Company's consolidated statements of operations and cash flows for any period presented. There were no significant intercompany transactions among Network, Blue Ridge, United Wats and National.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     The following are condensed statements of operations and cash flows for Blue Ridge and United Wats for the three months ended March 31, 1996:

                       CONDENSED STATEMENTS OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1996

                                                      BLUE RIDGE    UNITED WATS
                                                      ----------    -----------
Revenue.............................................  $ 926,000     $3,855,000
Operating expenses..................................    852,000      3,636,000
                                                      ---------     ----------
Operating income....................................     74,000        219,000
Other income (expenses).............................     (4,000)            --
                                                      ---------     ----------
Income before tax...................................     70,000        219,000
Provision for income tax............................         --         79,000
                                                      ---------     ----------
Net income..........................................  $  70,000     $  140,000
                                                      =========     ==========

                       CONDENSED STATEMENTS OF CASH FLOWS

                       THREE MONTHS ENDED MARCH 31, 1996

                                                      BLUE RIDGE    UNITED WATS
                                                      ----------    -----------
Net Income..........................................  $  70,000     $  140,000
Depreciation........................................     31,000          8,000
Change in current assets and liabilities............     (2,000)       475,000
                                                      ---------     ----------
Cash provided by operating activities...............     99,000        623,000
                                                      ---------     ----------
Cash provided by (used in) investing activities.....     10,000        (37,000)
                                                      ---------     ----------
Cash used in financing activities...................   (138,000)       (20,000)
                                                      ---------     ----------
Increase (decrease) in cash and cash equivalents....  $ (29,000)    $  566,000
                                                      =========     ==========

  Merger and Acquisition Activity and Related Matters

     The Company has been actively engaged in an acquisition program, focusing on companies primarily in the long distance industry. See Note 3. Certain of the acquisitions have resulted in the Company acquiring significant intangible assets, primarily customer base acquisition costs and goodwill. As explained in
Note 3, during the year ended March 31, 1997, primarily pursuant to certain contractual reevaluation criteria, management determined that the Company's ability to realize the unamortized balance of intangible assets related to certain prior acquisitions was uncertain. As a result, the Company incurred $6,291,000 in non-cash provisions to reduce the carrying value of such intangibles to their estimated fair value. As of March 31, 1997, the Company has approximately $6,100,000 of remaining unamortized intangible assets related to acquisition transactions. Management believes that its investment in such intangible assets is realizable based on the estimated future net cash flows expected to be generated from the acquired entities or customer bases. However, management's estimates of future net cash flows may change in the future and such changes could be material.

     The Company incurred a net loss of $6,789,000 for the year ended March 31, 1997. Factors that contributed significantly to the loss were the provision to reduce the carrying value of intangible assets, an increased provision for losses on accounts receivable and increased selling, general and administrative expenses. As a result of the loss, stockholders' equity declined from $16,622,000 at March 31, 1996 to $11,802,000 at March 31, 1997. Because of the
operating loss and resulting decline in stockholders' equity

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES reported by the Company for the year ended March 31, 1997, the Company was not in compliance with certain financial covenants contained in its bank credit facility (See Note 5). Accordingly, the Company received a waiver with respect to certain of such covenants from its lender as of March 31, 1997. As a result of and in connection with the merger transactions consummated in May 1997, the Company complied with certain of the financial covenants, and has negotiated certain amendments to the credit facility to reflect changes in financial position and anticipated changes in business strategies and operating results associated with such transactions. While management believes that the Company will be able to comply with the renegotiated loan agreement, there can be no assurance that the Company will not require additional waivers in the future or, if such waivers are required, that the lender will grant them.

  The Partnerships

     During the year ended March 31, 1997, the land owned by the LaQuinta Partnership was written down to its estimated fair market value, resulting in a $200,000 loss. In 1996, Palmview Partnership relinquished title to the land it had originally purchased in exchange for cancellation of the outstanding debt of $344,640, resulting in a loss of $177,000. Palmview Partnership was subsequently dissolved.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Estimates are used primarily when accounting for allowance for doubtful accounts, depreciation and amortization, and taxes. In addition, estimates are used by management in estimating future net cash flows when evaluating the Company's ability to realize its investments in long-lived assets, and in determining estimated fair value of assets which are deemed to have been impaired. See "Accounts Receivable" and "Intangible Assets," and Note 3.

  Fair Value of Financial Instruments

     The carrying amounts for cash, accounts receivable, other receivables, accounts payable, accrued liabilities and long-term debt approximate their fair value.

  Accounts Receivable

     Accounts receivable represent amounts due on monthly billings for long distance and other telecommunications costs incurred by customers.

     The allowance for doubtful accounts is established through a provision for losses on accounts receivable which is charged to expense. Accounts receivable are written off against the allowance for doubtful accounts when management believes the collectibility of the receivable is unlikely. The allowance, which is based on evaluations of the collectibility of the receivables and prior bad debt experience, is an amount that management believes will be adequate to absorb probable losses on accounts receivable existing at the reporting date. The evaluations take into consideration such factors as changes in the aging and volume of the accounts receivable, overall quality, review of specific problem receivables and current industry conditions that

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES may affect a customer's ability to pay. Actual results could differ from management's estimates. Write-offs during the fiscal years 1997, 1996 and 1995 were approximately $2,215,000, $868,000, and, $264,000, respectively.

     During the year ended March 31, 1996, the Company began re-evaluating its switchless reseller channel activities generally and, specifically, its relationship with certain resellers. As a result, the Company chose to de-emphasize its reseller marketing activities by reducing the number of reseller customers and the related wholesale accounts receivable. In addition, certain reseller customers experienced financial difficulties which impeded their ability to pay the Company on a timely basis. Reseller customers with slow payment histories have been placed on specific payment plans or under lock box agreements.

     During the year ended March 31, 1997, the Company determined that losses on certain accounts receivable acquired through acquisition transactions were greater than expected at the time of acquisition. As a result, the Company has written-off or made provision for such accounts receivable to reduce the carrying amount to the estimated realizable value.

     Management has specifically evaluated its allowance for doubtful accounts and believes the allowance to be adequate to absorb probable losses on the accounts receivable at March 31, 1997. However the actual losses on accounts receivable could differ from management's evaluation at March 31, 1997 and such difference could be material.

  Property and Equipment

     As of March 31, 1997 and 1996, property and equipment included:

                                                            MARCH 31,
                                                    --------------------------
                                                       1997           1996
                                                    -----------    -----------
Land..............................................  $    75,000    $    75,000
Building and improvements.........................      562,620        791,602
Telecommunications equipment......................    4,274,989      4,713,825
Furniture and fixtures............................    1,782,252      1,567,266
                                                    -----------    -----------
                                                      6,694,861      7,147,693
Less: Accumulated depreciation....................   (3,704,812)    (2,921,943)
                                                    -----------    -----------
          Total property and equipment, net.......  $ 2,990,049    $ 4,225,750
                                                    ===========    ===========

     Property and equipment are recorded at cost. Depreciation is provided for financial reporting purposes using primarily the straight-line method over the following estimated useful lives:

Building.................................    30 years
Building improvements....................  5-10 years
Telecommunications equipment.............  3-10 years
Furniture and fixtures...................  5-10 years

     Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the property accounts, and any resulting gain or loss is reflected in results of operations.

  Intangible Assets

     The Company's intangible assets include customer base acquisition costs and non-compete agreements incurred as a result of purchased customer bases; goodwill, customer base acquisition costs and non-compete agreements resulting from acquisitions of businesses; and software development costs attributable to telecommunications service activities.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     In allocating the excess of the purchase price over tangible assets acquired in business combinations, the Company utilizes cash flow models and projected attrition rates to quantify the values allocated to the various intangibles as well as the related useful lives. While management believes that the cash flow models are achievable and the attrition rates are reasonable, management regularly reassesses the realization of the acquisition-related intangibles through periodic updates of the cash flow models. Additionally, certain acquisition agreements call for a comparison, at a specified date, of actual customer attrition rates experienced to those expected at the time of the acquisition agreement (the "True-Up"). If actual attrition rates differ from expected rates, certain adjustments to the acquisition price may be required. If at the time of the True-Up, actual attrition rates are significantly greater than expected by the Company, the Company makes a determination, based on estimated future net cash flows, whether the intangible asset related to the acquisition has been impaired. If an impairment has occurred, a provision for reduction in the carrying value is made to reduce the carrying amount of the intangibles to the estimated fair value of the related customer base. Such provisions are applied first to any goodwill attributable to the impaired assets until goodwill is eliminated and then to the customer base acquisition costs. See Note 3.

     Customer base acquisition costs include the excess of the purchase price over any tangible assets acquired as well as specific costs incurred to consummate the transaction such as attorney's fees, accountant's fees and due diligence costs. Customer base acquisition costs are recorded based upon the estimated value (primarily based on estimated future net cash flows) of the customer base acquired and are amortized over 6 to 7 years using the straight-line method. Accumulated amortization at March 31, 1997 and 1996, was approximately $1,607,000 and $418,000, respectively.

     Goodwill is recorded in connection with business combinations to the extent the purchase price exceeds the estimated fair value of specifically identifiable tangible and intangible assets. The Company periodically evaluates the realizability of goodwill based primarily on expected cash flows from the acquired assets or business. Goodwill is amortized over 30 years using the straight-line method. Accumulated amortization at March 31, 1997 and 1996, was approximately $75,000 and $115,000, respectively.

     Other intangibles include software costs of approximately $235,000 and $296,000 as of March 31, 1997 and 1996, respectively, and non-compete agreements of approximately $231,000 at both March 31, 1997 and 1996. The Company capitalizes external costs related to software development while internal costs are expensed. Software costs are amortized using the straight-line method over lives ranging from 4 to 5 years. Non-compete agreements are amortized using the straight-line method over the lives of the agreements, currently 5 years. Accumulated amortization of other intangibles as of March 31, 1997 and 1996, was approximately $317,000 and $194,000, respectively.

     See Note 3 for discussion related to the application of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

  Other Receivables

     Other receivables consist of current amounts due from customers and entities that are providing or have formerly provided billing and collection services for a portion of the Company's customer base.

  Other Current Assets

     At March 31, 1997 and 1996, other current assets consisted of costs of direct response advertising and other prepaid expenses. Direct response advertising costs are capitalized and amortized over the expected life of the customer. The Company has determined that the expected life of a customer obtained through direct response advertising is one year. At March 31, 1997 and 1996, approximately $9,000 and $183,000, net of

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES accumulated amortization of approximately $368,000 and $194,000, respectively, was included in other current assets related to direct response advertising .

  Marketable Securities

     The Company accounts for marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company has classified all of its marketable securities as available-for-sale, and has established a $11,641 unrealized holding loss allowance in shareholders' equity as the fair market value of its investments is less than their carrying value as of March 31, 1997. The Company's investment in marketable securities consists of U.S. Government securities and corporate equity securities. The U.S. Government securities have maturity dates ranging from May 21, 1997 to May 31, 2001. The Company utilizes the specific identification method in computing realized gains or losses.

  Other Assets

     Other assets consist primarily of long-term notes receivable from employees of approximately $211,000 and $262,000 at March 31, 1997 and 1996, respectively, deferred financing costs of $100,000, net of accumulated amortization of $83,000 at March 31, 1997 and land held for sale of $608,000 and $808,000 at March 31, 1997 and 1996, respectively.

  Income Taxes

     Income taxes are provided using an asset and liability approach. The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of (a) temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheets, and (b) operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of adjustment. The measurement of deferred tax assets may be reduced by a valuation allowance based on judgmental assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized.

  Recognition of Revenue

     Customer long distance calls are routed through switching centers owned by the Company or others over long distance telephone lines provided by others. The Company records revenues at the time of customer usage primarily on a measured time basis.

  Transmission Costs

     Transmission costs include all payments to local exchange carriers and interexchange carriers primarily for access and transport charges. The Company primarily utilizes long-term fixed cost contracts with other carriers in order to carry customer calls.

  Earnings per Share

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." The Company adopted SFAS No. 128 effective December 15, 1997 and, as such, has complied with SFAS No. 128 in these financial statements, which have been restated for the Mergers, in reporting earnings per share for the years ended March 31, 1997, 1996 and 1995. Accordingly, basic earnings (loss) per common share and basic pro forma earnings
(loss) per common share has been computed by dividing net income (loss) and pro forma net income (loss), respectively, by weighted average common shares

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES outstanding for all periods presented. Diluted earnings (loss) per common share and diluted pro forma earnings (loss) per common share has been computed by dividing net income (loss) and pro forma net income (loss), respectively, by weighted average common shares outstanding plus the effects of dilutive potential common shares for the years ended March 31, 1996 and 1995. For the year ended March 31, 1997, the effects of dilutive potential common shares are not considered in calculating earnings (loss) per common share and pro forma earnings (loss) per common share because their effects would be anti-dilutive to the net loss and pro forma net loss reported for the year. (See Note 7.) The following reconciles the denominators used in calculating basic and diluted earnings (loss) per common share and basic and diluted pro forma earnings (loss) per common share:

                                                  1997        1996        1995
                                                ---------   ---------   ---------
Weighted average common shares outstanding....  9,178,828   8,068,200   7,680,425
Effect of dilutive potential common
  shares -- Stock warrants....................         --     130,402      25,859
                                                ---------   ---------   ---------
Weighted average common shares outstanding
  plus effect of dilutive potential common
  shares......................................  9,178,828   8,198,602   7,706,284
                                                =========   =========   =========

  Common Stock Escrow Agreement

     As part of its public offering of common stock in March 1994, the Company transferred 626,688 shares of common stock, owned by two officers, into an escrow account. The common stock could have been released from escrow in three annual increments of 208,896 shares if the Company either had met earnings per share requirements, on a fully diluted basis as defined in the agreement, or had consummated an offering of the Company's common stock considering certain conditions defined in the agreement. The stipulated earnings per share amounts were as follows:

                 YEAR ENDED
                 MARCH 31,                     EPS
                 ----------                   ------
  1995......................................  $    0.375
  1996......................................       0.60
  1997......................................       1.00

     As the Company failed to meet the earnings per share requirements, pursuant to the terms of the agreement, the common stock held in escrow will be forfeited and canceled to the Company's treasury by July 15, 2000. The escrowed shares have been excluded from the weighted average number of shares outstanding for the years ended March 31, 1997, 1996 and 1995. As discussed in Note 9, one of the officers subject to the escrow agreement has initiated litigation against the Company seeking the release of the escrowed shares or other compensation. If the escrowed shares are released, future per share earnings (loss) would be reduced.

  Statement of Cash Flows

     For purposes of the statement of cash flows, cash on hand and on deposit are considered to be cash and cash equivalents.

  Reclassifications

     Certain items for 1996 and 1995 have been reclassified to conform with the 1997 presentation.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

  Recently Issued Accounting Pronouncements

     In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." This statement establishes standards for disclosing information about an entity's capital structure. This statement is effective for financial statements for periods ending after December 15, 1997, and will not materially change the disclosures currently included in the Company's financial statements.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for fiscal years beginning after December 15, 1997.

 3. MERGERS AND ACQUISITIONS:

     The Company has completed several acquisitions of customer bases of other long distance companies, and business combinations with other long distance companies. The following is a discussion of those transactions which have been material.

  Customer Base Acquisitions

     The Company has completed a series of acquisitions of segments of other long distance providers' customer bases. Such acquisitions have been accomplished through the purchase of the customer base and related accounts receivable for cash, shares of the Company's common stock, issuance of notes payable and forgiveness of accounts receivable or a combination thereof. All acquisitions have been accounted for as purchases.

     The table below sets forth information concerning significant customer base acquisitions by the Company:

                                                    PURCHASE PRICE
                                                 ---------------------             ASSETS ACQUIRED
                                                  CASH AND    VALUE OF   -----------------------------------
                                   ACQUISITION     NOTES       SHARES     ACCOUNTS    CUSTOMER      OTHER
         ACQUIRED ENTITY              DATE        PAYABLE      ISSUED    RECEIVABLE     BASE     INTANGIBLES
         ---------------           -----------   ----------   --------   ----------   --------   -----------
Quantum Communications, Inc.
  (Quantum)......................  Jan-96        $  814,000   $590,000    $191,000    $827,000    $     --
Network Services, Inc. (NSI).....  May-95           758,000     55,000     259,000     368,000          --
Colorado River Communications
  (CRC)..........................  Nov-94         1,742,000    232,000     336,000     692,000     870,000

  Business Combinations

     In May 1996, the Company purchased substantially all of the customer base of Universal Network Services, Inc. ("UniNet"), a provider of long distance telecommunication services, in a transaction accounted for as a purchase. The results of operations of the UniNet customer base acquired are included in the results of operations of the Company from the date of acquisition. Consideration for the purchase included 243,758

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES shares of the Company's common stock with an assigned value of approximately $1,862,000 and approximately $3,650,000 cash. The Company acquired the outstanding accounts receivable related to the customer base which were valued at approximately $776,000. Intangible assets acquired were allocated to customer base acquisition cost at approximately $2,115,000 and goodwill at approximately $2,772,000. The Company originally amortized customer base acquisition cost over
7.5 years and goodwill over 30 years using the straight-line method based primarily on expected customer attrition rates, estimated net cash flows, and industry practices. Of the 243,758 shares of the Company's common stock issued, 48,752 shares are held in escrow pending resolution of purchase price contingencies. The escrowed shares have not been considered as part of the purchase price.

     In October 1995, the Company acquired substantially all of the assets of ValueTel, Inc., ("ValueTel"), a long distance reseller whose customer base was located primarily in Illinois, in a transaction accounted for as a purchase. Results of operations of ValueTel are included in the Company's results of operations for the year ended March 31, 1996 from the date of acquisition. As consideration for the purchase, the Company issued 890,915 shares of its common stock with an assigned value of approximately $5,955,000, assumed liabilities of ValueTel of approximately $696,000 and forgave a ValueTel payable to the Company of approximately $608,000. The Company acquired substantially all of ValueTel's accounts receivable which were valued at approximately $1,610,000. Intangible assets acquired were allocated to customer base at approximately $3,334,000 and goodwill at approximately $2,315,000. The Company originally amortized customer base acquisition costs over 7.5 years and goodwill over 30 years using the straight-line method based primarily on expected customer attrition rates, estimated net cash flows, and industry practices. Of the 890,915 shares of the Company's common stock issued, 16,500 shares are held in escrow pending resolution of purchase price contingencies. The escrowed shares have not been considered as part of the purchase price. The purchase agreement with ValueTel calls for a re-evaluation of customer attrition rates one year from the acquisition date. As of March 31, 1997, such re-evaluation was in progress. However, management of the Company believes that, as a result of the re-evaluation, the escrowed shares will not be released.

     The following unaudited pro forma combined results of operations for the Company assume that the UniNet and ValueTel acquisitions were completed on April 1, 1995.

                                                       1997           1996
                                                    -----------    -----------
Revenues..........................................  $87,610,000    $76,786,000
Loss applicable to common shareholders............   (6,044,000)    (6,192,000)
Loss per share....................................        (0.61)         (0.74)

     These pro forma amounts represent the historical operating results of the acquired entities combined with those of the Company with appropriate adjustments which give effect to interest expense, amortization and common shares issued. These pro forma amounts are not necessarily indicative of operating results which would have occurred if UniNet and ValueTel had been operated by current management during the periods presented.

  Provision to Reduce the Carrying Value of Certain Assets

     During the fiscal quarter ended December 31, 1996, as part of the re-evaluation called for in the ValueTel agreement, the Company determined that the attrition rates for the customer base acquired were greater than originally anticipated. As a result, management determined that it was appropriate to re-evaluate attrition rates of all customer bases acquired prior to the beginning of fiscal year 1997. In March 1997, management determined that attrition rates related to the customer base acquired in connection with the UniNet acquisition were also greater than expected. Consequently, management, applying the requirements of SFAS No.121, determined that future cash flows from the acquired customer bases would be less than that required to realize these assets. Management then reassessed the fair value of these assets by estimating the present

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES value of the future cash flows through updating with historical results the cash flow models utilized to initially allocate the intangibles acquired. As a result, the Company incurred non-cash expense related to the provision to reduce the carrying value of customer base acquisition costs and goodwill to their respective estimated fair values.

     The following table details the transactions which resulted in provisions:

                                              PROVISION
                        TOTAL UNAMORTIZED     TO REDUCE      BALANCE AFTER PROVISION
                           INTANGIBLES         CARRYING     -------------------------
     ACQUISITION        PRIOR TO PROVISION      VALUE       CUSTOMER BASE    GOODWILL
     -----------        ------------------    ----------    -------------    --------
CRC...................      $1,588,000        $  950,000     $  638,000      $     --
ValueTel..............       6,018,000         2,800,000      3,218,000            --
Quantum...............         834,000           300,000        534,000            --
UniNet................       4,887,000         2,241,000      2,115,000       531,000

     Because of the higher than expected attrition rates, the Company analyzed the expected remaining lives of its intangibles in accordance with SFAS No. 121. Consequently, the Company has established new periods for amortizing its customer base acquisition costs that it believes to be reasonable estimates of the remaining lives of these intangibles. After the Company's reassessment of amortization periods for its customer base acquisition costs, the remaining useful lives assigned by the Company range from 4 to 6 years.

 4. INCOME TAXES:

     The Company follows the asset and liability method of accounting for deferred income taxes prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. A valuation allowance is provided for that portion of any deferred tax asset, for which it is deemed more likely than not that it will not be realized. A valuation allowance of $1,227,000 has been established related to deferred tax assets resulting from the provision to reduce the carrying value of intangibles due to the uncertainty of realizing the full tax benefit of amortization of such intangible assets for tax purposes over 15 years.

     The provision (benefit) for income taxes is composed of the following:

                                              1997         1996        1995
                                            ---------    --------    --------
Current provision.........................  $ 834,000    $448,000    $657,000
Deferred provision (benefit)..............   (733,000)    212,000     189,000
                                            ---------    --------    --------
          Total provision for income
            taxes.........................  $ 101,000    $660,000    $846,000
                                            =========    ========    ========

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     The following is a reconciliation of the actual provisions for income taxes to the expected amounts which are derived by applying the statutory rate to reported pretax income. The expected statutory amount does not consider income
(loss) related to Blue Ridge prior to June 17, 1996 because Blue Ridge was a partnership prior to that date.

                                              1997          1996        1995
                                           -----------    --------    --------
Expected statutory provision (benefit)...  $(2,494,000)   $539,000    $955,000
Utilization of net operating loss
  carryforwards..........................           --          --     (75,000)
Capital loss on investment writedown.....       87,000     107,000          --
Effect of merger expenses................       63,000          --          --
Effect of intangibles amortization and
  provisions.............................    1,235,000          --          --
Other....................................      (17,000)     14,000     (34,000)
                                           -----------    --------    --------
                                            (1,126,000)    660,000     846,000
Valuation allowance on deferred tax
  asset..................................    1,227,000          --          --
                                           -----------    --------    --------
  Actual tax provision...................  $   101,000    $660,000    $846,000
                                           ===========    ========    ========

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1997 and 1996:

                                                      MARCH 31,
                                 ----------------------------------------------------
                                           1997                        1996
                                 -------------------------   ------------------------
                                   ASSETS      LIABILITIES     ASSETS     LIABILITIES
                                 -----------   -----------   ----------   -----------
Allowance for doubtful
  accounts.....................  $   525,000    $     --     $  429,000   $       --
Depreciation...................           --     429,000             --      411,000
Amortization...................      240,000          --         41,000           --
Effect of sale-leaseback.......           --      72,000             --           --
Provision to reduce carrying
  value of certain assets......    1,294,000          --             --           --
Effect of conversion from cash
  basis for income tax
  purposes.....................           --     284,000             --      240,000
Accounts receivable............           --          --             --      929,000
Prepaid expenses...............           --          --             --       83,000
Accrued liabilities............       19,000          --        628,000           --
Other..........................           --       9,000             --       16,000
                                 -----------    --------     ----------   ----------
                                   2,078,000     794,000      1,098,000    1,679,000
Valuation allowance............   (1,227,000)         --             --           --
                                 -----------    --------     ----------   ----------
          Total................  $   851,000    $794,000     $1,098,000   $1,679,000
                                 ===========    ========     ==========   ==========

     At March 31, 1997, the Company has capital loss carryforwards of $445,000 which expire in 2001 ($245,000) and 2002 ($200,000). The benefit from these losses has not been recorded, as it is uncertain whether or not there will be future capital gains to utilize the loss carryforwards.

 5. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

     In December 1995, the Company renewed its line of credit ("1996 Facility") with a bank with $6,000,000 being available under the 1996 Facility. Borrowings under the 1996 Facility were scheduled to mature on April 30, 1997 and bore interest at 1% above the prime rate (9.25% at March 31, 1996). At March 31, 1996, $2,532,000 was outstanding under the 1996 Facility. The 1996 Facility was secured by certain

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES accounts receivable of the Company and required compliance with certain financial and operating covenants which include minimum leverage and fixed charge coverage ratios. At March 31, 1996, the Company was in compliance with those covenants.

     In May 1996, the Company entered into a $14,250,000 credit facility ("1997 Facility") with another bank which includes a revolving credit facility and term loan facility. Borrowings under the 1997 Facility were used to repay and retire the 1996 Facility. Borrowings under the revolving credit portion of the 1997 Facility may not exceed the lesser of $11,000,000 less any reductions the lender may establish against such amount or 85% of eligible receivables. Borrowings under the revolving facility bear interest at the prime rate plus 0.75% (9.0% at March 31, 1997). Borrowings and unpaid interest on the revolving facility are repayable in full at maturity of the facility on June 1, 1999.

     At March 31, 1997, borrowings outstanding under the revolving facility were $40,000. Unused borrowing capacity under the revolving facility at March 31, 1997 was $6,822,000. As part of the 1997 Facility, the Company was also allowed to borrow $3,250,000 under a term loan facility. The term loan is repayable in 36 equal monthly principal installments of $90,278 plus accrued interest. The term loan bears interest at the prime rate plus 3% (11.25% at March 31, 1997). At March 31, 1997, the balance outstanding under the term facility was $2,437,000. Substantially all of the assets of the Company including tangible assets, receivables and general intangibles, the definition of which includes but is not limited to intellectual property, business plans, business records and licenses, are pledged as collateral under the 1997 Facility. The 1997 Facility requires compliance with certain financial and operating covenants which include minimum leverage and fixed charge coverage ratios. As of March 31, 1997, the Company was not in compliance with certain financial covenants enumerated in the 1997 Facility. Accordingly, the Company received a waiver with respect to certain of such covenants from its lender as of March 31, 1997. As a result of and in connection with the merger transactions consummated in May 1997 (See Note 13), the Company complied with certain of the financial covenants, and has currently negotiated certain amendments to the credit facility to reflect changes in financial position and anticipated changes in business strategies and operating results associated with such transactions. While management believes that the Company will be able to comply with the renegotiated loan agreement, there can be no assurance that the Company will not require additional waivers in the future or, if such waivers are required, that the lender will grant them.

     At March 31, 1997 and 1996, $68,000 and $343,000, respectively, remained outstanding on notes payable primarily to sellers of acquired entities incurred in connection with acquisition of customer bases. Borrowings under these notes payable are unsecured, bear interest at 8% and mature in February 2001.

     National has a $2,000,000 line of credit with a bank, due on demand, which expires on April 1, 1998. Terms of the agreement limit the amount advanced to the lesser of $2,000,000 or the sum of 80% of National's eligible billed accounts receivable, 50% of its unbilled accounts receivable, and 50% of its equipment. Borrowings are secured by National's equipment, accounts receivable, and general intangibles. The interest rate on the line of credit is prime plus 0.5%. The Company had no outstanding balances under the line of credit agreement as of March 31, 1997 and 1996.

     National also had a note payable of $599,061 and $600,000 at March 31, 1997 and 1996, respectively, that is due in full on December 7, 1998. This note payable is collateralized by land and currently bears interest at 1.5% above prime (9.75% at March 31, 1997).

     National had a $400,000 letter of credit with a bank which expired June 1, 1997. The interest rate on this letter of credit was prime plus 0.5%. The Company was also required to pay a yearly service fee equal to 2.0% of the face amount of the letter. The Company had no drawings on this letter of credit as of March 31, 1997 and 1996.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     At March 31, 1996, the Company had other notes payable outstanding to banks with aggregate balances of $109,000. Borrowings under these notes were fully repaid by the Company during the year ended March 31, 1997.

     Future maturities of long-term debt are as follows:

1998.............................  $1,112,000
1999.............................   1,699,000
2000.............................     329,000
2001.............................      16,000
                                   ----------
                                   $3,156,000
                                   ==========

     Certain telecommunications equipment is leased under capital lease agreements expiring in 1998. The following is an analysis of the equipment under capital lease included in property and equipment:

                                                             MARCH 31,
                                                       ----------------------
                                                         1997         1996
                                                       ---------    ---------
Communications equipment.............................  $ 604,000    $ 604,000
Less: accumulated depreciation.......................   (360,000)    (252,000)
                                                       ---------    ---------
                                                       $ 244,000    $ 352,000
                                                       =========    =========

     The following is a schedule by years of the future minimum lease payments under capital lease together with the present value of the minimum lease payments as of March 31, 1997:

1998........................................................  $ 139,000
1999........................................................      9,000
                                                              ---------
Total minimum lease payments................................    148,000
Amounts representing interest...............................     (8,000)
                                                              ---------
Present value of net minimum lease payments.................    140,000
Less: current portion.......................................   (132,000)
                                                              ---------
Long-term portion...........................................  $   8,000
                                                              =========

 6. EMPLOYEE BENEFIT PLANS:

     In May 1994, the Company adopted a stock incentive plan (the "Plan") under which certain employees are eligible to receive 100 shares of the Company's common stock upon completion of their first anniversary of service. All shares issued under the Plan are held by the Company for a period of three years from the issue date, at which time the employee vests if they are still employed with the Company. In the event the Company is sold, all employees vest immediately. Approximately 15,000; 19,300 and 17,600 shares of common stock had been awarded under the Plan at March 31, 1997, 1996 and 1995, respectively. Compensation expense of $31,000, $51,000 and $42,000 was recognized in the years ended March 31, 1997, 1996 and 1995, respectively, related to the Plan.

     In March 1996, the Company adopted a defined contribution retirement plan for all eligible employees which qualifies under the provisions of Section 401(k)of the Internal Revenue Code and was retroactively effective to January 1, 1996. Employees are allowed to make tax deferred contributions ranging from 1% to 15% of their eligible compensation. The Company matches 50% of the first 6% of each employee's contribution and is eligible to make additional discretionary contributions. The Company recognized expense for contributions of $30,000 during the fiscal year ended March 31, 1997.

     United Wats operates a defined contribution retirement plan which qualified under the provisions of Section 401(k) of the Internal Revenue Code. Employees are allowed to make tax deferred contributions

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES ranging from 1% to 15% of their eligible compensation. United Wats matches 25% of the first 6% of each employee's contribution and is eligible to make additional discretionary contributions. Total profit sharing expense was $13,000 and $8,000 for the years ended March 31, 1997 and 1996, respectively.

     National operates a defined contribution retirement plan which qualifies under the provisions of Section 401(k) of the Internal Revenue Code. Employees are eligible to become participants in the 401(k) Plan after completing six months of service and after attaining the age of 21. Participants may contribute an amount equal to 1% to 12% of their compensation. The 401(k) Plan provides for a matching contribution by the Company in an amount equal to 50% of the participants' contribution, not to exceed 6% of the participants' compensation. Amounts charged to operations under the 401(k) Plan were approximately $47,000, $41,000, and $13,000 for the years ended March 31, 1997, 1996, and 1995, respectively.

 7. STOCK WARRANTS:

     The Company grants warrants to various directors, officers, employees and nonemployees from time to time. The warrants vest in periods ranging from immediately following grant date to ten years from grant date. Terms and conditions of the Company's warrants, including exercise price and the period warrants are exercisable, generally are at the discretion of the Company's Board of Directors. Each warrant granted allows for the purchase of one share of the Company's common stock. No warrants are exercisable for a period of more than ten years.

     The Company accounts for warrants issued under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and earnings (loss)per common share would have been reduced to the following pro forma amounts:

                                                       YEAR ENDED MARCH 31,
                                                    --------------------------
                                                       1997           1996
                                                    -----------    -----------
Net income (loss):                   As Reported    $(6,789,000)   $   784,000
                                     Pro Forma       (6,986,000)    (1,646,000)
Basic and diluted earnings (loss)
  per share:                         As Reported          (0.74)          0.10
                                     Pro Forma            (0.76)         (0.20)

     Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     A summary of the status of the Company's stock warrants granted at March 31, 1997 and 1996 and changes during the years then ended is presented in the table and narrative below:

                                                  1997                   1996
                                          --------------------   --------------------
                                                      WEIGHTED               WEIGHTED
                                                      AVERAGE                AVERAGE
                                                      EXERCISE               EXERCISE
                                           SHARES      PRICE      SHARES      PRICE
                                          ---------   --------   ---------   --------
Outstanding, beginning of year..........  1,202,002    $ 8.15      120,000    $7.50
  Granted...............................     90,000     10.15    1,092,002     8.22
  Exercised.............................         --        --           --       --
  Forfeited.............................   (230,000)     9.00      (10,000)    7.78
  Expired...............................         --        --           --       --
                                          ---------    ------    ---------    -----
Outstanding, end of year................  1,062,002    $ 8.14    1,202,002    $8.15
                                          =========    ======    =========    =====
Exercisable, end of year................    895,334    $ 8.21    1,002,000    $8.23
                                          =========    ======    =========    =====
Weighted average fair value of options
  granted...............................  $    4.22              $    4.41
                                          =========              =========

     The options outstanding at March 31, 1997 have exercise prices ranging from $7.50 to $10.4375 with a remaining weighted average contractual life of 6.73 years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted during the years ended March 31, 1997 and 1996:

                                                             WEIGHTED AVERAGE
                                                               ASSUMPTIONS
                                                             ----------------
                                                             1997        1996
                                                             ----        ----
Risk free interest rate....................................   5.9%        5.5%
Expected life (years)......................................   3.1         5.6
Expected volatility........................................  47.8%       40.3%
Expected dividends.........................................    --          --

     On December 10, 1992, National granted an option to an officer of National to purchase all or any part of the number of shares of National's common stock which, when issued, would equal 5% of the total number of shares of common stock outstanding. The exercise price was $150,000, or the pro-rata amount in the event of partial exercise of the option. The option became exercisable, and was exercised, upon the merger of National with Network. As a result, the Company recognized $1,100,000 in compensation expense during the first quarter of the year ended March 31, 1998.

 8. COMMITMENTS:

     At March 31, 1997, the Company was committed under noncancellable, noncapitalizable agreements for fixed cost transmission facilities that require minimum payments of approximately $19,100,000 in 1998, $9,450,000 in 1999, $8,100,000 in 2000 and $3,375,000 in 2001.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     The Company leases office facilities and certain equipment under noncancellable operating leases having initial or remaining terms of more than one year. Rent expense related to these leases was approximately $697,000, $497,000, and $178,000 for the years ended March 31, 1997, 1996 and 1995, respectively. Approximate minimum lease payments under these operating leases are as follows:

1998..............................  $674,000
1999..............................   672,000
2000..............................   539,000
2001..............................   242,000
2002..............................    30,000

     In April 1996, the Company entered into a sale-leaseback transaction whereby the Company sold communications equipment to a financial institution and obtained a lease for the communications equipment. The lease requires annual payments of $165,000 and expires in March 2000. No gain or loss was recognized upon consummation of the sale-leaseback transaction. The lease is accounted for as an operating lease.

     Certain of the Company's facility leases include renewal options and all leases include provisions for rent escalation to reflect increased operating costs and/or require the Company to pay certain maintenance and utility costs.

 9. CONTINGENCIES:

     On February 8, 1996, President Clinton signed the Telecommunications Act of 1996 (the "Telecom Act"), which permits, without limitation, the Regional Bell Operating Companies ("RBOCs") to provide domestic and international long distance services to customers located outside of the RBOCs home regions; permits a petitioning RBOC to provide domestic and international long distance service to customers within its home regions upon a finding by the Federal Communications Commission (the "FCC") that a petitioning RBOC has satisfied certain criteria for opening up its local exchange network to competition and that its provision of long distance services would further the public interest; and removes existing barriers to entry into local service markets. Additionally, there are significant changes in the manner in which carrier-to-carrier arrangements are regulated at the federal and state level; procedures to revise universal service standards; and, penalties for unauthorized switching of customers. The FCC has instituted and, in most instances, completed proceedings addressing the implementation of this legislation.

     On August 8, 1996, the FCC released its First Report and Order in the Matter of Implementation of the Local Competition Provisions in the Telecom Act (the "FCC Interconnect Order"). In the FCC Interconnect Order, the FCC established nationwide rules designed to encourage new entrants to participate in the local service markets through interconnection with the incumbent local exchange carriers ("ILEC"), resale of the ILECs retail services and unbundled network elements. These rules set the groundwork for the statutory criteria governing RBOC entry into the long distance market. The Company cannot predict the effect such legislation or the implementing regulations will have on the Company or the industry. Motions to stay implementation of the FCC Interconnect Order have been filed with the FCC and federal courts of appeal. Appeals challenging, among other things, the validity of the FCC Interconnect Order have been filed in several federal courts of appeal and assigned to the Eighth Circuit Court of Appeals for disposition. The Eighth Circuit Court of Appeals has stayed the pricing provisions of the FCC Interconnect Order. The United States Supreme Court has declined to review the propriety of the stay. The Company cannot predict either the outcome of these challenges and appeals or the eventual effect on its business or the industry in general.

     On December 24, 1996, the FCC released a Notice of Proposed Rulemaking seeking to reform the FCC's current access charge policies and practices to comport with a competitive or potentially competitive local access service market. On May 7, 1997, the FCC announced that it will issue a series of orders that reform Universal Services Subsidy allocations, adopt various reforms to the existing rate structure for interstate access

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES that are designed to reduce access charges, over time, to more economically efficient levels and rate structures. In particular, the FCC adopted changes to its rate structures for Common Line, Local Switching and Local Transport rate elements. The FCC generally removed from minute-of-use access charges costs that are not incurred on a per-minute-of-use basis, with such costs being recovered through flat rate charges. Additional charges and details of the FCC's actions are to be addressed when Orders are released within the near future. Access charges are a principal component of the Company's transmission costs. The Company cannot predict whether or not the result of these proceedings will have a material impact upon its financial position or results of operations.

     On May 21, 1997, the former Chief Executive Officer ("CEO") of the Company initiated litigation against the Company in an effort to obtain the release of shares subject to the common stock escrow agreement discussed in Note 2, or to be otherwise compensated. Based on the fair market value of freely tradable common shares of the Company, the fair market value of the shares subject to litigation at May 21, 1997 was approximately $2,650,000. The outcome of this litigation, which the Company is vigorously defending, is uncertain. However, if any of the escrowed shares of common stock are released, earnings (loss) per common share would be reduced. The fair value of any shares released from escrow or any cash payment made to the former officer in connection with the litigation would be charged to expense.

     The Company is involved in legal proceedings generally incidental to its business. While the results of these various legal matters contain an element of uncertainty, the Company believes that the probable outcome of any of these matters, or all of them combined, should not have a material adverse effect on the Company's consolidated results of operations or financial position.

10. RELATED PARTY TRANSACTIONS:

     The Company held notes receivable and related accrued interest from various employees of $211,000 and $262,000 as of March 31, 1997 and 1996, respectively. These notes, which are unsecured, include non-interest bearing notes and notes bearing interest at a rate of 8%.

     The Company is indebted to shareholders under notes payable aggregating $13,000 and $107,000, respectively, at March 31, 1997 and 1996. The note payable outstanding at March 31, 1997 bears interest at 8% and matures October 1997. The notes are secured by communications equipment.

     The Company leases office space and a retail facility from shareholders under two operating leases. Annual rentals under the leases totaled $33,000, $37,000, and $36,000, respectively, for the years ended March 31, 1997, 1996 and 1995.

     The Company made various payments to, and on the behalf of two consulting companies owned by a shareholder and director of the Company. Amounts charged for consulting expenses were $867,000, $676,000 and $583,000 for the years ended March 31, 1997, 1996 and 1995, respectively.

11. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

     Interest paid by the Company during the years ended March 31, 1997, 1996 and 1995 amounted to $521,000, $351,000, and 151,000, respectively. Income taxes paid during the years ended March 31, 1997, 1996 and 1995, were $1,538,000, $619,000 and $648,000, respectively.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     In conjunction with business combinations and customer base acquisitions during the years ended March 31, 1997, 1996 and 1995, assets acquired and non-cash consideration issued were as follows:

                                                      MARCH 31,
                                       ----------------------------------------
                                          1997           1996           1995
                                       -----------    -----------    ----------
Fair value of tangible assets
  acquired...........................  $   776,000    $ 2,135,000    $  438,000
Excess of cost over tangible assets
  acquired...........................    4,887,000      7,330,000     1,771,000
Accounts receivable forgiven.........           --       (893,000)     (196,000)
Liabilities assumed..................           --       (650,000)           --
Notes payable issued.................           --       (532,000)           --
Common stock issued..................   (1,862,000)    (6,289,000)     (232,000)
                                       -----------    -----------    ----------
Cash paid............................  $ 3,801,000    $ 1,101,000    $1,781,000
                                       ===========    ===========    ==========

     For the year ended March 31, 1997, noncash transactions also included $1,441,000 of transfers of marketable securities to officers and $801,000 of transfers of marketable securities from officers. For the year ended March 31, 1996, noncash transactions also included debt incurred for purchase of equipment of $29,000, relinquishment of the title to land in exchange for extinguishment of debt of $345,000 and other noncash transactions of $8,000. For the year ended March 31, 1995, noncash transactions included retirement of treasury stock of $147,000, capital lease obligations incurred of $67,000, issuance of debt of $600,000 to purchase land, other noncash transactions of $25,000 and redemption of preferred stock of $191,000.

12. CONCENTRATIONS AND TELECOMMUNICATIONS INDUSTRY RISKS:

     The Company faces intense competition in providing long distance telecommunications service. Domestically, the Company competes for services with AT&T, MCI, Sprint and WorldCom, the local exchange carriers ("LECs") and other national and regional interexchange carriers ("IXCs"), where permissible. Certain of these companies have substantially greater market share and financial resources than the Company, and some of them are the source of communications capacity used by the Company to provide its own services.

     The Company's long distance telephone business is dependent upon lease or resale arrangements with fiber-optic and digital microwave carriers for the transmission of calls. The future profitability of the Company is based upon its ability to transmit long distance telephone calls over transmission facilities leased from others on a cost-effective basis. The Company is currently dependent on three primary carriers, Frontier Communications Services, Inc., WorldCom Network Services, Inc. and Sprint. The Company utilizes other fiber optic carriers to a lesser extent to supplement communication transport services, however, there can be no assurance that in the future the Company will continue to have access, on an ongoing basis, to transmission facilities at favorable rates.

     The telecommunications industry is subject to rapid and significant changes in technology. While the Company does not believe that, for the foreseeable future, these changes will either materially and adversely affect the continued use of fiber optic cable or materially hinder its ability to acquire necessary technologies, the effect of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, on the businesses of the Company cannot be predicted.

13. SUBSEQUENT EVENTS:

     In May 1997, the Company acquired Eastern Telecom International Corporation ("Eastern"), a provider of long distance telecommunications services, in a transaction to be accounted for as a purchase. The acquisition was consummated with the issuance of 3,633,272 shares of the Company's common stock and cash

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES of $1,980,000. At March 31, 1997, Eastern had total assets of $7,352,000 and shareholder's equity of $1,083,000. For the eleven month period ended March 31, 1997, Eastern had revenues of $20,429,000 and net income of $383,000.

     Subsequent to the acquisition discussed above, four principals of Eastern and National were elected to be members of the Board of Directors. In addition, a new Chairman of the Board of Directors and CEO, Chief Financial Officer and Treasurer, and Secretary were elected. The newly elected Chairman and Chief Executive Officer and Chief Financial Officer and Treasurer formerly served in similar capacities for Eastern. The newly elected Secretary formerly served as President and Chief Executive Officer of National.

     In December 1997, the Company signed a definitive agreement to merge with IXC Communications, Inc. ("IXC"). Upon closing (which is expected to occur in the second calendar quarter of 1998), IXC will acquire 100% of the outstanding common stock of the Company and the Company will become a wholly owned subsidiary of IXC. Under terms of the agreement, shareholders of the Company will receive 0.2998 shares of IXC common stock for each share of the Company's common stock. Warrants of the Company will be converted into options to purchase shares of IXC common stock at the exchange ratio of 0.2998.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                              DECEMBER 31, 1997
                                                              -----------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................     $ 1,087,067
  Marketable securities.....................................              --
  Accounts receivable, net of allowance for doubtful
     accounts of $2,338,000 at December 31, 1997............      16,592,857
  Other receivables.........................................         385,299
  Deferred income tax asset.................................         344,599
  Other current assets......................................         723,284
                                                                 -----------
          Total current assets..............................      19,133,106
Property and equipment
  Land......................................................          50,000
  Building and improvement..................................         554,890
  Telecommunications equipment..............................       5,440,388
  Furniture and fixtures....................................       3,250,402
                                                                 -----------
                                                                   9,295,680
  Less accumulated depreciation.............................       4,357,809
                                                                 -----------
          Total property and equipment, net.................       4,937,871
Customer acquisition costs, net.............................       4,904,295
Goodwill, net...............................................      20,749,526
Other intangibles, net......................................          44,637
Other assets................................................         140,792
                                                                 -----------
          Total assets......................................     $49,910,227
                                                                 ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $ 1,381,560
  Accrued transmission cost.................................      12,486,589
  Accrued merger and other related charges..................         345,000
  Accrued compensation......................................       1,193,073
  Other accrued liabilities.................................       3,071,147
  Current maturities of long-term debt and capital lease
     obligations............................................         117,516
                                                                 -----------
          Total current liabilities.........................      18,594,885
Deferred income tax liability...............................         676,114
Long-term debt and capital lease obligation.................       1,024,739
Series A convertible preferred stock -- $.01 par value; no
  shares issued and outstanding at December 31, 1997 and
  March 31, 1997 respectively...............................              --
Stockholders' equity
  Common stock -- $.0001 par value; 20,000,000 shares
     authorized; 13,149,600 shares outstanding at December
     31, 1997...............................................           1,315
  Additional paid-in capital................................      38,758,327
  Retained earnings (deficit)...............................      (9,052,863)
  Treasury stock............................................         (92,290)
  Unrealized holding loss on marketable securities..........              --
                                                                 -----------
          Total stockholders' equity........................      29,614,489
                                                                 -----------
          Total liabilities and stockholders' equity........     $49,910,227
                                                                 ===========

    The accompanying notes are an integral part of this financial statement.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                              FOR THE NINE MONTHS ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Revenues (Including excise taxes of $4,260,000 and
  $3,334,000 for the nine months ended December 31, 1997 and
  1996, respectively).......................................  $78,463,517   $63,430,220

Operating expenses:
  Transmission costs........................................   49,227,012    41,953,727
  Selling, general and administrative.......................   21,250,354    16,604,849
  Depreciation and amortization.............................    3,337,189     1,767,799
  Provision for losses on accounts receivable...............    2,354,485     2,852,098
  Merger expenses and other related charges.................    2,496,445            --
  Provision to reduce carrying value of certain assets......    4,024,946     4,050,000
  Stock compensation related to merger......................    1,100,000            --
                                                              -----------   -----------
          Total operating expenses..........................   83,790,431    67,228,473
Operating income (loss).....................................   (5,326,914)   (3,798,253)
Interest (income) expense, net..............................      336,269       449,378
Other (income) expense......................................     (100,123)       19,031
                                                              -----------   -----------
Income (loss) before income taxes...........................   (5,563,060)   (4,266,662)
Provision (benefit) for income taxes........................      546,888      (152,718)
                                                              -----------   -----------
Net income (loss) applicable to common shareholders.........  $(6,109,948)  $(4,113,944)
                                                              ===========   ===========
Net income (loss) per share -- basic and
  diluted...................................................  $     (0.49)  $     (0.45)
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              FOR THE NINE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $(6,109,948)   $(4,113,944)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation...........................................    1,200,104        818,462
     Amortization...........................................    2,137,085        949,337
     Provision for bad debts................................    2,354,485      2,852,098
     Provision for deferred income taxes....................           --     (1,157,374)
     Gain on sale of assets.................................       22,928             --
     Provision for employee stock incentive plan............        4,091         38,062
     Compensation expense related to exercise of stock
      options...............................................    1,100,000             --
     Loss on impairment of certain assets...................    4,024,946      4,050,000
     Changes in assets and liabilities, net of effect of
      business combinations:
       (Increase) decrease in accounts receivable...........   (3,181,820)    (1,055,342)
       (Increase) decrease in other current assets..........      179,074        123,241
       (Increase) decrease in other assets..................      699,723        218,596
       Increase (decrease) in accrued transmission costs....    3,028,935      1,572,185
       Increase (decrease) in accounts payable..............   (1,343,371)    (1,643,607)
       Increase (decrease) in accrued merger costs..........      320,550             --
       Increase (decrease) in accrued liabilities...........     (210,283)       772,134
                                                              -----------    -----------
          Net cash provided by operating activities.........    4,226,499      3,423,848
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................   (1,121,965)      (493,138)
  Sale of short-term investments, net.......................      788,124     (3,829,181)
  Acquisition and related costs.............................   (2,508,493)            --
  Decrease (increase) in other intangible assets............      (45,394)        92,399
  Proceeds from disposal of equipment.......................           --        764,363
                                                              -----------    -----------
          Net cash used in investing activities.............   (2,887,728)    (3,465,557)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings (repayments) under line of credit..........      625,793     (1,378,689)
  Principal payments on debt................................   (2,452,044)    (1,008,169)
  Proceeds from issuance of debt............................           --      3,250,000
  Decrease in capital lease obligation......................     (635,981)       (63,305)
  Common stock issued pursuant to employee stock plan.......       98,312             --
  Equity issued pursuant to conversion of stock options.....      150,000             --
                                                              -----------    -----------
          Net cash provided by (used in) financing
             activities.....................................   (2,213,920)       799,837
                                                              -----------    -----------
          Net increase in cash and cash equivalents.........     (875,149)       758,128
          Effect of change in fiscal year-end...............           --        536,588
Cash and cash equivalents at beginning of period............    1,962,216      1,460,232
                                                              -----------    -----------
Cash and cash equivalents at end of period..................  $ 1,087,067    $ 2,754,948
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- MERGERS

     In May 1997, Network Long Distance, Inc. (the "Company") merged with Eastern Telecom International Corporation ("ETI"), a provider of long distance telecommunication services, in a transaction accounted for as a purchase. The merger was consummated with the issuance of 3,633,272 shares of the Company's common stock and cash payments of $1,979,603. The transaction resulted in an intangible asset of approximately $25,248,000 of which $3,815,000 and $21,433,000 have been allocated to customer base and goodwill, respectively. The Company is amortizing the customer base over a useful life of 3 years and the goodwill over a useful life of 20 years. The following represents the pro forma results of operations of the Company and ETI for the nine months ended December 31, 1997 and 1996, as if the acquisition had occurred as of the earliest date presented.

                                                    FOR THE NINE MONTHS ENDED
                                                           DECEMBER 31,
                                                    --------------------------
                                                       1997           1996
                                                    -----------    -----------
Revenues..........................................  $81,061,000    $79,037,000
Net loss..........................................   (7,368,000)    (3,661,000)
Net loss per share................................  $     (0.57)   $     (0.29)

NOTE 2 -- BASIS OF PRESENTATION

     The financial statements included herein are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Securities and Exchange Commission regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the financial statements reflect all adjustments (of a normal and recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods.

NOTE 3 -- REDUCTION IN CARRYING VALUE OF CERTAIN ASSETS

     During the nine month period ended December 31, 1997 the Company incurred non-cash charges related to a reduction in the carrying value of intangible assets associated with certain acquisitions. During the quarter ended December 31, 1997, current management noted that the attrition rates of the customer bases acquired under these acquisitions (the revenue of which currently represents less than 10% of total Company revenue) were substantially higher than the attrition expectations formerly established when the bases were previously analyzed in the quarters ended December 31, 1996 and March 31, 1997. As a result, applying the requirements of Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), management revised estimates of the recoverability of these intangible assets, resulting in a non-cash charge of $3,732,000. The write-down included $1,137,000 for customer acquisition costs associated with the purchase of selected assets from Value Tel, Inc., $431,000 for goodwill and $1,000,000 for customer acquisition costs associated with the purchase of selected assets from Universal Network Services, Inc., and the remaining amount for customer acquisition costs associated with the purchase of ten other customer bases. The fair values of these assets were determined by estimating the present value of future cash flows to be generated by these assets.

     Because of the higher than expected attrition rates, the Company analyzed the expected remaining lives of its customer base intangibles in accordance with SFAS 121. Consequently, the Company has established new periods for amortizing its customer base acquisition costs that it believes to be reasonable estimates of the remaining lives of these intangibles. After the Company's reassessment of amortization periods for its customer base acquisition costs, the remaining useful lives assigned by the Company are three years. This change in the remaining lives will be applied prospectively beginning January 1, 1998.

                  NETWORK LONG DISTANCE, INC. AND SUBSIDIARIES

     In connection with the revision of customer acquisition costs noted above, the Company reviewed the carrying values of other long-lived assets, applying the requirements of SFAS 121, and recognized impairments of $94,000 in other intangible assets, $130,000 for a decommissioned switch to be disposed of, and $69,000 for real estate to be disposed of.

NOTE 4 -- MERGER EXPENSES AND RELATED CHARGES

     The Company incurred merger expenses and other related charges of $271,000 during the quarter ended December 31, 1997. This amount consisted of severance payments, professional service fees and billing expenses incurred in connection with the integration and consolidation of the ETI and National Teleservice, Inc.
(NTI) mergers in May, 1997.

NOTE 5 -- NET INCOME (LOSS) PER SHARE

     Net income (loss) per share was calculated in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share." For the nine months ended December 31, 1997 and 1996, weighted average shares outstanding on a basic and diluted basis were 12,404,436 and 9,157,764, respectively. For the periods presented, the potential common shares were not considered because their effects would be anti-dilutive.

NOTE 6 -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     For the nine months ended December 31, 1997 and 1996, interest paid amounted to $395,000 and $465,000, respectively. Income taxes paid by the Company during the nine months ended December 31, 1997 and 1996 were $62,000 and $368,000, respectively.

NOTE 7 -- PROPOSED MERGER

     In December 1997, the Company signed a definitive agreement to merge with IXC Communications, Inc. (IXC). Upon closing (which is expected to occur in the second calendar quarter of 1998), IXC will acquire 100% of the outstanding common stock of the Company and the Company will become a wholly owned subsidiary of IXC. Under terms of the agreement, shareholders of the Company will receive 0.2998 shares of IXC common stock for each share of the Company's common stock. Warrants of the Company will be converted into options to purchase shares of IXC common stock at the exchange ratio of 0.2998.

                                    ANNEX A
                                    GLOSSARY

     Access charges -- The fees paid by long distance carriers to LECs for originating and terminating long distance calls on their local networks.

     Ameritech -- Ameritech Communications, Inc.

     ATM (asynchronous transfer mode) -- An information transfer standard that is one of a general class of technologies that relay traffic by way of an address contained within the first five bytes of a standard 53-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, video and data (multimedia).

     AT&T -- AT&T Corp.

     Cable & Wireless -- Cable & Wireless, P.L.C.

     CAP (Competitive Access Provider) -- A company that provides its customers with an alternative to the LEC for local transport of private line, special access and interstate transport of switched access telecommunications service.

     Capacity-intensive -- Refers to products which use comparatively large amounts of bandwidth.

     CCTS -- Consolidated Communications Telecom Services, Inc.

     Central Offices -- The switching centers or central switching facilities of the LECs.

     Dedicated -- Refers to telecommunications lines dedicated or reserved for use by particular customers along predetermined routes.

     Digital -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies (both fiber and microwave) employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers minimize distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission). Both IXC's microwave and fiber optic facilities transmit digital information.

     Digital route miles -- Route miles of IXC's microwave and fiber optic routes.

     DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second and can transmit only one voice or data transmission at a time. DS-1 service has a bit rate of 1.544 megabits per second and can transmit 24 simultaneous voice or data transmissions. DS-3 service has a bit rate of 45 megabits per second and can transmit 672 simultaneous voice or data transmissions.

     DS-3 miles -- A measure of the total capacity and length of a transmission path, calculated as the capacity of the transmission path in DS-3s multiplied by the length of the path in miles.

     DTI -- Digital Teleport, Inc.

     EBITDA -- Operating income (loss) plus depreciation and amortization. EBITDA is not a measurement determined in accordance with GAAP, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily comparable with similarly titled measures for other companies.

     800/888 service -- A telecommunications service for businesses that allows calls to be made to a specific location at no charge to the calling party. Use of the "800" or "888" service code denotes calls that are to be billed to the receiving party. A computer database in the provider's network translates the 800 or 888 number into a conventional telephone number.

     Enhanced data services -- Products and services designed for the transport and delivery of integrated information to include voice, data and video and any combination thereof.

     Excel -- EXCEL Communications, Inc.

     Facilities-based carrier -- Carriers who own transmission facilities.

     FCC -- Federal Communications Commission.

     Fiber miles -- The number of fiber route miles of a fiber optic route multiplied by the number of fiber strands in the route.

     Frame Relay -- A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not appropriate for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.

     Frontier -- Frontier Corporation.

     GAAP -- Generally Accepted Accounting Principles.

     GE Capital Communication -- GE Capital Communication Services Company.

     GEIC -- General Electric Investment Corporation.

     GST -- GST Net, Inc.

     GTE -- GTE Corporation.

     Hubs -- Collection centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     ISDN (Integrated Services Digital Network) -- A complex networking concept designed to provide a variety of voice, data and digital interface standards. Incorporated into ISDN are many new enhanced services, such as high-speed data file transfer, desktop video conferencing, telepublishing, telecommuting, telepresence learning-remote collaboration, data network linking and home information services.

     Interexchange Carrier -- A company providing inter-LATA or long distance services between LATAs on an intrastate or interstate basis.

     Inter-LATA -- InterLATA calls are calls that pass from one LATA to another. Typically, these calls are referred to as long distance calls.

     Intra-LATA -- IntraLATA calls are those local calls that originate and terminate within the same LATA.

     Intranet -- An infrastructure based on Internet standards and technologies that provides access to information within limited and well-defined groups such as universities, governments and other large organizations.

     Kilobit -- One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second."

     LATAs (local access and transport areas) -- The approximately 200 geographic areas that define the areas between which the RBOCs were prohibited from providing long distance services prior to the Telecom Act of 1996.

     LCI -- LCI International Management Services, Inc.

     LEC (local exchange carrier) -- A company providing local telephone services.

     Level III -- Level III Communications, Inc.

     Local loop -- A circuit within a LATA.

     Long distance switched services -- Telecommunications services such as residential long distance services that are processed through digital switches and delivered over long-haul circuits and other transmission facilities.

     MCI -- MCI Communications Corporation.

     Megabit -- One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second."

     MFS -- MFS Network Technologies, Inc.

     MOUs -- Minutes of use of long distance service.

     Non-facilities-based carrier -- Carriers that do not own transmission facilities.

     NTFC -- NTFC Capital Corporation.

     OC-3, OC-12, OC-48 and OC-192 -- Standard telecommunications industry measurements for optical transmission capacity distinguishable by bit rate transmitted per second and the number of voice or data transmissions that can be simultaneously transmitted through fiber optic cable. An OC-3 is generally equivalent to three DS-3s and has a bit rate of 155.52 megabits per second and can transmit 2,016 simultaneous voice or data transmissions. An OC-12 has a bit rate of 622.08 megabits per second and can transmit 8,064 simultaneous voice or data transmissions. An OC-48 has a bit rate of 2,488.32 megabits per second and can transmit 32,256 simultaneous voice or data transmissions. An OC-192 has a bit rate of 9,953.28 megabits per second and can transmit 129,024 simultaneous voice or data transmissions.

     Off-net -- Refers to circuits on transmission facilities not owned by IXC.

     On-net -- Refers to circuits on transmission facilities owned by IXC.

     Optronic -- a combination of optical and electronic equipment.

     Qwest -- Qwest Communications Corporation.

     RBOCs (regional Bell operating companies) -- The seven local telephone companies (formerly part of AT&T) established by court decree in 1982.

     Rockwell International -- Rockwell International Corp.

     Route miles -- The measure of the length of a transmission path in miles.

     SONET (synchronous optical network technology) -- An electronics and network architecture for variable-bandwidth products which enables transmission of voice, video and data (multimedia) at very high speeds.

     Sprint -- Sprint Corporation.

     Switch -- A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

     Telecom One -- Telecom One, Inc.

     The Williams Companies -- The Williams Companies, Inc.

     Vyvx -- Vyvx, Inc., a subsidiary of The Williams Companies, Inc.

     Westel -- Westel International, Inc.

     WilTech -- The WilTech Group, a subsidiary of The Williams Companies, Inc.

     WilTel -- WilTel Network Services, Inc., a subsidiary of The Williams Companies, Inc.

     WorldCom -- WorldCom, Inc.

                                                                         ANNEX B

                               STOCK ACQUISITION
                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                           IXC COMMUNICATIONS, INC.,
                            IXC LONG DISTANCE, INC.,
                           PISCES ACQUISITION CORP.,
                                      AND
                    NETWORK LONG DISTANCE, INC., AS AMENDED

                               DECEMBER 19, 1997

                               TABLE OF CONTENTS

ARTICLE I
     THE MERGER.............................................   B-5
     Section 1.1  The Merger................................   B-5
     Section 1.2  Effective Time............................   B-5
     Section 1.3  Effects of the Merger.....................   B-5
     Section 1.4  Certificate of Incorporation and Bylaws...   B-5
     Section 1.5  Officers and Directors....................   B-6
     Section 1.6  Further Actions...........................   B-6
ARTICLE II
     CONVERSION AND EXCHANGE OF SHARES, CLOSING.............   B-6
     Section 2.1  Conversion and Exchange of Shares.........   B-6
     Section 2.2  Surrender of Shares.......................   B-7
     Section 2.3  Stock Transfer Books......................   B-7
     Section 2.4  Date, Time and Place of Closing...........   B-7
     Section 2.5  Deliveries by Network at Closing..........   B-7
     Section 2.6  Deliveries by IXC at Closing..............   B-8
ARTICLE III
     REPRESENTATIONS AND WARRANTIES OF NETWORK..............   B-8
     Section 3.1  Corporate Existence.......................   B-8
     Section 3.2  Subsidiaries..............................   B-8
     Section 3.3  Corporate Power and Authority.............   B-8
     Section 3.4  Capitalization............................   B-8
     Section 3.5  Binding Effect............................   B-9
     Section 3.6  Execution and Delivery Permitted..........   B-9
     Section 3.7  Reports and Financial Statements..........   B-9
     Section 3.8  Absence of Certain Changes................  B-10
     Section 3.9  No Undisclosed Liabilities................  B-11
     Section 3.10 RESERVED..................................  B-11
     Section 3.11 Benefit Plans; ERISA......................  B-11
     Section 3.12 Litigation................................  B-12
     Section 3.13 Compliance with Laws......................  B-13
     Section 3.14 Taxes.....................................  B-13
     Section 3.15 Banks.....................................  B-14
     Section 3.16 Contracts.................................  B-14
     Section 3.17 Titles, Real Property Matters.............  B-14
     Section 3.18 Environmental Matters.....................  B-15
     Section 3.19 Broker's Fees.............................  B-15
     Section 3.20 Labor Matters.............................  B-15
     Section 3.21 Conflicts of Interest.....................  B-15
     Section 3.22 Insurance Coverage........................  B-16
     Section 3.23 RESERVED..................................  B-16
     Section 3.24 Correct Records...........................  B-16
     Section 3.25 Vote Required.............................  B-16
     Section 3.26 Accounting Matters........................  B-16
     Section 3.27 Registration Statement and Proxy
      Statement.............................................  B-16
     Section 3.28 Opinion of Financial Advisor..............  B-17
     Section 3.29 Letters of Agency.........................  B-17

     Section 3.30 Permits...................................  B-17
     Section 3.31 Section 203 Not Applicable................  B-17
     Section 3.32 Disclaimer................................  B-17
     Section 3.33 Due Diligence Investigation...............  B-17
     Section 3.34 Form of Warrant...........................  B-17
ARTICLE IV
     COVENANTS OF NETWORK...................................  B-17
     Section 4.1  Maintenance of Business...................  B-17
     Section 4.2  Negative Covenants........................  B-18
     Section 4.3  Organization, Goodwill....................  B-19
     Section 4.4  RESERVED..................................  B-19
     Section 4.5  Corporate Action..........................  B-19
     Section 4.6  Third Party Consents......................  B-19
     Section 4.7  Securities Laws...........................  B-19
     Section 4.8  Communications Laws.......................  B-19
     Section 4.9  Notice of Proceedings.....................  B-19
     Section 4.10 Confidentiality...........................  B-20
     Section 4.11 RESERVED..................................  B-20
     Section 4.12 Adverse Events............................  B-20
     Section 4.13 Shareholders' Approval....................  B-20
     Section 4.14 Rule 145 Affiliates.......................  B-20
     Section 4.15 Tax Returns...............................  B-21
     Section 4.16 No Solicitation...........................  B-21
ARTICLE V
     REPRESENTATIONS AND WARRANTIES OF IXC, IXC LONG
      DISTANCE AND ACQUISITION..............................  B-21
     Section 5.1  Corporate Existence.......................  B-21
     Section 5.2  Corporate Power and Authority.............  B-21
     Section 5.3  Capitalization............................  B-21
     Section 5.4  Binding Effect............................  B-21
     Section 5.5  Execution and Delivery Permitted..........  B-22
     Section 5.6  Reports and Financial Statements..........  B-22
     Section 5.7  Absence of Certain Changes................  B-23
     Section 5.8  No Undisclosed Liabilities................  B-23
     Section 5.9  RESERVED..................................  B-23
     Section 5.10 Benefit Plans; ERISA......................  B-23
     Section 5.11 Litigation................................  B-24
     Section 5.12 Compliance with Laws......................  B-24
     Section 5.13 Tax Returns...............................  B-25
     Section 5.14 Environmental Matters.....................  B-25
     Section 5.15 RESERVED..................................  B-25
     Section 5.16 Labor Matters.............................  B-25
     Section 5.17 RESERVED..................................  B-25
     Section 5.18 RESERVED..................................  B-25
     Section 5.19 Correct Records...........................  B-25
     Section 5.20 Vote Required.............................  B-25
     Section 5.21 Accounting Matters........................  B-25
     Section 5.22 Registration Statement and Proxy
      Statement.............................................  B-26

     Section 5.23 RESERVED..................................  B-26
     Section 5.24 Disclaimer................................  B-26
     Section 5.25 Due Diligence Investigation...............  B-26
ARTICLE VI
     COVENANTS OF IXC.......................................  B-26
     Section 6.1  Maintenance of Business...................  B-26
     Section 6.2  Negative Covenants........................  B-26
     Section 6.3  RESERVED..................................  B-27
     Section 6.4  RESERVED..................................  B-27
     Section 6.5  Corporate Action..........................  B-27
     Section 6.6  Third Party Consents......................  B-27
     Section 6.7  Securities Laws...........................  B-27
     Section 6.8  Communications Laws.......................  B-27
     Section 6.9  Notice of Proceedings.....................  B-28
     Section 6.10 Confidentiality...........................  B-28
     Section 6.11 RESERVED..................................  B-28
     Section 6.12 RESERVED..................................  B-28
     Section 6.13 Adverse Events............................  B-28
     Section 6.14 RESERVED..................................  B-28
     Section 6.15 Issuance of Shares........................  B-28
ARTICLE VII
     ADDITIONAL AGREEMENTS..................................  B-28
     Section 7.1  Applications to Commissions...............  B-28
     Section 7.2  Joint Proxy Statement and Registration
      Statement.............................................  B-29
     Section 7.3  HSR Filings...............................  B-29
     Section 7.4  Expenses..................................  B-29
ARTICLE VIII
     CONDITIONS TO CLOSING..................................  B-30
     Section 8.1  IXC, IXC Long Distance and Acquisition
      Conditions to Closing.................................  B-30
     Section 8.2  Network Conditions to Closing.............  B-31
     Section 8.3  Mutual Conditions to Obligations of
      Network and IXC.......................................  B-31
ARTICLE IX
     MISCELLANEOUS..........................................  B-32
     Section 9.1  Survival..................................  B-32
     Section 9.2  Termination of Agreement; Termination
      Fee...................................................  B-32
     Section 9.3  Effect of Termination or Abandonment......  B-33
     Section 9.4  Liabilities...............................  B-33
     Section 9.5  Assignment................................  B-33
     Section 9.6  Further Assurances........................  B-33
     Section 9.7  Notices...................................  B-33
     Section 9.8  Entire Agreement..........................  B-34
     Section 9.9  Rules of Construction.....................  B-34
     Section 9.10 Law Governing.............................  B-34
     Section 9.11 Waiver of Provisions......................  B-34
     Section 9.12 Successors................................  B-35
     Section 9.13 Counterparts..............................  B-35
     Section 9.14 Public Statements or Releases.............  B-35
     Section 9.15 Severability..............................  B-35
     Section 9.16 No Third Party Beneficiaries..............  B-35

                 STOCK ACQUISITION AGREEMENT AND PLAN OF MERGER

     THIS STOCK ACQUISITION AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of the 19th day of December, 1997, by and among IXC Communications, Inc., a Delaware corporation ("IXC"), IXC Long Distance, Inc., a Delaware corporation and a wholly-owned subsidiary of IXC ("IXC Long Distance"), Pisces Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of IXC Long Distance ("Acquisition"), and Network Long Distance, Inc., a Delaware corporation ("Network").

     WHEREAS, Network is engaged in the business of providing communications services;

     WHEREAS, IXC Long Distance has formed Acquisition as a wholly-owned subsidiary in order to effect the merger of Acquisition with and into Network (the "Merger") in accordance with this Agreement and in accordance with the laws of the state of Delaware so that, upon consummation of the Merger, Network will be a wholly-owned subsidiary of IXC Long Distance, and Acquisition will cease to exist;

     WHEREAS, it is the intent of the parties that the Merger qualify as a reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(b) of the Code;

     WHEREAS, it is the intent of the parties that the Merger shall be recorded for accounting purposes as a pooling-of-interests;

     WHEREAS, this Agreement has been approved by the respective boards of directors of IXC, IXC Long Distance, Acquisition and Network; and

     WHEREAS, the parties desire to induce each other to enter into this Agreement by making certain representations, warranties and covenants contained herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, covenants, representations, warranties and promises set forth herein, and in order to prescribe the terms and conditions of the Merger, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 The Merger. At the Effective Time (as defined in Section 1.2), upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the "Corporation Law"), Acquisition will be merged with and into Network in the Merger, whereupon Network shall continue as the surviving corporation (the "Surviving Corporation") under the name "Eclipse Telecommunications, Inc.," and the separate corporate existence of Acquisition shall cease.

     Section 1.2 Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, but subject to the terms of Section 2.2, the parties shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, the Corporation Law (the date and time of such filing, or such later date or time as set forth herein, being the "Effective Time").

     Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 251 et seq. of the Corporation Law.

     Section 1.4 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and the Bylaws of Network as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law, except that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is "Eclipse Telecommunications, Inc."

     Section 1.5 Officers and Directors. The directors of Acquisition immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, and the officers of Network immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified. The directors of Network immediately prior to the Effective Time shall resign from their positions as directors of Network, effective as of the Effective Time.

     Section 1.6 Further Actions. At and after the Effective Time, the Surviving Corporation shall take all action as shall be required in connection with the Merger, including, but not limited to, the execution and delivery of any further deeds, assignments, instruments or documentation as are necessary or desirable to carry out the provisions of this Agreement.

                                   ARTICLE II

                            CONVERSION AND EXCHANGE
                               OF SHARES, CLOSING

     Section 2.1 Conversion and Exchange of Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of common stock, par value $.0001 per share, of Network (the "Network Common"), Network, or IXC:

          (a) All shares of Network Common which are held by Network, if any, shall be canceled and retired and shall cease to exist and no stock of IXC or other consideration shall be delivered in exchange therefor. Each share of common stock, par value $.01 per share, of Acquisition shall be canceled and retired and be converted into the right to receive one share of the Surviving Corporation's common stock.

          (b) Except as set forth in Section 2.1(a), each share of Network Common issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.2998 shares (the "Exchange Ratio") of common stock, par value $.01 per share, of IXC (the "IXC Common") (the "Share Consideration").

          (c) All warrants or rights to purchase shares of Network Common issued and outstanding immediately prior to the Effective Time (the "Warrants") shall be canceled and converted into the right to receive an option (a "New Warrant") to acquire shares of IXC Common equal to the number of shares of Network Common subject to purchase under such Warrant multiplied by the Exchange Ratio (the "Warrant Consideration"). Each New Warrant shall reflect the application of the Exchange Ratio to the Warrant exchanged therefor and contain other terms and conditions mutually acceptable to Network and IXC; provided, however, that the period of time during which each New Warrant may be exercised shall not be shorter than that of the Warrant exchanged therefor. The Warrant Consideration and the Share Consideration are referred to together herein as the "Merger Consideration".

          (d) Notwithstanding Section 2.1(b), no fractional share of IXC Common shall be issued in the Merger as part of the Share Consideration. In lieu thereof, any person who would otherwise have been entitled to receive a fraction of a share of IXC Common shall receive cash (without interest) in an amount equal to such fractional share of IXC Common multiplied by the closing price of one share of IXC Common on the Nasdaq National Market System at the close of business on the first business day preceding the Effective Time. Network shall make available to the Agent, as required from time to time following the Closing, cash necessary for this purpose and, for the avoidance of doubt, the Merger Consideration includes cash payable pursuant to this Section 2.1(d). Notwithstanding Section 2.1(c), if the application of the Exchange Ratio to any Warrant would result in a New Warrant being issued to acquire any fractional share, any such fractional share less than one-half shall be rounded down to the prior whole share number and any such fractional share of one-half or more shall be rounded up to the next whole share number. No person will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

          (e) Network acknowledges and represents that 313,000 shares of Network Common issued to Michael Ross and held in escrow are included in the 13,393,678 shares of Network Common outstanding and that any release of such shares from such escrow, whether to Mr. Ross, Network, or the Surviving Corporation, will have no effect whatsoever on the Exchange Ratio.

          (f) In the event of any reclassification, recapitalization or stock split with respect to IXC Common (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio and all references to the Exchange Ratio in this Agreement shall be deemed to be the Exchange Ratio as so adjusted.

     Section 2.2 Surrender of Shares. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed (a) to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Network Common (the "Certificates"), and (b) to each record holder, as of the Effective Time, of a Warrant, in each case, a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Warrants, as applicable, shall pass, only upon proper delivery thereof to the trust company to act as agent for the holders of Network Common and Warrants in connection with the Merger (the "Agent") and instructions for use in effecting the surrender of the Certificates or Warrants, as applicable, for payment of the Merger Consideration. Upon surrender to the Agent of a Certificate or Warrant, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of each Certificate or Warrant shall be entitled to receive in exchange therefor the Merger Consideration and such Certificate or Warrant, respectively, shall then be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate or Warrant is registered on the stock transfer books of Network, it shall be a condition of payment that the Certificate or Warrant so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Warrant surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

     Section 2.3 Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of Network shall be closed and thereafter there shall be no further registration or transfer of Network Common. From and after the Effective Time, the holders of Network Common outstanding immediately prior to the Effective Time shall cease to have any rights with respect to Network Common except as otherwise provided herein or by applicable law.

     Section 2.4 Date, Time and Place of Closing. The closing of the Merger (the "Closing") shall be held within five business days following the satisfaction or waiver of all of the conditions set forth in Article VIII hereof, at such place, time and date as the parties hereto shall mutually agree. The date of the Closing is referred to herein as the "Closing Date."

     Section 2.5 Deliveries by Network at Closing. At the Closing, and thereafter as may be reasonably requested by IXC, Network shall deliver to IXC the following, all in form and content reasonably acceptable to IXC and its counsel:

          (a) Certified copies of duly adopted resolutions of the Board of Directors and stockholders of Network authorizing, approving, and consenting to the execution and delivery of this Agreement, and the other agreements contemplated hereby (the "Transaction Documents") to which it is a party, to the consummation of the transactions contemplated herein and therein, and to the performance of the agreements set forth herein and therein;

          (b) The waiver, release, consent, estoppel certificate or other document of any person, corporation, association, or other entity of any nature whatsoever, in form reasonably acceptable to IXC, which are a condition to Closing of IXC, IXC Long Distance or Acquisition under Article VIII hereof or which IXC in its reasonable judgment deems necessary to (i) consummate the transactions contemplated hereby and (ii) make the warranties and representations made by Network in this Agreement true;

          (c) Duly executed employment agreements (the "Employment Agreements") in mutually reasonably satisfactory form and content and with such senior executives of Network as IXC may reasonably request;

          (d) An opinion of Network's counsel dated as of the Closing Date in form and content reasonably satisfactory to IXC;

          (e) All corporate minute books, stock ledger and transfer books and all other books and records, and the corporate seal of Network; and

          (f) Such other documents as IXC or its counsel may reasonably request.

     Section 2.6 Deliveries by IXC at Closing. At the Closing, IXC will deliver the following, all in form and content reasonably acceptable to Network and its counsel:

          (a) Certified copies of duly adopted resolutions of the Board of Directors of IXC authorizing, approving, and consenting to the execution and delivery of this Agreement and the Transaction Documents to which it is a party, to the consummation of the transactions contemplated herein and therein, and to the performance of the agreements set forth herein and therein;

          (b) The waiver, release, consent, estoppel certificate or other document of any person, corporation, association, or other entity of any nature whatsoever, in form reasonably acceptable to Network, which are a condition to Closing of Network under Article VIII hereof or which Network in its reasonable judgment deems necessary to (i) consummate the transactions contemplated hereby and (ii) make the warranties and representations made by IXC in this Agreement true;

          (c) An opinion of IXC's counsel dated as of the Closing Date in form and content reasonably satisfactory to Network;

          (d) Duly executed Employment Agreements; and

          (e) Such other documents as Network or its counsel may reasonably request.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF NETWORK

     Network represents and warrants to IXC as follows:

     Section 3.1 Corporate Existence. Network and each of the Subsidiaries (as defined in Section 3.2) is duly organized, validly existing, and in good standing under the laws of the state of its incorporation. Attached hereto as
Exhibit 3.1 is a complete and correct copy of the Certificate of Incorporation and Bylaws (together with all amendments thereto) of Network. Each of Network and the Subsidiaries is duly certified or licensed in each state and jurisdiction where such qualification, certification or licensing is necessary or required for Network or such Subsidiary to conduct its business and offer communications services.

     Section 3.2 Subsidiaries. Network has no subsidiary corporations or any other interest in any corporation, partnership, association or joint venture, other than as described on Schedule 3.2 (the "Subsidiaries").

     Section 3.3 Corporate Power and Authority. Each of Network and the Subsidiaries has all requisite corporate power and authority to own its properties and assets, and to carry on the business in which it is now engaged. Network has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, and to perform its covenants set forth herein and therein.

     Section 3.4 Capitalization. The authorized capital stock of Network at December 19, 1997 consists of: (a) 20,000,000 shares of Network Common, of which 13,393,678 shares are issued and outstanding and no shares are held as treasury stock and (b) 25,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding and no shares are held as treasury stock. Other than this Agreement, and except as set forth on Schedule 3.4 hereto, there is not outstanding any subscription, option,
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warrant, call, right or other agreement or commitment obligating Network to issue, sell, deliver or transfer (including any right of conversion or exchange under any outstanding security or other instrument) any shares of the Network Common or any other securities or shares of the capital stock of Network. Other than this Agreement, and except as set forth on Schedule 3.4 hereto, there is not outstanding any subscription, option, warrant, call, right or other agreement or commitment obligating a Subsidiary to issue, sell, deliver or transfer (including any right of conversion or exchange under any outstanding security or other instrument) any securities or shares of the capital stock of such Subsidiary. All such issued and outstanding shares are validly issued, fully paid and nonassessable. There are no restrictions imposed by the Certificate of Incorporation or Bylaws of Network, and there are no other agreements, understandings or commitments, which would in any way affect or impair the transactions contemplated hereby.

     Section 3.5 Binding Effect. This Agreement and each of the Transaction Documents to be executed and delivered by Network in connection herewith, when executed and delivered, will be the legal, valid and binding obligation of Network, enforceable against it in accordance with their terms, except as enforceability may be limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors' rights generally and (b) general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

     Section 3.6 Execution and Delivery Permitted. The execution, delivery and performance of this Agreement, and the Transaction Documents, and the consummation of the transactions contemplated hereby or thereby, will not violate or result in a breach of any term of Network's or a Subsidiary's Certificate of Incorporation or Bylaws, result in a breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under or result in the termination of, or accelerate the performance required by, any term in any material agreement, tariff or other instrument to which Network or a Subsidiary is a party or by which it is bound (unless such default has been previously waived by the other party to such agreement, tariff or other instrument), violate any law or any order, rule, judgment, decree or award or regulation applicable to Network or a Subsidiary of any court or any regulatory body, administrative agency or other governmental instrumentality having jurisdiction over Network, such Subsidiary or any of their respective properties; and will not result in the creation or imposition of any lien, charge, or encumbrance of any nature whatsoever upon any of its assets, which lien, charge or encumbrance has not been removed prior to Closing. The Board of Directors of Network and the Stockholders have, or as of the Closing Date shall have taken all actions required by law and by Network's Certificate of Incorporation and Bylaws to authorize the execution, delivery and performance of this Agreement, together with its Schedules and Exhibits, and the consummation of the transactions contemplated by this Agreement or by any of the Exhibits. Except as set forth on Schedule 3.6 hereto, none of the execution, delivery or performance of this Agreement or any of the Transaction Documents, or the consummation of the transactions contemplated hereby or thereby requires any filing with or the consent or approval of any third party, including but not limited to any governmental body or entity other than (a) compliance with the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") (b) applications to the Federal Communications Commission ("FCC") and the certain state utility regulatory commissions in states in which Network or a Subsidiary offers services (such commissions together with the FCC constitute a "Commission" or the "Commissions"), (c) notifications to the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (d) the filing with the Delaware Secretary of State of the Certificate of Merger in respect of the Merger in accordance with the Corporation Law.

     Section 3.7 Reports and Financial Statements. Since March 31, 1996, to the extent Network has been required to make filings under the Securities Act, the Exchange Act or applicable state laws and regulations, Network has filed with the SEC or the applicable state regulatory authority, as the case may be, all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and applicable state laws and regulations, and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Network has previously delivered to IXC true and complete copies of its (a) Annual Report on Form 10-K for the fiscal

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

year ended March 31, 1997, as filed with the SEC, which includes the audited consolidated financial statements of Network and the Subsidiaries for the fiscal year then ended (the "Network Financial Statements"), (b) interim report on Form 10-Q for the quarters ended June 30, and September 30, 1997, which includes unaudited consolidated financial statements of Network and the Subsidiaries for the fiscal quarters then ended (the "Network Recent Financial Statements"), (c) proxy and information statements relating to all meetings (whether annual or special) of its shareholders (the "Shareholders"), and actions by written consent in lieu of a Shareholders' meeting, from March 31, 1997 until the date hereof, and (d) all other reports or registration statements filed by Network with the SEC since June 30, 1997 (collectively, the "Network SEC Reports"). As of their respective dates, the Network SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Network and the Subsidiaries included in the Network SEC Reports and the Network Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of Network and the Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and the absence of explanatory notes. The Network Financial Statements contain and reflect adequate reserves for (a) all known liabilities or obligations of any nature, whether absolute, contingent or otherwise, in accordance with GAAP and (b) all reasonably anticipated losses and costs in excess of expected revenue relating to such loss. The unaudited consolidated interim financial statements of Network, and the Subsidiaries included in the Network SEC Reports, have been similarly prepared and contain and reflect adequate reserves for (a) all known liabilities or obligations of any nature, whether absolute, contingent or otherwise, in accordance with GAAP and (b) all reasonably anticipated losses.

     Section 3.8 Absence of Certain Changes. Except as set forth on Schedule 3.8, since September 30, 1997 there has not been:

          (a) Any material adverse change in the financial condition, operations, business or prospects of Network and the Subsidiaries (a "Network Material Adverse Effect"), including, but not limited to, any state or federal regulatory proceedings against Network or a Subsidiary which could culminate in an order or other action which could have such an adverse change, excluding generally known industry trends and competitive conditions affecting the industry generally;

          (b) Any material physical damage or destruction, whether or not covered by insurance, which has resulted in, or reasonably could be expected to result in a Network Material Adverse Effect;

          (c) Any material labor dispute or threat thereof or any attempt to organize or reorganize the employees of Network or a Subsidiary for the purpose of collective bargaining;

          (d) Any direct or indirect redemption, purchase or other acquisition by Network of any of the Network Common or any other shares of capital stock of Network, or declaration of or payment or distribution of any kind of cash or other assets to any Shareholder;

          (e) Any employment, severance, consulting or other compensation contract, or any amendment or supplement thereto, entered into by Network or a Subsidiary with any director or officer, or any increase of compensation payable or to become payable to any of its officers, except for increases in compensation in the ordinary course of business;

          (f) Any communication, whether oral or written, to Network from Network's customers or suppliers or agencies regulating Network notifying it of, nor does Network, after making due inquiry, have any knowledge of, any potential developments affecting it, which would reasonably lead it to expect an Network Material Adverse Effect; or

          (g) Any satisfaction or discharge of any material lien by Network or a Subsidiary or payment by Network or a Subsidiary of any material obligation or liability, other than an obligation or liability
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

     included in the unaudited consolidated interim balance sheet of Network and the Subsidiaries as of September 30, 1997, current liabilities incurred since such date in the ordinary course of business, liabilities incurred in carrying out the transactions contemplated by this Agreement and obligations and liabilities under, and pursuant to the terms of, the contracts and agreements listed in Schedule 3.16 hereof;

          (h) Any sale or transfer of any assets or cancellation by Network or a Subsidiary of debts or claims having a value, in the aggregate, of more than $500,000, except, in each case, in the ordinary course of business;

          (i) Any knowing waiver by Network or a Subsidiary of any rights having a value, in the aggregate, in excess of $500,000;

          (j) Any mortgage, pledge or lien or other encumbrance of any of Network or a Subsidiary's assets, tangible or intangible; or

          (k) Any assignment, sale or transfer by Network or a Subsidiary of any material patent, trademark, trade name, trade secret, copyright or other intangible asset.

     Section 3.9 No Undisclosed Liabilities. Except as set forth on Schedule 3.9, as of September 30, 1997, neither Network nor any Subsidiary had any material liabilities, absolute or contingent, which are not shown on the Network Recent Financial Statements. All liabilities, absolute or contingent, of Network and any Subsidiary incurred subsequent to September 30, 1997, have, and as of the Closing Date will have been incurred only in the ordinary course of business. Neither Network nor any Subsidiary will, prior to the Closing, incur any single such liability incurred subsequent to the date of this Agreement in excess of $500,000 without the consent of IXC. The accounts, notes and other receivables, whether current or non-current, of Network and any Subsidiary shown in the Network Recent Financial Statements, and all such receivables of Network and any Subsidiary as at the Closing, arose from bona fide transactions.

     Section 3.10  RESERVED.

     Section 3.11  Benefit Plans; ERISA.

          (a) Schedule 3.11(a) lists all material contracts, agreements, arrangements and understandings, whether written or oral, with respect to the payment or delivery to any person of compensation, bonuses, perquisites, benefits and other items of value by Network or any Subsidiary providing benefits in excess of $25,000 per person per year.

          (b) Schedule 3.11(b) lists each employee of Network or any Subsidiary whose annual base salary is $75,000 or more and identifies the salary, commissions, bonuses, perquisites and benefits for each such employee.

          (c) No employee of Network or any Subsidiary will be entitled to severance or any similar pay by virtue of the transactions contemplated by this Agreement. Schedule 3.11(c) sets forth each employee of Network or any Subsidiary who has any right to severance or any similar pay in excess of $50,000 for any reason, listing the employee name, severance amount or method of calculation, and the basis for such right.

          (d) Schedule 3.11(d) contains a true and complete list of each written pension, profit sharing, other deferred compensation, bonus, incentive compensation, stock purchase, stock option, retirement, supplemental retirement, severance or termination pay, medical, hospitalization, life insurance, dental, disability, salary continuation, supplemental unemployment benefits plan, program, arrangement or contract maintained, contributed to, or required to be contributed to by Network or any Related Party (hereinafter defined) for the benefit of any current or former employee, director or agent of Network or any Related Party, whether or not any of the foregoing is funded and whether or not subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (collectively, the "Network Benefit Plans"). Network and its Related Parties do not have any express or implied commitment or contract to create any additional Network Benefit Plan or modify any existing Network Benefit Plan, in a manner

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     that would materially increase its costs other than as may be required to comply with ERISA or the Code. Network has delivered to IXC, with respect to each applicable Network Benefit Plan (i) true and complete copies of all material documents embodying each Network Benefit Plan including, without limitation, the plan and trust or other funding arrangement relating thereto, summary plan descriptions, employee handbooks or personnel manuals, and all amendments and supplements thereto; (ii) the most recent annual report (Series 5500 and all schedules thereto), if any, required by ERISA; and (iii) the most recent determination letter received from the Internal Revenue Service ("IRS"), if any. For purposes of this Section 3.11, "Related Party" means any member of a controlled group of corporations, a group of trades or businesses under common control or an affiliated service group, within the meaning of Section 414(b), (c), (m) or
     (o) of the Code, of Network.

          (e) Except as provided in Schedule 3.11(e) none of the Network Benefit Plans is intended by Network or any Related Party to meet, or is required to meet, the requirements of Section 401(a) of the Code and no Network Benefit Plan is subject to Title IV of ERISA.

          (f) Network and any Related Party have performed the obligations required to be performed by them under, and are not in default under or in violation of, any and all of the Network Benefit Plans in any material respect, and each Network Benefit Plan has been operated in all material respects in accordance with the requirements of all applicable laws and regulations. Neither any Network Benefit Plan or fiduciary nor Network or any Related Party has taken any action, or failed to take any action, that could subject it or any other person to any material liability for any excise tax under Chapter 43 of the Code or for breach of fiduciary duty with respect to or in connection with a Network Benefit Plan.

          (g) Except as provided in Schedule 3.11(g) at no time has Network or any Related Party been required to contribute to any "multiemployer plan" (within the meaning of Section 3(37) of ERISA) and Network and its Related Parties have no liability (contingent or otherwise) relating to the withdrawal or partial withdrawal from a multiemployer plan. Network and its Related Parties do not participate in any "multiple employer plans," within the meaning of Code Section 413(c).

          (h) No Network Benefit Plan provides or is required to provide group health, medical, death or survivor benefits to any former or retired employee of Network, a Related Party or beneficiary thereof, except to the extent (i) required under any state law or (ii) under Section 601 of ERISA.

          (i) No Network Benefit Plan or fiduciary has nor does Network or any Related Party have any material liability to any participant, beneficiary or other person under any provision of ERISA or any other applicable law by reason of any payment of, or failure to pay, benefits or other amounts with respect to or in connection with any Network Benefit Plan.

          (j) Except as set forth on Schedule 3.11(j), each Network Benefit Plan may be terminated by Network or its Related Parties within a period of thirty (30) days following the Closing Date without acceleration or additional vesting of any benefits and without payment of any amount as a penalty, bonus, premium, severance pay or other compensation or amount.

     Section 3.12  Litigation.  Except as set forth in Schedule 3.12:

          (a) There are no claims, suits, actions, or proceedings of any nature whatsoever in law or in equity, pending before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator, or, to the best knowledge of Network, threatened, nor are there, to the best knowledge of Network, any investigations, whether or not purportedly on behalf of Network, complaints or reviews by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or threatened against, relating to or affecting, Network or a Subsidiary which could have a Network Material Adverse Effect.

          (b) Neither Network nor any Subsidiary is operating under or subject to, nor in default with respect to, any order, writ, injunction, garnishment, levy or decree of any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, which could have a Network Material Adverse Effect. The use or ownership of Network's assets, the use or occupancy

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     of Network's or a Subsidiary's real property, and any interests related thereto, and the Merger does not constitute a default thereunder.

          (c) During the past five years, there has not been nor is there now pending, any claim(s) against any person in his or her capacity as either a director or officer of Network or a Subsidiary. Network has no actual knowledge or information of any act, error or omission which would give rise to such a claim.

          (d) There is no claim, legal action, suit, arbitration, governmental investigation or other legal or other administrative proceeding, including any bankruptcy proceeding, nor any order, decree or judgment in progress, pending, in effect or, to the knowledge of Network threatened, against or relating to Network or a Subsidiary, which would negatively affect the transactions contemplated by this Agreement.

     Section 3.13  Compliance with Laws.  Except as set forth on Schedule 3.13,
(i) Network's and each of the Subsidiaries' operation of its business is in compliance in all material respects with all applicable tariffs, laws, regulations and orders, and (ii) neither Network nor any Subsidiary has received written notice of any violation by Network or such Subsidiary of its tariffs or of laws, regulations and orders from any governmental entity having authority to enforce such tariffs, laws, regulations and orders, including, but not limited to, the Communications Act of 1934 as amended by (a) the Telecommunications Act of 1996 and (b) the Telephone Consumer Protection Act of 1991.

     Section 3.14 Taxes. Except as set forth in Schedule 3.14, (a) all federal income tax returns, and other federal tax returns, declarations of estimated tax or estimated tax deposit forms of every nature required to be filed by Network have been duly filed or will be duly filed as of Closing, and (b) all state, county and local tax returns and declarations of estimated tax or estimated tax deposit forms required to be filed by Network, have been duly filed (except where failure to file such returns, declarations or forms described in this clause (b) would not have a Network Material Adverse Effect) and all of the returns, declarations and forms referred to in clauses (a) and (b) were or will be when filed true, correct and complete in all material respects and Network has paid all taxes which have become due and owing or pursuant to any assessment received by it and has paid all installments of estimated tax due. None of such tax returns of Network or any such Subsidiary contains, or will contain, a disclosure statement under Section 6662 of the Code (or any predecessor statute) or any similar provision of state, local or foreign law. Where such returns and reports have not been audited and approved or settled, there has not been any waiver or extension of any applicable statute of limitations, and Network has not received any notice of deficiency or adjustment. Except as described on
Schedule 3.14, attached hereto and made a part hereof, the balance sheet in the Network Recent Financial Statements contains liabilities which are and will be sufficient for the payment of all respective federal, state, county, city and local taxes and assessments, whether current or deferred. All taxes and other assessments and levies which Network is required by law to withhold or to collect have been duly withheld and collected, and have been paid over to the proper governmental authorities or are held by Network in its bank accounts for such payment. All statements and reports required to be filed under any chapter of the Code by Network have been duly filed. No issue has been raised by the IRS or any other taxing authority in any examination which reasonably could be expected to result in a proposed deficiency for any period not previously examined and no state of facts exists or has existed which would constitute grounds for the assessment of any liability for taxes with respect to periods prior to the Closing which have not been examined by the IRS or any other taxing authority. Except as set forth in Schedule 3.14, there is no pending or, to the knowledge of Network, threatened action, audit, proceeding or investigation with respect to (i) the assessment or collection of taxes or (ii) a claim for refund made by Network or any Subsidiary with respect to taxes previously paid. No consent has been filed under Section 341(f) of the Code with respect to Network or any of the Subsidiaries. Neither Network nor any of the Subsidiaries was previously acquired in a "qualified stock purchase" under Section 338(d)(3) of the Code and no elections under Section 338(g) of the Code, protective carryover basis elections or offset prohibition elections are applicable to Network or any such Subsidiary or any predecessor corporation. Neither Network nor any of the Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code. Except as disclosed in Schedule 3.14, neither Network nor any of the Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law or regulations) by reason of change in accounting method nor does Network or any Subsidiary have any knowledge that the IRS (or other taxing
                                      B-13
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authority) has proposed, or is considering, any such change in accounting method. Neither Network nor any of the Subsidiaries is a party to any agreement, contract, arrangement or plan that would result in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code. None of the assets of Network or any of the Subsidiaries is property that is required to be treated as owned by any other Person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954 as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986 and none of the assets of the Network or any such Subsidiary is "tax exempt use property" within the meaning of Section 168(h) of the Code. None of the assets of Network or any of the Subsidiaries secures any debt the interest on which is tax exempt under Section 103 of the Code. No indebtedness of Network or any of the Subsidiaries consists of "corporate acquisition indebtedness" within the meaning of Section 279 of the Code. There is no currently binding election with respect to taxes affecting Network or any of the Subsidiaries for any period beginning on or after the Closing Date. Neither Network nor any of the Subsidiaries has applied for and not yet received a ruling or determination from a taxing authority regarding a past or prospective transaction of Network or any of the Subsidiaries. Neither Network nor any of the Subsidiaries has been included in any consolidated, combined or unitary Tax Return provided for under the laws of the United States, any state or locality with respect to Taxes for any taxable period for which the statue of limitations has not expired; has any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; and there are not tax sharing agreements in effect between Network or any of the Subsidiaries and any other Person. No contract of Network or any of the Subsidiaries that is a long-term contract (for purposes of Section 460 of the Code) has been reported on a method of tax accounting other than the 100 percent percentage of completion method of income tax purposes.

     Section 3.15 Banks. Schedule 3.15 is a correct and complete list setting forth the name of each bank in which Network has an account, line of credit, credit facility or safe deposit box, the names of all persons authorized to draw thereon or to have access thereto, and the name of each person holding a power of attorney from Network or any Subsidiary.

     Section 3.16 Contracts. Schedule 3.16 lists (or, in the case of oral contracts, plans, agreements, arrangements and leases, describes) all of the following contracts, plans, agreements, arrangements and leases to which Network or any Subsidiary is a party: (a) each contract for the future purchase of materials, services, supplies or equipment which (i) has a term in excess of one year or (ii) obligates Network or any Subsidiary to pay, in one installment or in the aggregate over its term or one year, whichever is shorter, an amount in excess of $100,000; (b) each contract and letter of authorization with a customer made in the ordinary course of business which generates revenues for Network or any Subsidiary over its term or in any one twelve (12) month period, whichever is shorter, in excess of $100,000; (c) each lease of, or license or right to use, real and personal property which (i) has a term in excess of one year or (ii) obligates Network or any Subsidiary to pay, in one installment or in the aggregate over its term or one year, whichever is shorter, an amount in excess of $100,000, which leases and licenses and rights shall be set forth separately in Schedule 3.16; (d) each contract and agreement with Affiliates (as defined in Section 3.26 below) of Network and each Subsidiary, (e) mortgages, indentures, security agreements and other agreements and other instruments relating to the borrowing of money by, or any extension of credit to, Network or any Subsidiary; (f) partnership, joint venture or other arrangements or agreements to which Network or a Subsidiary is a party involving the sharing of profits; (g) contracts or commitments limiting the freedom of Network or any Subsidiary to compete in any line of business or in any geographic area or with any person; and (h) agreements pursuant to which Network or any Subsidiary acquired (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof. Except as set forth on Schedule 3.16 hereto, Network and each Subsidiary has performed in all material respects all obligations required to be performed by it to date and has not breached and is not in default under any agreement, in any material respect, listed in Schedule 3.16 or to which it is a party or by which it is bound, and all of the same are enforceable in accordance with their terms.

     Section 3.17 Titles, Real Property Matters. Schedule 3.17 contains descriptions by categories of Network's and each Subsidiary's owned real property (including all plants and structures located thereon)

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(the "Real Property") as of the date of this Agreement. Except as set forth in
Schedule 3.17, Network and each Subsidiary has good and marketable title in fee simple to such properties, free and clear of all liens and encumbrances and use restrictions. Network and each Subsidiary owns or leases all the furniture, equipment and leasehold improvements located in the structures referred to in
Schedule 3.17. All other assets and property used in the business of Network and each Subsidiary, and all assets and property reflected in the balance sheet included in the Network Recent Financial Statements or acquired after the date of such balance sheet (other than assets or property sold or otherwise disposed of in the ordinary course of its business subsequent to such date) are in each case free and clear of all security interests, mortgages, pledges, liens, conditional sales, agreements, leases, encumbrances or charges of any nature whatsoever except as set forth in Schedule 3.17. All real estate owned, leased or licensed by Network, and the Subsidiaries, their uses, appurtenances and improvements substantially comply with all applicable ordinances and regulations, building, and zoning laws. The buildings, machinery and equipment of Network and the Subsidiaries are in good and serviceable condition, reasonable wear and tear excepted.

     Section 3.18  Environmental Matters.

          (a) To the knowledge of Network, operations of Network or any of its Subsidiaries conducted at the Real Property, any of Network's or a Subsidiary's previously owned real property and any real property previously owned or now leased, licensed or otherwise occupied by Network or such Subsidiary (each a "Site") at all times during such ownership, lease, license or occupation complied in all respects with Environmental Laws (as defined below), except for noncompliance that would not have a Network Material Adverse Effect. Network and each Subsidiary has obtained all governmental authorizations and permits under Environmental Laws necessary for its operations. Network and each Subsidiary is in material compliance with each term and condition of such authorizations and permits.

          (b) The real property occupied by Network in connection with its business or a Subsidiary's operations thereon are not, to the best knowledge of Network, subject to (i) any federal, state, or local investigation, to the best knowledge of Network, (ii) any judicial or administrative proceeding alleging the violation of or liability under any Environmental Law, or (iii) any outstanding written order or agreement with any governmental authority or private party relating to any Environmental Law.

          (c) For the purpose of this Agreement, the term "Environmental Laws" shall mean:

             The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986; the Emergency Planning and Community Right-to-Know Act; the Resource Conservation and Recovery Act; the Hazardous Materials Transportation Act of 1974; the Federal Water Pollution Control Act; the Clean Air Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Safe Drinking Water Act; the Toxic Substances Control Act; the Oil Pollution Act of 1990; any laws regulating the use of biological agents or substances including medical or infectious wastes, each as amended or supplemented through the date hereof.

     Section 3.19 Broker's Fees. Except as disclosed on Schedule 3.12, no person or entity other than Morgan Stanley & Co. has been authorized to act as a broker, finder, financial advisor or in any other similar capacity as to give rise to any claim for brokerage or finder's fees or commissions with respect to the transactions contemplated hereby by anyone claiming to have acted on behalf of Network.

     Section 3.20 Labor Matters. No group of employees of Network or a Subsidiary is presently organized into a collective bargaining unit. No labor union has recently attempted, or is presently attempting, to organize any of Network's or a Subsidiary's employees into a collective bargaining unit. No employees of Network or a Subsidiary are on strike or threatening to strike.

     Section 3.21 Conflicts of Interest. Except as set forth on Schedule 3.21, no director, officer, or employee of Network or a Subsidiary or any relative of any of them, has (a) loaned to or guaranteed the loan of a third party to Network or a Subsidiary or borrowed any money from Network or a Subsidiary or
(b) any interest in any property, real or personal whether owned or leased, tangible or intangible, including but not limited to, software, inventions, patents, trade names or trademarks used in connection with or pertaining to the business of Network, a Subsidiary or any lender, supplier, customer, sales representatives or distributor of Network or a Subsidiary; provided, however, that such director, officer, or employee or relative thereof shall not be deemed to have such interest solely by virtue of the ownership of less than five percent of any stock or indebtedness of any publicly held company, the stock or indebtedness of which is traded on a recognized stock exchange.

     Section 3.22 Insurance Coverage. Schedule 3.22 is a correct and complete list of all material insurance held by Network and the Subsidiaries including the policy number, name of carrier, coverage, term, expiration date and premium. Network and each of the Subsidiaries have their buildings, plants and properties, including, but not limited to telecommunications equipment and inventories, insured for its actual cash value, but not exceeding the amount it would cost to repair or replace such properties, against loss or damage by fire and all other hazards and risks of the character usually insured against by persons operating similar properties in the localities where such properties are located under valid and enforceable policies issued by insurers of recognized responsibility. Such insurance coverage will be continued in full force and effect through the Closing. Neither Network nor any Subsidiary has not been refused any insurance by an insurance carrier to which it has applied for insurance during the past three years.

     Section 3.23  RESERVED.

     Section 3.24 Correct Records. The financial records, ledgers, account books, minute books, stock certificate books, stock registers, and other corporate records of Network and each of the Subsidiaries are current, correct and complete in all material respects.

     Section 3.25 Vote Required. The approval of the Merger and the adoption of this Agreement by the holders of a majority of the voting power entitled to be cast by all holders of the outstanding shares of Network Common (the "Network Shareholder Approval") is the only vote of the holders of any class or series of the capital stock of Network required to approve this Agreement, the Merger, and the other transactions contemplated hereby.

     Section 3.26 Accounting Matters. Neither Network nor, to Network's best knowledge, any of its Affiliates (as defined below), has taken or agreed to take any action that would prevent the accounting for the transactions contemplated by this Agreement as a pooling of interests in accordance with GAAP and applicable SEC regulations. For purposes of this Agreement, the term "Affiliate," except where otherwise defined herein, shall mean, as to any person, any other person which directly or indirectly controls, or is under common control with, or is controlled by such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership or securities or partnership or other ownership interests, by contract or otherwise).

     Section 3.27 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of Network for inclusion or incorporation by reference in (a) the registration statement on Form S-4 or any post-effective amendment to a registration statement on Form S-4 to be filed with the SEC by IXC in connection with the issuance of shares of the IXC Common in connection with the Merger (the "Registration Statement") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the proxy statement, in definitive form, relating to the meeting of the Shareholders to be held in connection with the Merger and the transactions related thereto (the "Proxy Statement") will, at the dates mailed to the Shareholders and at the time of the meeting of the Shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

     Section 3.28 Opinion of Financial Advisor. Network has received the opinion of Morgan Stanley & Co., dated as of the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the Shareholders.

     Section 3.29 Letters of Agency. Network has made available to IXC true and complete copies of all customer letters of agencies ("LOAs") as of September 30, 1997. To Network's knowledge, after diligent scrutiny as required by law, all such LOAs were obtained in accordance with applicable law and were valid of such date.

     Section 3.30 Permits. All material franchises, permits, licenses, qualifications, rights-of-way, easements, municipals and other approvals, authorizations, orders, consents and other rights from, and filings with, any government authority of any jurisdiction worldwide relating to the conduct of Network's and each Subsidiary's business (collectively, "Permits") have been duly obtained and are in full force and effect and there are no proceedings pending or, to Network's knowledge, threatened which may result in the revocation, cancellation or suspension, or any adverse modification, of any Permit.

     Section 3.31 Section 203 Not Applicable. The Board of Directors of Network has taken all actions so that the restrictions contained in Section 203 of the Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement or any of the Transaction Documents. Network does not own any shares of the capital stock of IXC.

     Section 3.32 Disclaimer. Network shall not be deemed to have made to IXC any representation or warranty other than as expressly made by Network in this
Article III. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by Network in this Article III, Network makes no representation or warranty to IXC with respect to:

          (a) Any projections, estimates, or budgets heretofore delivered to or made available to IXC of future revenues, expenses, or expenditures or future results of operations; or

          (b) Except as expressly covered by a representation or warranty contained in this Article III, any other information or documents (financial or otherwise) made available to IXC or its counsel, accountants, or advisers with respect to Network.

     Section 3.33  Due Diligence Investigation.

          (a) Network acknowledges that it has had the opportunity to visit with IXC and meet with IXC's respective officers and other representatives to discuss the business and the assets, liabilities, financial condition, cash flow, and operations of IXC.

          (b) Network acknowledges that it has made its own independent examination, investigation, analysis, and evaluation of IXC, including Network's own estimate of the value of IXC's business.

          (c) Network acknowledges that it has undertaken such due diligence (including a review of the assets, liabilities, books, records, and contracts of IXC) as Network deems adequate, including that described above.

     Section 3.34 Form of Warrant. Each of the agreements representing the Warrants is of one of three forms provided to IXC entitled "Certificate for Common Stock Purchase Warrant", "Non-Qualified Stock Option Award Agreement", or "Representative's Stock Purchase Option or Warrant Agreement".

                                   ARTICLE IV

                              COVENANTS OF NETWORK

     Network covenants and agrees that from the date hereof to and including the Effective Time:

     Section 4.1 Maintenance of Business. Network shall, and shall cause each of the Subsidiaries to, continue to carry on its business, maintain its plants and equipment and keep its books of account, records and files in substantially the same manner as heretofore. Schedule 4.1 contains a list of all expenses outside the ordinary course of business that Network anticipates making, or anticipates that the Subsidiaries will make, prior to or at Closing, excluding all legal, professional and investment advisor fees incurred in connection with the Merger. Network will maintain, and will cause each of the Subsidiaries to maintain, in full force and effect without reduction insurance policies now in effect. Network will continue, and will cause each of the Subsidiaries to continue, to carry on such activities, plans, capital and operating programs which were approved by its board of directors prior to the date hereof, provided that such activities, plans and programs shall not involve expenditures exceeding $250,000 for each such activity, plan or program. If any such activities, plans or programs exceed $250,000 they shall, prior to their implementation, be submitted to IXC in writing, and shall have been approved by IXC.

     Section 4.2 Negative Covenants. Except for the permitted actions of Network set forth on Schedule 4.2, without the prior written consent of IXC, Network shall not, and shall not permit any of the Subsidiaries to:

          (a) Issue, sell, purchase or redeem, or grant shares, options, warrants or such other rights to purchase or otherwise agree to issue, sell, purchase or redeem any shares of its capital stock or any other securities of Network or such Subsidiary;

          (b) Amend its Certificate of Incorporation or amend its Bylaws;

          (c) Incur or prepay any liability for borrowed money, short term debt or long term debt (as those terms are defined in GAAP), and at Closing, Network shall have no Indebtedness as defined in IXC's Indenture relating to its 12 1/2% Senior Notes due 2005, except as approved by IXC;

          (d) Pay or guarantee any obligation or liability, other than obligations or liabilities reflected in the balance sheet contained in the Network Recent Financial Statements, when due, liabilities incurred since the date of such balance sheet in the ordinary course of business and obligations under contracts and agreements referred to in Schedules annexed hereto or entered into in the ordinary course of business;

          (e) Adopt or modify any severance, consulting, bonus, pension, profit sharing, benefit or other compensation plan or arrangement or increase its overall work force, other than in the normal course of business, or enter into any written contract of employment requiring payments of more than $75,000 in any 12 month period;

          (f) Enter into or modify any contract or commitment, incur any liability, absolute or contingent, waive or fail to enforce any right or enter into any other transactions, other than in the ordinary course of business;

          (g) Willfully take any action that would or might reasonably be expected to result in any representation or warranty set forth in this Agreement being or becoming untrue in any material respect or in any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VIII hereof not being satisfied;

          (h) Have declared, paid, made or become obligated to make any dividend payment or other distribution to the Shareholders;

          (i) Enter into any material contracts (or modify in a material way any such existing contracts) for (i) the material purchase of communications services unless such contracts are first approved by IXC, or (ii) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof;

          (j) Willfully take any action which would, or would be reasonably likely to, prevent accounting for the transactions contemplated by this Agreement as a pooling-of-interests in accordance with GAAP and applicable SEC regulations;

          (k) Take any action which would, or would be reasonably likely to, adversely affect the ability of the Merger to qualify for tax-free treatment under the Code, both to the parties hereto and their respective shareholders;

          (l) Make any changes in its accounting methods, except as required by law, rule, regulation, or GAAP; or

          (m) Fail to maintain its advertising and promotional expenditures in the ordinary course of business consistent with past practice.

     Section 4.3 Organization, Goodwill. Network shall preserve, and shall cause each of the Subsidiaries to preserve, its business organization intact and use its best efforts to substantially retain its present officers and employees and preserve the good will of its suppliers, customers and others having business relations with it.

     Section 4.4  RESERVED.

     Section 4.5 Corporate Action. Subject to the provisions of this Agreement, Network shall take all necessary corporate and other action required of it to carry out the transactions contemplated by this Agreement; provided, however, that nothing in this Article IV or anywhere else in this Agreement shall require Network to carry out such transactions if a Final Order (as defined in Section 8.3 of this Agreement) of a Commission contains a term, condition or provision which Network and IXC reasonably determine to be unduly burdensome.

     Section 4.6  Third Party Consents.

          (a) Network will obtain, and will cause each of the Subsidiaries to obtain, or cause to be obtained the consent of any third party whose consent is required in order that Network can enter into and consummate the transactions contemplated by this Agreement (assuming that IXC is able to consummate such transactions) without material violation of any representation, warranty or covenant made by it in this Agreement; provided, however, that if in the reasonable business judgment of Network and IXC, it would be impracticable to obtain regulatory approval of the Merger in a jurisdiction, the failure to obtain such approval will not be a breach of this covenant.

          (b) Network will use its reasonable efforts, and will cause each of the Subsidiaries to use its reasonable efforts, to cooperate with IXC to obtain or cause to be obtained the consent of any third party whose consent is required in order that the transactions contemplated by this Agreement may be consummated without violation of any representation, warranty or covenant made by IXC in this Agreement.

     Section 4.7 Securities Laws. Network will cooperate, and will cause each of the Subsidiaries to cooperate, with IXC in taking all action and providing all information necessary to permit the transactions contemplated herein to be consummated in compliance with all applicable federal and state securities laws and regulations.

     Section 4.8  Communications Laws.

          (a) Network will take all reasonable action, and will cause each of the Subsidiaries to take all reasonable action necessary to permit the transactions contemplated herein to be consummated in compliance with all applicable federal, state and local telecommunications laws governing or applicable to Network the Subsidiaries and their respective businesses.

          (b) Network will use its reasonable efforts, and will cause each of the Subsidiaries to use its reasonable efforts, to cooperate with IXC to permit the transactions contemplated herein to be consummated in compliance with all applicable federal, state and local telecommunications laws governing or applicable to IXC and its business.

     Section 4.9 Notice of Proceedings. Network will, upon becoming aware of any order or decree or any complaint praying for an order or decree restraining or enjoining the consummation of this Agreement or the transactions contemplated hereunder, or upon receiving any notice from any governmental department, court, agency or commission of its intention to institute an investigation into, or institute a suit or proceeding to restrain or enjoin the consummation of this Agreement or such transactions, or to nullify or render ineffective this Agreement or such transactions if consummated, promptly notify IXC in writing of such order, decree, complaint or notice.

     Section 4.10 Confidentiality. Network shall maintain all information gained from IXC in connection with its evaluation of the transactions contemplated by this Agreement that is confidential and proprietary to IXC (the "IXC Confidential Information") in strict confidence, and shall take all precautions necessary to prevent disclosure, access to, or transmission of the IXC Confidential Information, or any part thereof, to any third party, except
(a) for the exclusive purpose of evaluating the Merger and (b) as required by law or order of any court having competent jurisdiction; provided, however, that before disclosing any IXC Confidential Information under this exception, Network shall give IXC sufficient notice to allow it to seek an appropriate protective order, and (c) as is necessary or required for Network to satisfy its disclosure obligations under applicable federal and state securities laws. Network shall use its reasonable best efforts to ensure that any person or entity to whom they disclose IXC Confidential Information shall keep such information confidential. The IXC Confidential Information shall be used only for the purposes of evaluating the transactions contemplated hereby and in the event the Closing does not occur for any reason, Network shall, immediately upon IXC's request, return all copies and recordings of the IXC Confidential Information in their possession or under their control and delete all records thereof in any data storage system maintained by or for Network. Network's obligations under this
Section 4.10 shall survive the Closing for a period of three years.

     Section 4.11  RESERVED.

     Section 4.12 Adverse Events. Promptly after the occurrence, or failure to occur, of any event, the occurrence or failure of which (a) would result in a Network Material Adverse Effect, or could reasonably be expected to result in a Network Material Adverse Effect or materially adversely affect the ability of Network to perform any of its obligations under this Agreement, (b) if known as of the date of this Agreement, would have been required to be disclosed to IXC, or (c) causes any representation or warranty contained in this Agreement or any Schedule hereto to be untrue or inaccurate in any material respect at any time from the date of this Agreement to and including the Closing Date, Network shall provide to IXC all relevant information related thereto.

     Section 4.13  Shareholders' Approval.

          (a) Network shall, as soon as reasonably practicable after the date hereof, (i) take all steps necessary to duly call, give notice of, convene, and hold a meeting of the Shareholders (the "Network Meeting") for the purpose of securing the Network Shareholder Approval, (ii) distribute to the Shareholders the Proxy Statement in accordance with applicable federal and state law and its Certificate of Incorporation and Bylaws, (iii) recommend to the Shareholders the approval of the Merger, this Agreement, the Transaction Documents to which Network is a party, and the transactions contemplated hereby and thereby, and the adoption of this Agreement and such Transaction Documents, and (iv) cooperate and consult with IXC with respect to each of the foregoing matters.

          (b) The Network Meeting shall be held on such date as Network and IXC shall mutually determine.

          (c) It shall be a condition to the obligation of Network to distribute to the Shareholders the proxy statement that the opinion of Morgan Stanley & Co. referred to in Section 3.28 shall not have been withdrawn.

     Section 4.14 Rule 145 Affiliates. Network shall identify in a letter to IXC all persons who are, and to Network's best knowledge who will be at the Closing Date, "affiliates" of Network as such term is used in Rule 145 under the Securities Act (or otherwise under applicable SEC accounting releases with respect to pooling-of-interests accounting treatment). Network shall use all reasonable efforts to cause its affiliates (including any person who may be deemed to have become such an affiliate after the date of the letter referred to in the prior sentence) to deliver to IXC on or prior to the Closing Date a written acknowledgment of such persons' affiliate status, including such person's agreement not to dispose of any Merger Consideration received by them in any manner that would cause the transactions contemplated hereby not to qualify for pooling-of-interests accounting treatment.

     Section 4.15 Tax Returns. Network shall provide to IXC for its review any tax returns (a) with respect to the fiscal year ended March 31, 1997 and (b) for any stub periods, due to be filed between the date of this Agreement and the Effective Time.

     Section 4.16 No Solicitation. Network agrees that, prior to the Effective Time, it shall not, nor shall any of its directors, officers, employees, agents or representatives, directly or indirectly, solicit, initiate or encourage (including by way of furnishing or disclosing information) inquiries or proposals concerning any merger, consolidation or acquisition or purchase of all or any substantial portion of the assets or capital stock of Network ("Network Acquisition Transaction") or negotiate or enter into any discussions or other communications with any prospective purchaser (other than IXC or its affiliates) with respect to any Network Acquisition Transaction, except to the extent required for its Board of Directors and officers to meet their fiduciary duties to the Shareholders. Network shall immediately advise IXC of any inquiries or proposals relating to any Network Acquisition Transaction.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                   OF IXC, IXC LONG DISTANCE AND ACQUISITION

     IXC, IXC Long Distance, and Acquisition hereby represent and warrant to Network as follows:

     Section 5.1 Corporate Existence. Each of IXC, IXC Long Distance and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Attached hereto as Exhibit 5.1 is a complete and correct copy of the Certificate of Incorporation and Bylaws (together with all amendments thereto) of IXC, IXC Long Distance and Acquisition. Each of IXC, IXC Long Distance and Acquisition is duly qualified, certified or licensed in each state and jurisdiction where such qualification, certification or licensing is necessary or required for IXC, IXC Long Distance and Acquisition to conduct their businesses. IXC Long Distance is duly qualified, certified or licensed in each state and jurisdiction where such qualification, certification or licensing is necessary or required for IXC Long Distance to offer communication services.

     Section 5.2 Corporate Power and Authority. Each of IXC, IXC Long Distance and Acquisition has all requisite corporate power and authority to own its properties and assets, and to carry on the business in which it is now engaged. Each of IXC, IXC Long Distance and Acquisition has the corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, and to perform their respective covenants set forth herein and therein.

     Section 5.3 Capitalization. The authorized capital stock of IXC at November 30, 1997 consists of: (a) 100,000,000 shares of IXC Common, of which 31,552,708 shares are issued and outstanding and (b) 3,000,000 shares of preferred stock, par value $.01 per share, of which 1,400,000 shares are designated as Convertible Preferred Stock, 900,000 shares are designated as Exchangeable Preferred Stock, 2,000 shares are designated as Series 1 Preferred Stock, and 12,550 shares are designated as Series 3 Preferred Stock. At November 30, 1997, there were 1,036,574 shares of Convertible Preferred Stock issued and outstanding, 308,959 shares of Exchangeable Preferred Stock issued and outstanding, 414.03 shares of Series 3 Preferred Stock issued and outstanding; all of the previously issued Series 1 Preferred Stock had been redeemed and no other shares of Preferred Stock were outstanding. Except as set forth on
Schedule 5.3, at November 30, 1997, there are no other classes of equity, options, warrants, calls, rights or commitments or any other agreements of any character relating to the sale, issuance or voting of any shares of capital stock of IXC, or any securities convertible into or evidencing the right to purchase any shares of capital stock of IXC. All such issued and outstanding shares are validly issued, fully paid and nonassessable. There are no restrictions imposed by the Certificate of Incorporation or Bylaws of IXC, and there are no other agreements, understandings or commitments, which would in any way affect or impair the transactions contemplated hereby.

     Section 5.4 Binding Effect. This Agreement and each of the Transaction Documents required to be delivered by IXC, IXC Long Distance or Acquisition in connection herewith, when executed and delivered, will be the legal, valid and binding obligation of IXC, IXC Long Distance or Acquisition, as applicable, enforceable against them in accordance with their terms, except as enforceability may be limited by (a) applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors' rights generally and (b) general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

     Section 5.5 Execution and Delivery Permitted. The execution, delivery and performance of this Agreement, and the Transaction Documents and the consummation of the transactions contemplated hereby or thereby will not violate or result in a breach of any term of IXC's Certificate of Incorporation or Bylaws or result in a breach of or constitute a default (or an event which, with notice or lapse of time or both would constitute a default) under or result in the termination of, or accelerate the performance required by or under any term in any agreement, tariff, or other instrument to which either IXC, IXC Long Distance or Acquisition is a party or by which either of them is bound (unless such default has been previously waived by the other party to such agreement, tariff, or other instrument), or violate any law or any order, rule, judgment, decree, or award, or regulation applicable to them, of any court or any regulatory body, administrative agency or other governmental instrumentality having jurisdiction over them or their properties. Each of IXC's and Acquisition's Board of Directors and, to the extent required, stockholders, have, or as of the Closing Date shall have, taken all action required by law, and by their respective Certificates of Incorporation and their respective Bylaws to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement or by any of its Exhibits, including the issuance of the IXC Shares. Except as set forth on Schedule 5.5 hereto, none of the execution, delivery or performance of this Agreement or any of the Transaction Documents, or the consummation of the transactions contemplated hereby or thereby requires any filing with or the consent or approval of any third party, including but not limited to any governmental body or entity, other than (a) compliance with the Securities Act and the Exchange Act, (b) applications to the FCC and certain state utility regulatory commissions in states in which IXC, Network or a Subsidiary offers services, (c) notifications to the FTC and the DOJ under the HSR Act, and (d) the filing with the Delaware Secretary of State of the Certificate of Merger in respect of the Merger in accordance with the Corporation Law.

     Section 5.6 Reports and Financial Statements. Since December 31, 1996, to the extent IXC has been required to make filings under the Securities Act, the Exchange Act or applicable state laws and regulations, IXC has filed with the SEC or the applicable state regulatory authority, as the case may be, all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and applicable state laws and regulations, and the respective rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. IXC has previously delivered to Network true and complete copies of its (a) Annual Reports on Form 10-K for the fiscal year ended December 31, 1996, as filed with the SEC, which includes the audited consolidated financial statements of IXC for the fiscal year then ended (the "IXC Financial Statements"), (b) proxy and information statements relating to all meetings of its shareholders (whether annual or special), and actions by written consent in lieu of a shareholders' meeting, from December 31, 1996 until the date hereof, (c) all other reports or registration statements filed by IXC with the SEC since December 31, 1996 (collectively, the "IXC SEC Reports"). As of their respective dates, the IXC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of IXC included in the IXC SEC Reports and the IXC Financial Statements have been prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto) and fairly present in all material respects the financial position of IXC and its subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and the absence of explanatory footnotes. The IXC Financial Statements contain and reflect adequate reserves as of the date thereof for all known liabilities or obligations of any nature, whether absolute, contingent or otherwise, in accordance with GAAP. The unaudited interim financial statements of IXC included in the IXC SEC Reports, have been similarly prepared and contain and reflect adequate reserves as of the date thereof for all known liabilities or obligations of any nature, whether absolute, contingent or otherwise, in accordance with GAAP.

     Section 5.7 Absence of Certain Changes. Except as set forth on Schedule 5.7, since the date of the most recent balance sheet included in the IXC Financial Statements, there has not been:

          (a) Any material adverse change in the financial condition, operations, business or prospects of IXC and its subsidiaries (an "IXC Material Adverse Effect"), including, but not limited to, any state or federal regulatory proceedings which could culminate in an order or other action which could have such an adverse change, excluding generally known industry trends and competitive conditions affecting the industry generally;

          (b) Any material physical damage or destruction, whether or not covered by insurance, which has resulted in, or reasonably could be expected to result in, an IXC Material Adverse Effect;

          (c) Any material labor dispute or threat thereof or any attempt to organize or reorganize the employees of IXC for the purpose of collective bargaining;

          (d) Any direct or indirect redemption, purchase or other acquisition by IXC of any shares of IXC Common, or declaration of or payment or distribution of any kind of cash or other assets with respect to the IXC Common;

          (e) Any communication, whether oral or written, to IXC from IXC's customers or suppliers or agencies regulating IXC notifying IXC of, nor does IXC, after making due inquiry, have any knowledge of, any potential development affecting IXC, which would reasonably lead it to expect an IXC Material Adverse Effect; or

          (f) Any assignment, sale or transfer of any material patent, trademark, trade name, trade secret, copyright or other intangible asset.

     Section 5.8  No Undisclosed Liabilities.  Except as set forth on Schedule
5.8 attached hereto and made a part hereof, as of September 30, 1997, neither IXC nor any of its subsidiaries that are included in the IXC Financial Statements had any material liabilities, absolute or contingent, which are not shown on the IXC Financial Statements.

     Section 5.9  RESERVED.

     Section 5.10  Benefit Plans; ERISA.

          (a) Schedule 5.10(a) contains a true and complete list of each written pension, profit sharing, other deferred compensation, bonus, incentive compensation, stock purchase, stock option, retirement, supplemental retirement, severance or termination pay, medical, hospitalization, life insurance, dental, disability, salary continuation, supplemental unemployment benefits plan, program, arrangement or contract maintained, contributed to, or required to be contributed to by IXC or any Related Party (hereinafter defined) for the benefit of any current or former employee, director or agent of IXC or any Related Party, whether or not any of the foregoing is funded and whether or not subject to the ERISA (collectively, the "IXC Benefit Plans"). IXC and its Related Parties do not have any express or implied commitment or contract to create any additional IXC Benefit Plan or modify any existing IXC Benefit Plan in a manner that would materially increase its costs, other than as may be required to comply with ERISA or the Code. IXC has delivered to Network, with respect to each applicable IXC Benefit Plan (i) true and complete copies of all material documents embodying each IXC Benefit Plan including, without limitation, the plan and trust or other funding arrangement relating thereto, summary plan descriptions, employee handbooks or personnel manuals, and all amendments and supplements thereto; (ii) the most recent annual report (Series 5500 and all schedules thereto), if any, required by ERISA; and (iii) the most recent determination letter received from the IRS, if any. For purposes of this Section 5.10, "Related Party" means any member of a controlled group of corporations, a group of trades or businesses under common control or an affiliated service group, within the meaning of Section 414(b), (c), (m) or (o) of the Code, of IXC.

          (b) Except as provided in Schedule 5.10(b) none of the IXC Benefit Plans is intended by IXC or any Related Party to meet, or is required to meet, the requirements of Section 401(a) of the Code and no IXC Benefit Plan is subject to Title IV of ERISA.

          (c) IXC and any Related Party have performed the obligations required to be performed by them under, and are not in default under or in violation of, any and all of the IXC Benefit Plans in any material respect, and each IXC Benefit Plan has been operated in all material respects in accordance with the requirements of all applicable laws and regulations. Neither any IXC Benefit Plan or fiduciary nor IXC or any Related Party has taken any action, or failed to take any action, that could subject it or any other person to any material liability for any excise tax under Chapter 43 of the Code or for breach of fiduciary duty with respect to or in connection with a IXC Benefit Plan.

          (d) At no time has IXC or any Related Party been required to contribute to any "multiemployer plan" (within the meaning of Section 3(37) of ERISA) and IXC and its Related Parties have no liability (contingent or otherwise) relating to the withdrawal or partial withdrawal from a multi employer plan. IXC and its Related Parties do not participate in any "multiple employer plans," within the meaning of Code Section 413(c).

          (e) No IXC Benefit Plan provides or is required to provide group health, medical, death or survivor benefits to any former or retired employee of IXC, a Related Party or beneficiary thereof, except to the extent (i) required under any state law or (ii) under Section 601 of ERISA.

          (f) No IXC Benefit Plan or fiduciary has nor does IXC or any Related Party have any material liability to any participant, beneficiary or other person under any provision of ERISA or any other applicable law by reason of any payment of, or failure to pay, benefits or other amounts with respect to or in connection with any IXC Benefit Plan.

     Section 5.11  Litigation.  Except as set forth in Schedule 5.11:

          (a) There are no claims, suits, actions, or proceedings of any nature whatsoever in law or in equity, pending before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator, or, to the best knowledge of IXC, threatened, nor are there, to the best knowledge of IXC, any investigations, whether or not purportedly on behalf of IXC, complaints or reviews by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or threatened against, relating to or affecting, IXC which could reasonably be expected to have an IXC Material Adverse Effect.

          (b) IXC is not operating under or subject to, nor in default with respect to, any order, writ, injunction, garnishment, levy or decree of any federal, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, which could have an IXC Material Adverse Effect. The issuance of shares of IXC Common in the Merger will not constitute a default thereunder.

          (c) As of December 16, 1997, during the past five years, there had not been nor was there pending, any claim(s) against any person in his or her capacity as either a director or officer of IXC. IXC has no actual knowledge or information of any act, error or omission which would give rise to such a claim.

          (d) There is no claim, legal action, suit, arbitration, governmental investigation or other legal or other administrative proceeding, including any bankruptcy proceeding, nor any order, decree or judgement in progress, pending, in effect, or, to the knowledge of IXC threatened, against or relating to IXC or Acquisition, which could reasonably be expected to materially negatively affect the transactions contemplated by this Agreement.

     Section 5.12 Compliance with Laws. Except as set forth on Schedule 5.12, IXC has not received written notice of any violation by IXC of its tariffs or of laws, regulations and orders from any governmental entity having authority to enforce such tariffs, laws, regulations and orders, including, but not limited to, the Communications Act of 1934 as amended by (a) the Telecommunications Act of 1996 and (b) the

Telephone Consumer Protection Act of 1991, which could reasonably be expected to have an IXC Material Adverse Effect.

     Section 5.13 Tax Returns. Except as set forth in Schedule 5.13, (a) all federal income tax returns, and other federal tax returns, declarations of estimated tax or estimated tax deposit forms of every nature required to be filed by IXC have been duly filed or will be duly filed as of Closing, and (b) all state, county and local tax returns and declarations of estimated tax or estimated tax deposit forms required to be filed by IXC have been duly filed (except where failure to file such returns, declarations or forms described in this clause (b) would not have an IXC Material Adverse Effect) and all of the returns, declarations and forms referred to in clauses (a) and (b) were or will be when filed true, correct and complete in all material respects and IXC has paid all taxes which have become due and owing or pursuant to any assessment received by it and has paid all installments of estimated tax due. Where such returns and reports have not been audited and approved or settled, there has not been any waiver or extension of any applicable statute of limitations, and IXC has not received any notice of deficiency or adjustment. Except as described on
Schedule 5.13, attached hereto and made a part hereof, the unaudited interim balance sheet of IXC as of September 30, 1997, contains liabilities which are and will be sufficient for the payment of all respective federal, state, county, city and local taxes and assessments, whether current or deferred. All taxes and other assessments and levies which IXC is required by law to withhold or to collect have been duly withheld and collected, and have been paid over to the proper governmental authorities or are held by IXC in its bank accounts for such payment, except where the failure to so withhold will not have an IXC Material Adverse Effect. All statements and reports required to be filed under any chapter of the Code by IXC have been duly filed.

     Section 5.14  Environmental Matters.

          (a) To the knowledge of IXC, operations conducted on the real property of IXC at all times complied in all respects with Environmental Laws, except for non-compliance that would not have an IXC Material Adverse Effect. IXC has obtained all governmental authorizations and permits under Environmental Laws necessary for its operations. IXC is in material compliance with each term and condition of such authorizations and permits.

          (b) The real property occupied by IXC in connection with its business and IXC's operations thereon are not to the best knowledge of IXC subject to (i) any federal, state, or local investigation, (ii) any judicial or administrative proceeding alleging a violation of or liability under any Environmental Law, or (iii) any outstanding written order or agreement with any governmental authority or private party relating to any Environmental Law.

     Section 5.15  RESERVED.

     Section 5.16 Labor Matters. No group of employees of IXC is presently organized into a collective bargaining unit. No labor union has recently attempted, or to best knowledge of IXC is presently attempting, to organize any of IXC's employees into a collective bargaining unit. No employees of IXC are on strike or threatening to strike.

     Section 5.17  RESERVED.

     Section 5.18  RESERVED.

     Section 5.19 Correct Records. The financial records, ledgers, account books, minute books, stock certificate books, stock registers, and other corporate records of IXC are current, correct and complete in all material respects.

     Section 5.20 Vote Required. No vote of the holders of any class or series of the capital stock of IXC is required to approve this Agreement, the Merger, and the other transactions contemplated hereby.

     Section 5.21 Accounting Matters. To IXC's best knowledge, neither IXC nor any of its Affiliates has taken or agreed to take any action that would prevent the accounting for the transactions contemplated by this Agreement as a pooling of interests in accordance with GAAP and applicable SEC regulations.

     Section 5.22 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by or on behalf of IXC for inclusion in
(a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement will, at the dates mailed to shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the SEC filings of IXC which contain information to be incorporated by reference into the Registration Statements or the Proxy Statement contained, or shall contain, as of the date of each such SEC filing, any untrue statement of a material fact or omitted, or shall omit, as of the date of such SEC filing, to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

     Section 5.23  RESERVED.

     Section 5.24 Disclaimer. IXC shall not be deemed to have made to Network any representation or warranty other than as expressly made by IXC in this
Article V. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by IXC in this Article V, IXC makes no representation or warranty to Network with respect to:

          (a) Any projections, estimates, or budgets heretofore delivered to or made available to Network of future revenues, expenses, or expenditures or future results of operations; or

          (b) Except as expressly covered by a representation or warranty contained in this Article V, any other information or documents (financial or otherwise) made available to Network or its counsel, accountants, or advisers with respect to IXC.

     Section 5.25  Due Diligence Investigation.

          (a) IXC acknowledges that (i) it has had the opportunity to visit with Network and meet with its respective officers and other representatives to discuss the business and the assets, liabilities, financial condition, cash flow, and operations of Network and (ii) all materials and information requested by IXC have been provided to IXC to IXC's reasonable satisfaction.

          (b) IXC acknowledges that it has made its own independent examination, investigation, analysis, and evaluation of Network, including IXC's own estimate of the value of Network's business.

          (c) IXC acknowledges that it has undertaken such due diligence (including a review of the assets, liabilities, books, records, and contracts of Network) as IXC deems adequate, including that described above.

                                   ARTICLE VI

                                COVENANTS OF IXC

     IXC covenants and agrees that from the date hereof to and including the Effective Time:

     Section 6.1 Maintenance of Business. IXC shall continue to carry on its telecommunications business and maintain its and keep its books of account, records and files in substantially the same manner as heretofore.

     Section 6.2 Negative Covenants. Except for the permitted actions of IXC set forth on Schedule 6.2, without the prior written consent of Network, IXC shall not:

          (a) From the date hereof through the Effective Time, issue, sell, purchase or redeem, or grant options to purchase or otherwise agree to issue, sell, purchase or redeem any shares of its capital stock or other securities of IXC except for fair value as determined as of the date of grant or agreement in the good faith judgment of the IXC Board of Directors;

          (b) RESERVED;

          (c) Willfully take any action that would or might reasonably be expected to result in any representation or warranty set forth in this Agreement being or becoming untrue in any material respect or in any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VII hereof not being satisfied;

          (d) Have made or become obligated to make any cash dividend payment or other cash distribution to the holders of IXC Common;

          (e) Willfully take any action which would, or would be reasonably likely to, prevent accounting for the transactions contemplated by this Agreement as a pooling-of-interests in accordance with GAAP and applicable SEC regulations; or

          (f) Willfully take any action which would, or would be reasonably likely to, adversely affect the ability of the Merger to qualify for tax-free treatment under the Code, both to the parties hereto and their respective shareholders (except for any cash received in lieu of fractional shares).

     Section 6.3  RESERVED.

     Section 6.4  RESERVED.

     Section 6.5 Corporate Action. Subject to the provisions of this Agreement, IXC shall take, and shall cause IXC Long Distance and Acquisition to take, all necessary corporate and other action required of it to carry out the transactions contemplated by this Agreement; provided, however, that nothing in this Article VI or anywhere else in this Agreement shall require IXC to carry out such transactions if a Final Order (as that term is defined in Section 8.3 of this Agreement) of a Commission contains a term, condition or provision which, in IXC's sole determination, is unduly burdensome.

     Section 6.6  Third Party Consents.

          (a) IXC will obtain or cause to be obtained the consent of any third party whose consent is required in order that IXC can enter into and consummate the transactions contemplated by this Agreement (assuming that Network is able to consummate such transaction) without material violation of any representation, warranty or covenant made by it in this Agreement; provided, however, that if in the reasonable business judgment of Network and IXC, it would be impracticable to obtain regulatory approval of the Merger in a jurisdiction, the failure to obtain such approval will not be a breach of this covenant.

          (b) IXC will use its reasonable efforts to cooperate with Network to obtain or cause to be obtained the consent of any third party whose consent is required in order that the transactions contemplated by this Agreement may be consummated without violation of any representation, warranty or covenant made by Network in this Agreement.

     Section 6.7 Securities Laws. IXC will use its best efforts to take all action necessary to permit the transactions contemplated herein to be consummated in compliance with all applicable federal and state securities laws and regulations.

     Section 6.8  Communications Laws.

          (a) IXC will take all action reasonable necessary to permit IXC to consummate the transactions contemplated herein in compliance with all applicable federal, state and local telecommunications laws governing or applicable to IXC and its business (assuming that Network is able to consummate such transaction).

          (b) IXC will use its reasonable efforts to cooperate with Network to permit the transactions contemplated herein to be consummated in compliance with all applicable federal, state and local telecommunications laws governing or applicable to Network and its business.

     Section 6.9 Notice of Proceedings. IXC will, upon becoming aware of any order or decree or any complaint praying for an order or decree restraining or enjoining the consummation of this Agreement or the transactions contemplated hereunder, or upon receiving any notice from any governmental department, court, agency or commission or its intention to institute an investigation into, or institute a suit or proceeding to restrain or enjoin the consummation of this Agreement or such transactions, or to nullify or render ineffective this Agreement or such transactions if consummated, promptly notify Network in writing of such order, decree, complaint, or notice.

     Section 6.10 Confidentiality. IXC shall maintain all information gained from Network in connection with its evaluation of the transactions contemplated by this Agreement that is confidential and proprietary to Network (the "Network Confidential Information") in strict confidence, and shall take all precautions necessary to prevent disclosure, access to, or transmission of the Network Confidential Information, or any part thereof, to any third party, except (a) for the exclusive purpose of evaluating the Merger, (b) as required by law or an order of any court having competent jurisdiction; provided, however, that before disclosing any Network Confidential Information under this exception, IXC shall give Network sufficient notice to allow it to seek an appropriate protective order, and (c) as is necessary or required for IXC to satisfy its disclosure obligations under applicable federal and state securities laws. IXC shall use its reasonable best efforts to ensure that any person or entity to whom it discloses Network Confidential Information shall keep such information confidential. The Network Confidential Information shall be used only for the purposes of evaluating the transactions contemplated hereby and in the event the Closing does not occur for any reason, IXC shall, immediately upon Network's request, return all copies and recordings of the Network Confidential Information in its possession or under its control and delete all records thereof in any data storage system maintained by or for IXC. IXC's obligations under this Section 6.10 shall survive the Closing for a period of three years.

     Section 6.11  RESERVED.

     Section 6.12  RESERVED.

     Section 6.13 Adverse Events. Promptly after the occurrence, or failure to occur, of any event, the occurrence or failure of which (a) would result in an IXC Material Adverse Effect or could reasonably be expected to result in an IXC Material Adverse Effect or materially adversely affect the ability of IXC to perform any of its obligations under this Agreement, (b) if known as of the date of this Agreement, would have been required to be disclosed to Network, or (c) causes any representation or warranty of IXC contained in this Agreement or any Schedule hereto to be untrue or inaccurate in any material respect at any time from the date of this Agreement to and including the Closing Date, IXC shall provide to Network all relevant information related thereto.

     Section 6.14  RESERVED.

     Section 6.15 Issuance of Shares. Upon issuance of shares of the IXC Common in the Merger as Merger Consideration, the IXC Shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of any lien, security interest or other encumbrance of any kind and free of any claim, except for the rights of IXC pursuant to this Agreement.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     Section 7.1 Applications to Commissions. As soon as practicable after execution of this Agreement, Network and IXC shall join in applications to the Commissions requesting the approvals and authorizations of each such Commission of the transactions contemplated by this Agreement. Each party shall pay its own fees of the Commissions charged in connection with or incidental to the filing and processing of the aforesaid applications, as well as all other fees and expenses incurred in connection therewith. Each of the parties to this Agreement agrees that if IXC, using its reasonable judgment, determines that an application to any other state or federal agency for its approval or authorization of the transactions contemplated herein is required, then

IXC shall file such application and Network shall join in such application with IXC and otherwise act in accordance with the provisions of this Section 7.1 with respect to any such application.

     Section 7.2  Joint Proxy Statement and Registration Statement.

          (a) IXC and Network will prepare and file with the SEC as soon as reasonably practicable after the date hereof the Registration Statement and the Proxy Statement (together, the "Joint Proxy/Registration Statement"). For the avoidance of doubt, IXC shall, pursuant to the Registration Statement (and post-effective amendments thereto prepared on such form or forms as IXC may determine), register under the Securities Act the Share Consideration and either the issuance of IXC Common upon exercise of a New Warrant or the resale of IXC Common issued upon exercise of a New Warrant. The parties hereto shall use reasonable efforts to (i) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing and (ii) cause the Share Consideration and either the shares of IXC Common issued upon exercise of the New Warrants or the resale of shares of IXC Common issued upon exercise of the New Warrants to be registered (or obtain an exemption from registration) under the applicable state "blue sky" or securities laws; provided, however, that no party shall be required to register or qualify as a foreign corporation or take other action which would subject it to service of process in any jurisdiction where IXC or the Surviving Corporation, as the case may be, will not otherwise be, following the Merger, so subject." Each of the parties hereto shall furnish all information concerning itself which is required or customary for inclusion in the Joint Proxy/Registration Statement. The parties shall use reasonable efforts to cause the shares of IXC Common issuable in the Merger to be approved for listing on the Nasdaq National Market ("NMS") upon official notice of issuance. The information provided by any party hereto for use in the Joint Proxy/Registration Statement shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading. No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion in the Joint Proxy/Registration Statement.

          (b) IXC shall use its best efforts to cause to be delivered to Network letters of Ernst & Young LLP, dated a date within two business days before the date of the Joint Proxy/Registration Statement, and addressed to Network, in form and substance reasonably satisfactory to Network and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4.

          (c) Network shall use its best efforts to cause to be delivered to IXC letters of Arthur Andersen & Co., dated a date within two business days before the date of the Joint Proxy/Registration Statement, and addressed to IXC, in form and substance reasonably satisfactory to IXC and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4.

          (d) The Network Board of Directors shall recommend that the Shareholders vote to adopt and approve the Merger on the terms and subject to the conditions of this Agreement, and the Joint Proxy/Registration Statement shall contain such recommendation.

     Section 7.3 HSR Filings. IXC and Network each shall file or cause to be filed with the FTC and the DOJ any notifications required to be filed by their respective "ultimate parent" companies under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. The parties will use all commercially reasonable efforts to make such filings promptly and to respond on a timely basis to any requests for additional information made by either of such agencies, provided, however, that nothing in this Agreement shall obligate any party (or any Affiliate) to sell or otherwise dispose of or hold separate any substantial business asset or product line in order to obtain any required governmental approval.

     Section 7.4 Expenses. Except as otherwise provided herein, irrespective of whether the transactions contemplated by this Agreement are consummated, all costs and expenses incurred by Network shall be paid by Network and all costs and expenses incurred by IXC and Acquisition shall be paid by IXC.

                                  ARTICLE VIII

                             CONDITIONS TO CLOSING

     Section 8.1  IXC , IXC Long Distance and Acquisition Conditions to
Closing. The obligations of IXC, IXC Long Distance and Acquisition hereunder are subject to the satisfaction or waiver of each of the following conditions at or before Closing:

          (a) All representations and warranties of Network in this Agreement and any certificate or Schedule to be delivered pursuant hereto, which Schedule shall not be amended by Network without IXC's prior written consent, shall be true and accurate in all material respects on the date hereof and on and as of the Closing, and Network shall have delivered to IXC a certificate to such effect dated as of the Closing Date;

          (b) There shall be no Network Material Adverse Effect from the date hereof through the Closing Date and the average monthly revenues of Network, as determined in accordance with Schedule 8.1(b), shall be at least $8,400,000;

          (c) Network shall perform and comply in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to the Closing Date;

          (d) Network shall have delivered to IXC and Acquisition all of the documents required to be delivered by them pursuant to this Agreement.

          (e) IXC and IXC's counsel shall have approved the form and substance of the documents delivered by Network pursuant to this Agreement, which approval shall not be unreasonably withheld or delayed;

          (f) There shall be no claims, actions or suits pending or threatened against Network or a Subsidiary that would restrict or prohibit Network from consummating the transactions contemplated herein;

          (g) The Network Shareholder Approval shall have been obtained;

          (h) Prior to the Closing, there shall not have occurred any damage, destruction or loss in respect of Network or its assets exceeding $500,000 not covered by insurance;

          (i) Network shall have delivered to IXC a Certificate of Good Standing (or its equivalent) of Network and each of the Subsidiaries issued by the Secretary of State of their States of incorporation as of a date no more than 20 days prior to the Closing Date;

          (j) Network shall have furnished to IXC a Certificate of the Secretary of Network, certified as of the Closing Date, as to the incumbency and signatures of the officers of Network executing this Agreement and any Transaction Documents to which Network is a party;

          (k) Neither Network nor any of the Subsidiaries shall have suffered or incurred the loss, termination, suspension or adverse modification to, or been threatened with any such loss, termination, suspension or adverse modification to, any certificate, license or permit necessary or required for Network or such Subsidiary to continue, both before and after the Effective Time, to operate and conduct its business in the manner, and in the geographic areas, currently conducted by it as of the date of this Agreement, except such as would not have Network Material Adverse Effect;

          (l) All Commission approvals and material regulatory approvals, including all licenses, permits, authorizations, consents and other approvals of and filings with any governmental or regulatory agency required to be obtained or made in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained or made by or on behalf of the parties; and

          (m) All material consents of other third-parties required to have been obtained in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained by or on behalf of Network.

     Section 8.2 Network Conditions to Closing. The obligations of Network hereunder are subject to the satisfaction or waiver of each of the following conditions at or before Closing:

          (a) All representations and warranties of IXC and Acquisition in this Agreement and any certificate or Schedule to be delivered pursuant hereto, which Schedule shall not be amended by IXC without Network's prior written consent, shall be true and accurate in all material respects on the date hereof and on and as of the Closing, and IXC and Acquisition shall have delivered to the Network a certificate to such effect dated as of the Closing Date;

          (b) There shall be no IXC Material Adverse Effect from the date hereof through the Closing Date;

          (c) IXC and Acquisition shall perform and comply in all material respects with all of their obligations under this Agreement which are to be performed or complied with by IXC or Acquisition prior to or on the Closing Date;

          (d) IXC and Acquisition shall have delivered to Network all of the documents required to be delivered by them by this Agreement;

          (e) Network and Network's counsel shall have approved the form and substance of the documents delivered by IXC and Acquisition pursuant to this Agreement, which approval shall not be unreasonably withheld or delayed;

          (f) There shall be no claims, actions or suits pending or threatened against IXC, IXC Long Distance or Acquisition that would restrict or prohibit IXC, IXC Long Distance or Acquisition from consummating the transactions contemplated herein;

          (g) The Network Shareholder Approval shall have been obtained;

          (h) IXC shall have delivered to Network Certificates of Good standing (or their equivalent) issued by the Delaware Secretary of State for IXC, IXC Long Distance and Acquisition, as of a date not more than 20 days prior to Closing Date; and

          (i) IXC shall have furnished to Network a Certificate of the Secretary of IXC, IXC Long Distance and Acquisition certified as of the Closing Date, as to the incumbency and signatures of the officers of IXC, IXC Long Distance and Acquisition executing Agreement and any Transaction Document to which they are a party.

     Section 8.3 Mutual Conditions to Obligations of Network and IXC. The obligations of Network and IXC hereunder are subject to:

          (a) The receipt of Final Orders (as defined below) of the Commissions approving and authorizing the transactions contemplated herein which Final Orders are not to be unduly burdensome. For the purposes of this Agreement, a "Final Order" shall mean an order of any Commission which is not subject to rehearing by such Commission or to judicial review.

          (b) The Registration Statement, at or before the Closing Date, having become effective in accordance with the Securities Act and the nonexistence of a stop order suspending such effectiveness at such time.

          (c) The receipt by each of a letter from its independent public accountants, dated as of the Closing Date, in form and substance reasonably satisfactory, in each case, to Network and IXC, stating that the transactions to be effected pursuant to this Agreement will qualify as a pooling of interests transaction under GAAP and applicable SEC regulations.

          (d) The shares of IXC Common issuable pursuant to the Merger having been approved for listing on the NMS upon official notice of issuance.

          (e) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                                   ARTICLE IX

                                 MISCELLANEOUS

     Section 9.1 Survival. The several representations and warranties of the parties contained in or made pursuant to this Agreement and the several covenants and agreements of the parties contained in this Agreement shall expire on the Closing Date and, except for the provisions of Sections 4.10, 6.10, 7.4, 9.2, 9.3, 9.4, 9.7, 9.8, 9.9, 9.10, 9.12, and 9.16, inclusive, of this
Agreement, the several covenants and agreements of the parties contained in this Agreement shall expire on the termination or abandonment of this Agreement.

     Section 9.2  Termination of Agreement; Termination Fee.

          (a) The transactions contemplated hereby may be abandoned, and this Agreement terminated, upon notice, at any time after the date of this Agreement, but not later than the Closing, by:

             (i) The mutual consent of the Boards of Directors of Network and IXC;

             (ii) IXC , if Network is in willful breach of any of its representations, warranties, covenants or agreements under this Agreement in any material respect and such breach has not been cured within 20 business days of IXC's notice to Network of such breach;

             (iii) Network, if IXC, IXC Long Distance or Acquisition is in willful breach of any of its representations, warranties, covenants or agreements under this Agreement in any material respect and such breach has not been cured within 20 business days of Network's notice to IXC of such breach;

             (iv) Either Network or IXC, if the consummation of the Merger contemplated herein has been enjoined and such injunction is not subject to appeal or if a Final Order which contains an unduly burdensome term, condition or provision is issued and no appeal is taken by either party therefrom;

             (v) Either Network or IXC, by written notice to the other, if the Network Shareholders Approval shall not have been obtained at the Network Meeting, including any adjournments thereof;

             (vi) The Board of Directors of Network or IXC if the Merger contemplated herein shall not have become effective on or before December 31, 1998; provided, however, that the right to terminate this Agreement under this Section 9.2(a)(vi) should not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; and provided further, if any condition to this Agreement shall fail to be satisfied by reason or the existence of an injunction or order of any court or governmental or regulatory body, then at the request of either party the deadline date referred to above shall be extended for a reasonable period of time, not in excess of sixty (60) days, to permit the parties to have such injunction vacated or order reversed;

             (vii) RESERVED; or

             (viii) Network if it received a bona fide, fully funded offer to acquire all of its outstanding common stock or all or substantially all of its assets, which, after taking into account the payment to be made to IXC under subsection (b) below, would in the opinion of the Network Board of Directors result in a value (at the time of the closing of such acquisition) to the Shareholders greater than $142,000,000.

          (b) Upon termination of this Agreement by Network pursuant to subsection (viii) of Section 9.2(a), Network agrees to pay IXC a fee in immediately available funds equal to $7,500,000.

          (c) Each of the parties acknowledge that the agreement contained in this Section 9.2 is an integral part of the transactions contemplated by this Agreement and that without such agreement, neither party would enter into this Agreement; accordingly, if either party fails to pay promptly the amount due pursuant to this Section 9.2, such party shall also pay the other party's costs and expenses (including reasonable attorney's fees) incurred in connection with collecting such amount, together with interest on the amounts payable at the rate of 10% percent per annum.

     Section 9.3 Effect of Termination or Abandonment. If for any reason the transactions contemplated hereby are terminated or abandoned pursuant to Section
9.2 hereof, all written schedules and other information and all copies of material from the books and records of any party heretofore furnished to any other party shall be returned promptly to the party furnishing the same and, in such event, the provisions of this Agreement relating to confidential information shall survive the termination of this Agreement and the abandonment of the reorganization.

     Section 9.4 Liabilities. In the event this Agreement is terminated and the contemplated transactions are abandoned pursuant to Section 9.2 hereof, no party hereto shall have any duty or liability to the other either for costs, expenses, loss of anticipated profits or otherwise, except with respect to any liability or damages incurred or suffered by a party as a result of the breach by the other party of any of its representations, warranties, covenants or agreements set forth in this Agreement, and except for any termination fee payable under Section 9.2.

     Section 9.5 Assignment. This Agreement shall not be assigned any party without the other parties' prior written consent; provided, however, this Agreement may be assigned by operation of law without consent of the other parties in the event of a Merger, consolidation other change of control of a party. Notwithstanding the foregoing, this Agreement and any Transaction Document may be assigned without prior written notice or consent to any Affiliate of IXC or entity which merges with or into IXC or acquires substantially all the assets of IXC, so long as the consideration to be received by the Shareholders shall not be different from that contemplated hereunder.

     Section 9.6 Further Assurances. Subject to the terms and conditions of this Agreement, from time to time prior to, at and after the Closing, Network and IXC will and will cause their respective directors and officers to execute all such instruments and take all such actions as IXC or Network, being advised by counsel, shall reasonably request in connection with the carrying out and effectuating of the intent and purpose hereof and all transactions and things contemplated by this Agreement including, without limitation, the execution and delivery of any and all confirmatory and other instruments in addition to those to be delivered on the Closing, and any and all actions which may reasonably be necessary or desirable to complete the transactions contemplated hereby.

     Section 9.7 Notices. All notices, demands and other communications which may or are required to be given hereunder or with respect hereto shall be in writing, shall be given either by personal delivery or by nationally recognized overnight courier or by telecopier, and shall be deemed to have been given or made when personally delivered, one business day after delivered to a nationally recognized overnight courier, postage prepaid and receipt requested, or one business day after transmission by telecopier, receipt confirmed, addressed as follows:

        (a)  If to IXC, IXC Long Distance or Acquisition, to:

            IXC Communications, Inc.
            1122 Capital of Texas Highway South
            Austin, Texas 78746
            Fax: (512) 328-1834
            Attention: Jeffrey C. Smith, Esq.

            with a copy to:

            Riordan & McKinzie
            695 Town Center Drive, Suite 1500
            Costa Mesa, California 92626
            Fax: (714) 549-3244
            Attention: Michael P. Whalen, Esq.

     or to such other address as IXC, IXC Long Distance or Acquisition, may from time to time designate by notice to Network; and

        (b) If to Network, to:

            Network Long Distance, Inc.
            7000 Squibb, Suite 310
            Mission, Kansas 66202
            Fax: (913) 262-2730
            Attention: Timothy A. Barton

            with a copy to:

            Blackwell Sanders Matheny Weary Lombardi LLP
            2300 Main, Suite 1100
            Kansas City, Missouri 64108
            Fax: (816) 983-8080
            Attention: James M. Ash, Esq.

     or to such other address as Network may from time to time designate by notice to IXC.

     Section 9.8 Entire Agreement. This Agreement, together with all of the Transaction Documents, constitutes the entire agreement between the parties and supersedes and cancels any and all prior agreements between the parties relating to the subject matter hereof.

     Section 9.9 Rules of Construction. This Agreement shall be construed as follows:

          (a) Except as otherwise defined in this Agreement, words shall be given their commonly understood meaning in agreements of this nature, except that accounting terms shall be given the meaning ascribed thereto by generally accepted accounting principles and interpretations;

          (b) This Agreement has been negotiated on behalf of the parties hereto with the advice of counsel and no general rule of contract construction requiring an agreement to be more stringently construed against the drafter or proponent of any particular provision shall be applied in construction of this Agreement;

          (c) The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement;

          (d) Throughout this Agreement, the masculine, feminine or neuter genders shall be deemed to include the masculine, feminine and neuter, and the singular and plural, and vice versa; and

          (e) All of the exhibits and schedules attached hereto are incorporated herein and made a part of this Agreement by reference thereto.

     Section 9.10 Law Governing. This Agreement shall be governed by and construed and enforced in accordance with the laws of the state of Delaware, but not including the choice of law rules thereof.

     Section 9.11 Waiver of Provisions. The terms, covenants, representations, warranties or conditions of this Agreement may be waived only by a written instrument executed by the party waiving compliance. Such waiver shall be authorized solely by the majority vote of the Board of Directors or, to the extent permitted by applicable law, the Executive Committee of the party waiving compliance or by officers authorized by such Board or Committee. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any party of any condition, or the breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement. The representations and warranties of Network and IXC contained in this Agreement or in any certificate or other document delivered pursuant hereto or in connection herewith prior to or at the Closing shall not be deemed waived or otherwise amended or modified by any investigation made by any party hereto.

     Section 9.12 Successors. All of the terms and conditions of this Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of IXC and Network. For the purpose of this Agreement, the term "successors" shall include but not be limited to heirs, legatees, and devisees.

     Section 9.13 Counterparts. This Agreement may be executed in several counterparts, and all so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all parties are not signatory to the original or the same counterpart.

     Section 9.14 Public Statements or Releases. Network and IXC each agree not to make, issue or release any public announcement, statement or acknowledgment of the existence of, or reveal the terms, conditions and status of, the transactions provided for in this Agreement, without first attempting to the extent reasonably possible (and in all cases with regard to written matters) to clear such announcement, statement, acknowledgment or revelation with the other. Each agrees that it will not unreasonably withhold any such consent or clearance from the other.

     Section 9.15 Severability. In the event that any provision in this Agreement be held invalid or unenforceable, by a court of competent jurisdiction, such provision shall be severable from, and such invalidity or unenforceability shall not be construed to have any effect on, the remaining provisions of this Agreement, unless such provision goes to the essence of this Agreement in which case the entire Agreement may be declared invalid and not binding upon any of the parties.

     Section 9.16 No Third Party Beneficiaries. This Agreement and the obligations of parties hereunder shall operate exclusively for the benefit of the parties executing this Agreement and their permitted successors and assigns and not for the benefit of any other person or entity, including, without limitation, any other shareholder, creditor, employee or former employee of either Network or IXC and no such person or entity shall have any rights or remedies hereunder.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day, month and year first above written.

                                          IXC:

                                          IXC COMMUNICATIONS, INC.

                                          By: /s/ Jeffrey C. Smith

                                          Name: Jeffrey C. Smith

                                          Title: Senior Vice President

                                          IXC LONG DISTANCE:

                                          IXC LONG DISTANCE, INC.

                                          By: /s/ Jeffrey C. Smith

                                          Name: Jeffrey C. Smith

                                          Title: Senior Vice President

                                          ACQUISITION:

                                          PISCES ACQUISITION CORP.

                                          By: /s/ Jeffrey C. Smith

                                          Name: Jeffrey C. Smith

                                          Title: Senior Vice President

                                          NETWORK:

                                          NETWORK LONG DISTANCE, INC.

                                          By: /s/ Tim A. Barton

                                          Name: Tim A. Barton

                                          Title: President

                         LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

     3.1   Network Certificate of Incorporation and Bylaws
     5.1   IXC and Acquisition Certificates of Incorporation and Bylaws

SCHEDULES

Network Schedules:
     3.2   Network Subsidiaries, Other Interests
     3.4   Options, Warrants, Etc.
     3.6   Consents and Approvals
     3.8   Material Adverse Changes
     3.9   Undisclosed Liabilities
  3.11(a)  Employment Contracts
  3.11(b)  Employee Salary and Benefit Information
  3.11(c)  Employee Severance Information
  3.11(d)  Benefit Plans
  3.11(e)  Title IV Plans
  3.11(g)  Multi-Employer Plans
  3.11(j)  Non-Terminable Benefit Plans
     3.12  Litigation
     3.13  Exceptions to Compliance with Laws, Tariffs
     3.14  Tax Filings and Audits
     3.15  Bank Accounts
     3.16  Other Contracts, Agreements, Leases, Etc.
     3.17  Owned Real Property and Liens and Encumbrances
     3.21  Conflicts of Interest
     3.22  Insurance
     4.1   Network Expenses Outside Ordinary Course
     4.2   Permitted Actions
   8.1(b)  Revenue Test

IXC Schedules:
     5.3   Options, Warrants, Etc.
     5.5   Consents and Approvals
     5.7   Material Adverse Changes
     5.8   Undisclosed Liabilities
  5.10(a)  Benefit Plans
  5.10(b)  Non-Terminable Benefit Plans
     5.11  Litigation
     5.12  Exceptions to Compliance with Laws, Tariffs
     5.13  Tax Filings and Audits
     6.2   Permitted Actions

                                                                         ANNEX C
MORGAN STANLEY
                                                     MORGAN STANLEY & CO.
                                                     INCORPORATED
                                                     1585 BROADWAY
                                                     NEW YORK, NEW YORK 10036
                                                     (212) 761-4000

                                                     December 19, 1997

Board of Directors
Network Long Distance, Inc.
11817 Canon Boulevard
Suite 600
Newport News, VA 23606

Gentlemen:

     We understand that Network Long Distance, Inc. ("Network"), IXC Communications, Inc. ("IXC"), IXC Long Distance, Inc., a wholly-owned subsidiary of IXC ("IXC Long Distance"), and Pisces Acquisition Corp., a wholly-owned subsidiary of IXC ("Pisces"), have entered into a Stock Acquisition Agreement and Plan of Merger dated as of December 19, 1997 (the "Merger Agreement") which provides, among other things, for the merger (the "Merger") of Pisces with and into Network. Pursuant to the Merger, Network will become a wholly-owned subsidiary of IXC and each outstanding share of common stock, par value $0.0001 per share, (the "Network Common Stock") of Network, other than shares held in the treasury or any shares held by IXC or any affiliate of IXC, will be converted into the right to receive 0.2998 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of IXC (the "IXC Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holder of shares of Network Common Stock.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Network and IXC, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning Network prepared by the management of Network;

          (iii) analyzed certain financial projections prepared by the management of Network;

          (iv) discussed the past and current operations and financial condition and the prospects of Network with senior executives of Network;

          (v) discussed the past and current operations and financial condition and the prospects of IXC with senior executives of IXC;

          (vi) reviewed the reported prices and trading activity for the Network Common Stock and the IXC Common Stock;

          (vii) compared the financial performance of Network and IXC and the prices and trading activity of the Network Common Stock and the IXC Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (ix) discussed with senior executives of Network and IXC their views of the strategic, financial and operational benefits anticipated from the Merger;

          (x) participated in discussions and negotiations among representatives of Network, IXC and certain other parties and their financial and legal advisors;

          (xi) reviewed the Merger Agreement; and

          (xii) performed such other analysis as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Network. We have also assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of Network, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of Network in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for IXC and its affiliates and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of Network, except that this opinion may be included in its entirety in any filing made by Network with the Securities and Exchange Commission with respect to the Merger. In addition, we express no opinion or recommendation as to how the holders of Network Common Stock should vote at the stockholders' meeting held in connection with the Merger.

     Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Network Common Stock.

                                          Very truly yours,

                                          MORGAN STANLEY & CO.
                                          INCORPORATED

                                          By: /s/   SCOTT W. MATLOCK

                                            ------------------------------------
                                                      Scott W. Matlock
                                                         Principal

                                       C-2